This Management Proxy Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

TRANSACTION INVOLVING

BEMA GOLD CORPORATION

AND

KINROSS GOLD CORPORATION

NOTICE AND MANAGEMENT PROXY CIRCULAR FOR SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2007
DECEMBER 22, 2006

December 22, 2006

Dear Shareholder:

     The Board of Directors cordially invites you to attend the special meeting of shareholders of Bema Gold Corporation (‘‘Bema’’) to be held commencing at 2:00 p.m. (Vancouver time) on January 30, 2007 at the Sutton Place Hotel, Versailles Room, 845 Burrard Street, Vancouver, British Columbia.

     At the meeting, shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving a statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act whereby Kinross Gold Corporation (‘‘Kinross’’) will acquire all of the outstanding common shares of Bema, as well as certain related transactions (collectively, the ‘‘Transaction’’). Under the Transaction, shareholders will receive 0.4447 of a common share of Kinross plus Cdn$0.01 in cash for each common share of Bema.

     The Board of Directors of Bema, based in part on the unanimous recommendation of the Special Committee of the Board of Directors, has determined that the consideration being offered pursuant to the Transaction is fair to shareholders and that the Transaction is in the best interests of Bema and recommends that shareholders vote in favour of the special resolution. The recommendation of the Special Committee and the Board of Directors is based on various factors, including the opinion of BMO Nesbitt Burns, financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share pursuant to the Transaction was fair, from a financial point of view, to shareholders of Bema other than Kinross.

     To be effective, the Transaction must be approved by a resolution passed by two-thirds of the votes cast at the special meeting, including by a majority of the votes cast by ‘‘minority’’ shareholders. The Transaction is also subject to certain conditions and the approval of the Ontario Superior Court of Justice.

     The accompanying Notice of Special Meeting and Management Proxy Circular provide a full description of the Transaction and include certain additional information to assist you in considering how to vote on the Transaction. You are encouraged to consider carefully all of the information in the accompanying circular including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal or other professional advisors.

     Your vote is important regardless of the number of Bema common shares you own. If you are a registered holder of Bema common shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (printed on blue paper) by not later than 2:00 p.m. (Vancouver time) on January 26, 2007, to ensure that your shares will be voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares.

     Subject to obtaining court approval and satisfying all other conditions of closing, including obtaining the approval of Bema’s shareholders, it is anticipated that the Transaction will be completed in early February 2007.

     If you have any questions relating to the Transaction, please contact Georgeson Shareholder Communications Canada Inc., toll free, at 1-866-598-0048.

     On behalf of Bema, we would like to thank all shareholders for their ongoing support as we prepare for this important event in Bema’s history.

Yours very truly,

Clive Johnson	R. Stuart Angus
Director and Chairman of the Board	Director and Chairman of the Special Committee

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Center
595 Burrard Street
Vancouver, BC V7X 1J1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting (the ‘‘Meeting’’) of the holders of common shares (the ‘‘Bema Shareholders’’) of Bema Gold Corporation (‘‘Bema’’) will be held at the Sutton Place Hotel, Versailles Room, 845 Burrard Street, Vancouver, British Columbia, on January 30, 2007, at 2:00 p.m. (Vancouver time), for the following purposes:

1.

in accordance with the interim order of the Ontario Superior Court of Justice dated December 22, 2006 (the ‘‘Interim Order’’), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the ‘‘Special Resolution’’) approving an arrangement (the ‘‘Arrangement’’) under section 192 of the Canada Business Corporations Act (the ‘‘CBCA’’), the purpose of which is to effect, among other things, the acquisition of all of the common shares of Bema by Kinross Gold Corporation (‘‘Kinross’’) through the exchange of the issued common shares of Bema (‘‘Bema Shares’’) for common shares of Kinross (‘‘Kinross Shares’’) and cash on the basis of 0.4447 of a Kinross Share and Cdn$0.01 in cash for each Bema Share, as well as certain related transactions, all as more fully set forth in the accompanying management proxy circular (the ‘‘Circular’’) of Bema; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

     The Board of Directors has fixed December 6, 2006 as the record date for determining Bema Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Bema Shareholders of record on December 6, 2006 are entitled to receive notice of the Meeting and to attend and vote at the Meeting. This Notice is accompanied by the Circular, a form of proxy and a letter of transmittal (printed on yellow paper).

     Registered holders of Bema Shares who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy with Bema, c/o Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax: 416-263-9524), prior to 2:00 p.m. (Vancouver time) on January 26, 2007, or, if the Meeting is adjourned or postponed, not less than 48 hours prior to the start of such adjourned or postponed meeting. Non-registered holders of Bema Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your Bema Shares not being voted at the Meeting. If you have any questions about the information contained in the Circular or require assistance in completing your form of proxy or letter of transmittal, please contact Bema’s proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., at 1-866-598-0048.

     Registered holders of Bema Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Bema Shares, subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss or unavailability of any right of dissent.

     The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Bema before the Meeting or by the Chair at the Meeting.

     DATED at Vancouver, British Columbia, December 22, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Clive Johnson
Director and Chairman of the Board

i

SCHEDULES

ii

NOTE TO UNITED STATES SHAREHOLDERS

     The securities issuable in connection with the Transaction have not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authorities in any state, nor has the United States Securities and Exchange Commission or the securities regulatory authorities in any state passed on the adequacy or accuracy of this management proxy circular. Any representation to the contrary is a criminal offence.

     The Kinross securities to be issued under the Transaction have not been registered under the U.S. Securities Act and, to the extent that registration would otherwise be required under Section 5 thereof, are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under ‘‘The Transaction — United States Securities Law Considerations’’ in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

     Likewise, information concerning the properties and operations of Bema and Kinross has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms ‘‘Mineral Resource’’, ‘‘Measured Mineral Resource’’, ‘‘Indicated Mineral Resource’’ and ‘‘Inferred Mineral Resource’’ used in this Circular or in the documents incorporated by reference herein are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the ‘‘CIM’’) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

     While the terms ‘‘Mineral Resource’’, ‘‘Measured Mineral Resource’’, ‘‘Indicated Mineral Resource’’ and ‘‘Inferred Mineral Resource’’ are recognized and required by Canadian Securities regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. ‘‘Inferred Mineral Resource’’ has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an ‘‘Inferred Mineral Resource’’ will ever be upgraded to a higher category. Under Canadian Securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an ‘‘Inferred Mineral Resource’’ exists, or is economically or legally mineable.

     In addition, the definitions of ‘‘Proven Mineral Reserves’’ and ‘‘Probable Mineral Reserves’’ under CIM standards differ in certain respects from the SEC standards.

     Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Bema Shareholders should be aware that the exchange of their Bema Shares for Kinross Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Bema Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See ‘‘Certain Canadian Federal Income Tax Considerations’’ and ‘‘Certain United States Federal Income Tax Considerations’’ in this Circular.

     The enforcement by Bema Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Bema and Kinross are incorporated or organized under the laws of Canada, that some or all of their officers and directors and the experts named herein may be residents of Canada, and that all or a substantial portion of the assets of Bema, Kinross, and those persons are located outside the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     All statements, other than statements of historical fact, contained or incorporated by reference in this Circular, including any information as to the future financial or operating performance of Bema, Kinross and the Combined Company, constitute ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the ‘‘safe harbour’’ provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Circular.

     Forward-looking statements include, without limitation, statements with respect to the future price of gold, copper and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and matters related to the completion of the Transaction.

     The words ‘‘plans,’’ ‘‘expects,’’ or ‘‘does not expect,’’ ‘‘is expected,’’ ‘‘budget,’’ ‘‘scheduled,’’ ‘‘estimates,’’ ‘‘forecasts,’’ ‘‘intends,’’ ‘‘anticipates,’’ or ‘‘does not anticipate,’’ or ‘‘believes,’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might,’’ or ‘‘will be taken,’’ ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Bema and Kinross as of the date of this Circular, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

     The estimates and assumptions of each of Bema and Kinross include, but are not limited to, the various assumptions set forth in their respective most recent annual information form and management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with Bema and Kinross’ current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with Kinross’ current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, South African rand, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates.

     Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: actual results of exploration activities; actual results of reclamation activities; estimation or realization of mineral reserves and resources; timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; requirements for additional capital; future prices of metal; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; hedging practices; title disputes; claims limitations on insurance coverage; the timing and possible outcome of pending litigation and the possibility of new litigation; risks associated with international operations; risks related to joint venture operations; risks related to the integration of acquisitions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, South Africa or other countries in which Bema, Kinross or the Combined Company may carry on business in the future; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licences and permits; diminishing quantities or grades or reserves; and shortages of required supplies and materials. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected geologic formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) as well as those factors discussed under ‘‘General Development of the Business — Risk Factors’’ in Bema’s Annual Information Form for the year ended December 31,

2005 and under ‘‘Risk Factors’’ in Kinross’ Annual Information Form for the year ended December 31, 2005. There are also certain risks related to the consummation of the Transaction and the business and operations of the Combined Company including, but not limited to, the risk that the businesses of Kinross and Bema may not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that the expected combination benefits may not be fully realized or not realized within the expected time frame; risks associated with realizing the increased earnings and enhanced growth opportunities currently anticipated for the Combined Company; risks associated with realizing the benefits of the Combined Company’s growth projects; risks associated with meeting key production and cost estimates by the Combined Company; construction and technological risks related to the Combined Company; capital requirements and operating risks associated with the expanded operations of the Combined Company; the market price of the shares of the Combined Company; and other risks discussed in this Circular or in the documents incorporated by reference.

     These risk factors are not intended to represent a complete list of the risk factors that could affect Kinross or Bema or the Combined Company. Although Bema has attempted to identify in this Circular important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements in this Circular and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking statements in this Circular and the documents incorporated by reference herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular are qualified by these cautionary statements. Specific reference is made to the respective most recent annual information form, annual management’s discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Bema and Kinross.

     Certain of the forward-looking statements and other information contained herein concerning the mining industry and Bema and Kinross’ general expectations concerning the mining industry, Bema, Kinross and the Combined Company are based on estimates prepared by Bema or Kinross using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Bema or Kinross believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Bema is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

     Each of Bema and Kinross disclaims any intention or obligation to update or revise any of the forward-looking statements in this Circular or incorporated by reference herein, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

See ‘‘Information Pertaining to Kinross’’ in this Circular.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

     Unless otherwise indicated, all references to ‘‘US$’’ or ‘‘U.S. dollars’’ in this Circular refer to United States dollars and all references to ‘‘Cdn$’’ or ‘‘Canadian dollars’’ in this Circular refer to Canadian dollars. Bema’s financial statements incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Kinross’ financial statements that are included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with Canadian GAAP.

     On November 3, 2006, the last trading day before the announcement of the Transaction, the exchange rate for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates provided by the Bank of Canada, was Cdn$1.1290.

     On December 21, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was Cdn$1.1537.

INFORMATION CONTAINED IN THIS CIRCULAR

     The information contained in this Circular is given as at December 21, 2006, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

     No person has been authorized to give any information or to make any representation in connection with the Transaction and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Bema.

     This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

     Information contained in this Circular should not be construed as legal, tax or financial advice and Bema Shareholders are urged to consult their own professional advisors in connection therewith.

INFORMATION PERTAINING TO KINROSS

     Certain information pertaining to Kinross, including forward-looking statements made by Kinross, included or incorporated by reference herein has been provided by Kinross or is based on publicly available documents and records on file with the Canadian Securities Authorities or the SEC and other public sources. Although Bema does not have any knowledge that would indicate that any such information is untrue or incomplete, Bema assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to Bema.

SUMMARY

          The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated by reference herein. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Arrangement Agreement is appended to this Circular as Appendix C.

Date, Time and Place of Meeting

          The Meeting will be held on January 30, 2007, at 2:00 p.m. (Vancouver time) at the Sutton Place Hotel, Versailles Room, 845 Burrard Street, Vancouver, British Columbia.

The Record Date

          The Record Date for determining the Bema Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business on December 6, 2006.

Purpose of the Meeting

          At the Meeting, Bema Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Special Resolution. The approval of the Special Resolution will require the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, including by a majority of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of applicable securities laws.

The Transaction

The Arrangement

          The purpose of the Arrangement is to effect the acquisition by Kinross of all of the issued and outstanding Bema Shares. If the Special Resolution is approved by the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting including by a majority of the votes cast by ‘‘minority’’ Bema Shareholders and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA. Pursuant to the Arrangement, the following transactions, among others, will occur:

•	Kinross will issue and pay to Bema Shareholders (other than a Registered Shareholder who exercises Dissent Rights) 0.4447 of a Kinross Share and Cdn$0.01 in cash for each Bema Share held;

•

Bema Options will be exchanged for Kinross Replacement Options to acquire the number of Kinross Shares equal to the product of: (A) the number of Bema Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Share plus the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash for each Bema Share that such holder was entitled to receive under its Bema Option (rounded down to the nearest whole share); and

•

each holder of a Bema Warrant or Bema Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Note, as the case may be, in accordance with its terms, in lieu of each Bema Share to which such holder was entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, 0.4447 of a Kinross Share and Cdn$0.01 in cash.

          On completion of the Transaction, Bema Shareholders will hold approximately 40% of the total issued and outstanding Kinross Shares (assuming exercise of all outstanding Bema Options and Bema Warrants and conversion of the Bema Convertible Notes) and Bema will become a wholly owned subsidiary of Kinross.

          See ‘‘The Transaction — The Arrangement’’ in this Circular.

The B2Gold Transaction

          As part of the Transaction, Kinross and Bema have entered into certain arrangements with B2Gold, a company incorporated by certain members of Bema’s management, pursuant to which, prior to the Effective Date, Bema (through its subsidiaries) will transfer certain assets to B2Gold, including:

•	all of Bema’s interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited;

•	50% of Bema’s 75% interest in a joint venture that will have an indirect interest in the Kupol East and West Licenses, which are adjacent to the Kupol gold and silver project in northeast Russia;

•	an option to purchase all or any part of the 17,935,310 common shares of Consolidated Puma Minerals Corp. currently owned by Bema; and

•	indebtedness currently owed to Bema by Consolidated Puma Minerals Corp.

          The aggregate consideration for these transactions will consist of US$15 million (payable in cash, debt and shares of B2Gold) and the grant to Bema Vendorco of an option to acquire shares of B2Gold, as well as a pre-emptive right in respect of subsequent issuances of shares by B2Gold.

          A subsidiary of Kinross, Bema and B2Gold have also entered into an agreement regarding their respective interests in future exploration activities in certain areas of Russia and a subsidiary of Kinross and B2Gold will enter into a joint venture agreement with a Russian minority partner in regards to the entity that will have an indirect interest in the Kupol East and West Licenses.

          See ‘‘The Transaction — The B2Gold Transaction’’ in this Circular.

Recommendation of the Special Committee

          The Bema Board established the Special Committee to, among other things, review and consider the Transaction. The Special Committee retained BMO Nesbitt Burns as its financial advisor. BMO Nesbitt Burns has given an opinion that, as of the date of such opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share was fair, from a financial point of view, to Bema Shareholders other than Kinross and an opinion that, as of the date of such opinion, the consideration offered pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema. The Special Committee, having taken into account such BMO Nesbitt Burns opinions and such other matters as it considered relevant, has unanimously determined that the offered consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction is fair to Bema Shareholders and that the Transaction is in the best interests of Bema and has unanimously recommended that the Bema Board approve the Transaction and recommend that Bema Shareholders vote FOR the Special Resolution. The Special Committee, also having taken into account such BMO Nesbitt Burns opinions, recommended that the Bema Board approve the B2Gold Transaction.

Recommendation of the Bema Board

          After careful consideration, the Bema Board has unanimously determined that the offered consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction is fair to Bema Shareholders and that the Transaction is in the best interests of Bema. Accordingly, the Bema Board unanimously recommends that Bema Shareholders vote FOR the Special Resolution.

Reasons for the Transaction

          In the course of their evaluation of the Transaction, the Special Committee and the Bema Board consulted with Bema’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Bema’s due diligence review of Kinross, and considered a number of factors including, among others, the following:

•

Significant Premium to Bema Shareholders. Kinross has offered Bema Shareholders a significant premium to the Bema Share price. The consideration to be received by Bema Shareholders under the Transaction represents a premium of approximately 26% based on the volume-weighted average price of Bema Shares on the TSX for the 20 trading days ended November 3, 2006 (being the last trading day prior to the announcement of the Transaction) and based upon the volume-weighted average price of Kinross Shares on the TSX for the same period or approximately 24% based on the closing price of the Bema Shares on the TSX on November 3,

2006 of Cdn$5.40 (being the last trading day prior to the announcement of the Transaction) and the closing price of the Kinross Shares on the TSX on November 3, 2006 of Cdn$14.99.

•

Expected Benefits from Owning Shares of the Combined Company. The Special Committee and the Bema Board believe that share ownership in the Combined Company resulting from the Transaction will result in a number of benefits to Bema Shareholders, including participation in a company that will:

•	be well-positioned to compete with the other senior North American gold companies;

•	have a strong production growth profile;

•	have financial strength that should enable it to finance its development projects; and

•	have enhanced geographic diversity through operations in North America, South America and Russia.

•

Continued Participation by Bema Shareholders in the Assets of Bema and Participation in the Assets of Kinross. Bema Shareholders, through their ownership of Kinross Shares, will continue to participate in any increase in the value of Bema’s mineral projects as well as the other assets of Bema and will also benefit from any increase in the value of the assets currently owned by Kinross.

•

Fairness Opinion. The Special Committee and the Bema Board considered the opinion of BMO Nesbitt Burns to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share pursuant to the Transaction was fair, from a financial point of view, to shareholders of Bema other than Kinross.

•

Tax Deferred Rollover. Bema Shareholders who are Eligible Holders and who properly complete and file the required election will benefit from a tax deferred rollover under the ITA in respect of any capital gains that would otherwise be realized on the disposition of Bema Shares. Bema Shareholders who are U.S. Holders should benefit from a tax deferred reorganization and should not recognize any capital gains for U.S. federal income tax purposes with respect to the receipt of the Kinross Shares in exchange for Bema Shares. See ‘‘Certain Canadian Federal Income Tax Considerations’’ and ‘‘Certain United States Federal Income Tax Considerations’’.

•

Alliance with B2Gold. Bema Shareholders, through their ownership of Kinross Shares, will participate (through Kinross’ 9.9% indirect interest, which at the option of a subsidiary of Kinross may be increased to 19.9%) in B2Gold, a private exploration and development company of current members of Bema management that has an accomplished exploration and development team with extensive knowledge, experience and connections in Russia and Latin America. Kinross will also have a right of first offer on projects in Russia that B2Gold intends to offer for joint venture. See ‘‘The Transaction — The B2Gold Transaction’’.

•

Arrangement Agreement. Under the Arrangement Agreement, the Bema Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Bema Shareholders than the Transaction. The fees payable to Kinross in connection with a termination of the Arrangement Agreement as a result of Bema entering into a Superior Proposal are reasonable in the circumstances and not preclusive of other proposals.

•

Approval Thresholds. The Bema Board considered the following required approvals to be protective of the rights of Bema Shareholders. The Special Resolution must be approved by two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, including by a majority of the votes cast by ‘‘minority’’ Bema Shareholders. The Arrangement must be also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Bema Shareholders.

•	Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Bema Shares.

•

Outstanding Bema Warrants, Bema Convertible Notes and Bema Options. In accordance with the terms of the Bema Warrants and the Bema Convertible Notes, each holder of a Bema Warrant or Bema Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Note, as the case may be, in accordance with its terms, and will accept in lieu of each Bema Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration.

Holders of Bema Options who have not exercised such Bema Options prior to the Effective Time will receive Kinross Replacement Options under the Transaction.

          In the course of its deliberations, the Special Committee and the Bema Board also identified and considered a variety of risks, including, but not limited to:

•	as Bema Shareholders will receive Kinross Shares based on a fixed exchange ratio, Kinross Shares received by Bema Shareholders under the Transaction may have a market value lower than expected;

•	the issue of Kinross Shares under the Transaction and their subsequent sale may cause the market price of Kinross Shares to decline; and

•

the risks to Bema if the Transaction is not completed, including the costs to Bema in pursuing the Transaction and the diversion of management attention away from the conduct of Bema’s business in the ordinary course.

          The foregoing summary of the information and factors considered by the Special Committee and the Bema Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Special Committee and the Bema Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Special Committee’s and the Bema Board’s recommendations were made after consideration of all of the above-noted factors and in light of the Special Committee’s and the Bema Board’s collective knowledge of the business, financial condition and prospects of Bema, and were also based upon the advice of financial advisors and legal advisors to the Special Committee and the Bema Board. In addition, individual members of the Special Committee and the Bema Board may have assigned different weights to different factors.

Voting Agreements

          The directors and executive officers of Bema have each entered into Voting Agreements with Kinross pursuant to which they have agreed, among other things, to support the Transaction and vote their Bema Shares in favour of the Special Resolution. As of December 21, 2006, these directors and executive officers held 834,466 Bema Shares, representing approximately 0.17% of the issued Bema Shares on such date.

Fairness Opinions of BMO Nesbitt Burns

          As at the date of the Fairness Opinions and subject to the analyses, assumptions, qualifications and limitations discussed in the Fairness Opinions, BMO Nesbitt Burns has concluded that the offered consideration of 0.4447 of a Kinross Share for each Bema Share pursuant to the Transaction was fair, from a financial point of view, to shareholders of Bema other than Kinross and that the consideration offered pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema.

          See ‘‘The Transaction — Fairness Opinions of BMO Nesbitt Burns’’ in this Circular and the Fairness Opinions attached as Appendix E to this Circular. Bema Shareholders are encouraged to read the Fairness Opinions in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken.

The Companies

          Bema is a reporting issuer (or equivalent) in each province of Canada. Bema Shares trade on the TSX and the NYSE under the symbol ‘‘BGO’’ and on the AIM under the symbol ‘‘BAU’’. Bema is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa and Chile.

          Kinross is a reporting issuer (or equivalent) in each province of Canada. Kinross Shares trade on the TSX under the symbol ‘‘K’’ and the NYSE under the symbol ‘‘KGC’’. Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties primarily in the Americas and Russia. The principal products of Kinross are gold and silver produced in the form of dor´e that is shipped to refineries for final processing. Kinross is the fourth largest primary gold producer in North America and the eight largest in the world.

          See ‘‘The Combined Company after the Transaction’’ in this Circular for a description of Kinross after giving effect to the Transaction.

Conditions to Completion of the Transaction

          The implementation of the Transaction is subject to a number of conditions being satisfied or waived by one or both of Bema and Kinross at or prior to the Effective Time, including the following:

•

the approval of the Special Resolution by the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting including by a majority of the votes cast by ‘‘minority’’ Bema Shareholders;

•	receipt of the Final Order;

•	performance in all material respects by Bema and Kinross of all covenants required to be performed under the Arrangement Agreement;

•	that the representations and warranties of Bema and Kinross contained in the Arrangement Agreement are true and correct as of the Effective Date;

•	Dissent Rights not having been exercised in respect of, in the aggregate, more than 5% of the Bema Shares;

•	no Material Adverse Change with respect to Bema or Kinross having occurred;

•	the receipt of all required approvals, consents, permits, waivers, exemptions and orders, including, but not limited to, approval of the Federal Anti-Monopoly Service of the Russian Federation;

•

the TSX having conditionally approved and the NYSE having approved subject to official notice of issuance, respectively, the listing of the Kinross Shares to be issued pursuant to the Transaction and upon the exercise of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes, subject to the satisfaction of the customary listing requirements of the TSX and the NYSE, respectively;

•	the Kupol Land having been reclassified as industrial land and CMGC having entered into a long term lease agreement in respect of the Kupol Land; and

•	the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement remaining in full force unamended.

          See ‘‘The Arrangement Agreement — Conditions Precedent to the Arrangement’’ in this Circular.

No Solicitation/Superior Proposal

          In the Arrangement Agreement, Bema has agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person (other than Kinross) regarding an Acquisition Proposal. Nonetheless, the Bema Board is permitted to consider and accept a Superior Proposal under certain conditions. Kinross is entitled to a five business day period within which to exercise a right to match any Superior Proposal. If Bema enters into an agreement regarding a Superior Proposal, Bema will be required to pay to Kinross the Termination Fee.

          See ‘‘The Arrangement Agreement — No Solicitation’’, ‘‘The Arrangement Agreement — Superior Proposals’’ and ‘‘The Arrangement Agreement — Termination Fee’’ in this Circular.

Termination of Arrangement Agreement

          Bema and Kinross may agree in writing to terminate the Arrangement Agreement and abandon the Transaction at any time prior to the Effective Time. In addition, either Bema or Kinross may terminate the Arrangement Agreement and abandon the Transaction at any time prior to the Effective Time if certain specified events occur.

          See ‘‘The Arrangement Agreement — Termination of the Arrangement Agreement’’ in this Circular.

Termination Fee

          The Arrangement Agreement provides that Bema will pay to Kinross a Termination Fee of Cdn$79.0 million if: (i) the Arrangement Agreement is terminated by Bema in connection with Bema entering into an agreement in respect of a Superior Proposal; or (ii) if an Acquisition Proposal is publicly announced and is not publicly withdrawn prior to the Meeting and thereafter the Special Resolution is not approved at the Meeting and Bema completes such Acquisition Proposal within 12 months following the Completion Deadline.

          See ‘‘The Arrangement Agreement — Termination Fee’’ in this Circular.

Exchange of Bema Share Certificates and Treatment of Fractional Shares

          A letter of transmittal is enclosed with this Circular for use by Bema Shareholders for the purpose of surrendering share certificates representing Bema Shares to the Depositary at an address of the Depositary set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Bema Shareholder will be entitled to receive, and Kinross will cause the Depositary to deliver a certificate representing the number of Kinross Shares issuable or deliverable pursuant to the Arrangement and the cash component of the consideration in respect of the exchange of Bema Shares. See ‘‘The Transaction — The Arrangement — Letter of Transmittal’’ in this Circular.

          The letter of transmittal enclosed with this Circular includes a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election under any applicable provincial tax legislation) (a ‘‘Section 85 Election’’) in order to wholly or partly defer recognition of capital gains that would otherwise be realized on the disposition of the Bema Shares. Eligible Holders who request a tax instruction letter and related materials for a Section 85 Election and who would like to make a similar election for Quebec income tax purposes may request a tax instruction letter and related materials concerning such Quebec election by so indicating in the space provided in the letter of transmittal. Non-Registered Holders will need to deal with their broker or other intermediary to receive the tax election package and the necessary election forms. See ‘‘The Transaction — The Arrangement — Tax Election Procedure for Bema Shareholders Subject to Canadian Taxation’’ in this Circular.

          No fractional Kinross Shares will be issued to Bema Shareholders. If a Bema Shareholder is entitled to a fractional share representing 0.5 or more of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded up to the nearest whole Kinross Share. If a Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded down to the nearest whole Kinross Share. See ‘‘The Transaction — The Arrangement — Fractional Shares’’ in this Circular.

Rights of Dissent

          Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Bema at or before 5:00 p.m. (Vancouver time) on January 26, 2007 (or on the day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading ‘‘Dissenting Holders’ Rights’’ below. If a Registered Shareholder dissents, and the Arrangement is completed, Kinross will acquire the shares of the Dissenting Holder for a debt claim against Kinross entitling the Dissenting Holder to be paid the ‘‘fair value’’ of its Dissenting Bema Shares as of the close of business on the day before the day the Special Resolution is adopted. This amount may be the same as, more than or less than the Share Consideration offered under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular entitled ‘‘Dissenting Holders’ Rights’’ if they wish to exercise Dissent Rights. It is a condition of the Arrangement that Dissent Rights not be exercised in respect of, in the aggregate, more than 5% of the outstanding Bema Shares.

          See ‘‘The Transaction — Dissenting Holders’ Rights’’ in this Circular.

Certain Canadian Federal Income Tax Considerations

          A Bema Shareholder who is resident in Canada for the purposes of the ITA, who holds Bema Shares as capital property and who is an Eligible Holder should generally be able to exchange Bema Shares for Kinross Shares and cash under the Arrangement on a tax-deferred rollover basis by making an appropriate Section 85 Election jointly with Kinross. Such a Bema Shareholder who does not make a Section 85 Election will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Kinross Shares and cash received by the Bema Shareholder under the Arrangement exceed (or are less than) the Bema Shareholder’s adjusted cost base of the Bema Shares and any reasonable costs of disposition.

          A Bema Shareholder who is not resident in Canada for the purposes of the ITA will generally not be subject to tax under the ITA on any capital gain realized on the exchange of such Bema Shareholder’s Bema Shares for Kinross Shares and cash under the Arrangement, unless the Bema Shares are ‘‘taxable Canadian property’’ to such Bema

Shareholder and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of a applicable tax convention.

Certain United States Federal Income Tax Considerations

          Although the matter is not free from doubt, the exchange of Bema Shares for Kinross Shares and cash pursuant to the Arrangement should qualify as a tax-deferred reorganization for U.S. federal income tax purposes. In accordance with treatment of this exchange as a reorganization and except as discussed below, the U.S. Holders of Bema Shares should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Bema Shares for Kinross Shares and cash pursuant to the Arrangement, except that gain (but not loss) realized will be recognized to the extent of the cash received. There can be no assurance that the Internal Revenue Service will not challenge the qualification of the Arrangement as a tax-deferred reorganization for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.

          The foregoing summary is qualified in its entirety by the more detailed discussion of United States federal income tax consequences of the Arrangement set forth under the heading ‘‘Certain United States Federal Income Tax Considerations’’.

Kinross Selected Unaudited Pro Forma Financial Information

          The following selected unaudited pro forma consolidated financial information for Kinross is based on the assumptions described in the respective notes to the Kinross unaudited pro forma consolidated financial statements as at September 30, 2006 and for the nine-month period ended September 30, 2006 and the year ended December 31, 2005, included elsewhere in this Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Transaction had occurred on September 30, 2006. The unaudited pro forma condensed consolidated statements of operations have been prepared based on the assumption that, among other things, the Transaction had occurred on January 1, 2005. The unaudited pro forma consolidated financial statements are not necessarily indicative of Kinross’ consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project Kinross’ consolidated financial position or results from operations for any future period.

          The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Transaction contained in this Circular, the unaudited pro forma consolidated financial statements contained in this Circular and the audited and unaudited consolidated financial statements of Bema and Kinross incorporated by reference in this Circular.

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005
	(in millions of	(in millions of
	U.S. dollars)	U.S. dollars)
Consolidated Statement of Operations
Revenue	$778.9	$781.7
Operating earnings (loss)	$147.5	$(257.4)
Earnings (loss) before taxes and other items	$144.6	$(288.2)
Net income (loss)	$109.1	$(284.5)
Net income (loss) per share — basic	$0.19	$(0.51)
Net income (loss) per share — diluted	$0.19	$(0.51)
Consolidated Balance Sheet
Assets	$5,503.4
Liabilities	$1,175.9
Non-controlling interest	$16.4
Convertible Preferred Shares of Subsidiary Company	$14.5
Common shareholders’ equity	$4,296.6

Risk Factors

          There are risks associated with the completion of the Transaction.

          Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Bema Shares may be adversely affected; (ii) as Bema Shareholders will receive Kinross Shares based on a fixed exchange ratio, Kinross Shares received by Bema Shareholders under the Transaction may have a market value lower than expected; (iii) the closing of the Transaction is conditional on, among other things, the receipt of consents and approvals from Governmental Entities that could delay completion of the Transaction or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company; (iv) the issue of Kinross Shares under the Transaction and their subsequent sale may cause the market price of Kinross Shares to decline; (v) the Combined Company may not realize the benefits currently anticipated from the combination of Bema and Kinross due to challenges associated with integrating the operations, technologies and personnel of Bema and Kinross; and (vi) the Combined Company may not meet key production and cost estimates.

          See ‘‘Risk Factors’’ in this Circular.

          In addition, an investment in a natural resource issuer involves a significant degree of risk. Both Bema and Kinross are subject to a number of risks in the operation of their businesses. Bema Shareholders should carefully review the risk factors set forth under ‘‘Risk Factors’’ in this Circular, in Bema’s Annual Information Form dated March 30, 2006, and in Kinross’ Annual Information Form dated March 31, 2006.

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Center
595 Burrard Street
Vancouver, BC V7X 1J1

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

          At the Meeting, Bema Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Special Resolution. The approval of the Special Resolution will require the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting including by a majority of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of applicable securities laws.

Date, Time and Place of the Meeting

          The Meeting will be held on January 30, 2007, at 2:00 p.m. (Vancouver time) at the Sutton Place Hotel, Versailles Room, 845 Burrard Street, Vancouver, British Columbia.

Record Date

          The Record Date for determining persons entitled to receive notice of and vote at the Meeting is December 6, 2006. Shareholders of record as at the close of business on December 6, 2006 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

          This Circular is being furnished in connection with the solicitation of proxies by or on behalf of management of Bema for use at the Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by officers and regular employees of Bema (for no additional compensation). All costs incurred in connection with the preparation and mailing of this Circular and the accompanying form of proxy and letter of transmittal, as well as the costs of solicitation of proxies will be borne by Bema. Under the Arrangement Agreement, Kinross has also been authorized by Bema to solicit proxies on behalf of management of Bema in favour of the Special Resolution. In accordance with the Arrangement Agreement, Bema has retained Georgeson Shareholder Communications Canada Inc. (‘‘Georgeson’’) to solicit proxies from Bema Shareholders. Georgeson will be paid a proxy solicitation program management fee of Cdn$25,000, a retail Bema Shareholder call fee of Cdn$6.00 per call and a success fee of Cdn$15,000 if the Special Resolution is approved at the Meeting. In addition, Bema has agreed to reimburse Georgeson for disbursements and GST where applicable.

Appointment of Proxyholders

          The persons named in the accompanying form of proxy are Clive Johnson and Roger Richer, each of whom is a representative of management of Bema. Each Bema Shareholder has the right to appoint a person or company, other than the persons named in the enclosed form of proxy, who need not be a shareholder of Bema, to attend and act for and on behalf of the Bema Shareholder at the Meeting. This right may be exercised by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy. A proxy that is in writing, must be dated the date on which it is executed, must be executed by the Bema Shareholder or his or her attorney authorized in writing or, if the Bema Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Bema Shares registered in the name of the Bema Shareholder, must specify the number of Bema Shares to which it is to apply.

Voting by Proxyholder

          The Bema Shares represented by a properly executed proxy will be voted for or against all matters to be voted on at the Meeting in accordance with the instructions of the Registered Shareholder on any vote that may be called for.

          In the absence of any instructions to the contrary, the Bema Shares represented by proxies received by management will be voted FOR the approval of the Special Resolution.

          The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of Bema knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Registered Shareholders

          Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a)

completing, dating and signing the enclosed proxy and returning it to the Transfer Agent by fax from within North America at 1-866-249-7775, or from outside North America at 416-263-9524, or by mail or hand to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the proxy (Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number); and

(c)

using the Transfer Agent’s website at www.computershare.com/ca/proxy (Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number);

in all cases ensuring that the proxy is received by 2:00 p.m. (Vancouver time) on January 26, 2007 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time to which the Meeting is adjourned or postponed. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Bema Board at its discretion.

Beneficial Shareholders

          Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Bema Shares beneficially owned by a person (a ‘‘Non-Registered Holder’’) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Bema will be distributing copies of the Notice of Meeting, this Circular, the form of proxy and the letter of transmittal (collectively, the ‘‘Meeting Materials’’) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

          Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Transfer Agent as set out above; or

(b)

more typically, be given a form which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a ‘‘voting information form’’) which the Intermediary must follow.

          In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

Revocation of Proxies

          A Registered Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)

by depositing an instrument in writing executed by such Bema Shareholder or by such Bema Shareholder’s attorney authorized in writing, or, if the Bema Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)

at the registered office of Bema, Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or

	(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other matter permitted by law.

          A Non-Registered Holder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a voting information form (or a proxy).

Bema Shares Outstanding and Principal Holders Of Bema Shares

          At the close of business on December 21, 2006, 482,636,578 Bema Shares were issued and outstanding. Each Bema Shareholder is entitled to one vote per Bema Share held on all matters to come before the Meeting, including the Special Resolution. Bema Shares are the only securities of Bema which will have voting rights at the Meeting.

          To the knowledge of the directors and executive officers of Bema, the only shareholder who beneficially owned, directly or indirectly, or exercised control or direction over, Bema Shares carrying more than 10% of the voting rights attached to all issued Bema Shares as at December 21, 2006 was as follows:

	Number of Bema	Percentage of Bema
Shareholder Name	Shares Held	Shares Held

Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited	50,218,690(1)	10.40%
_______________
Note:
(1)	Includes Bema Shares and Bema Warrants to acquire Bema Shares.

THE TRANSACTION

          The Transaction will be carried out pursuant to the Arrangement Agreement, the Plan of Arrangement, the B2Gold Purchase and Sale Agreement and related documents. A summary of the principal terms of the Arrangement Agreement, the Plan of Arrangement and the B2Gold Purchase and Sale Agreement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement, which are appended to this Circular, and the B2Gold Purchase and Sale Agreement. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Approval of Special Resolution

          At the Meeting, Bema Shareholders will be asked to approve the Special Resolution, in the form set out in Appendix A to this Circular. The approval of the Special Resolution will require the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting including by a majority of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of applicable securities laws.

Background to the Transaction

          In November, 2005, Tye W. Burt, the Chief Executive Officer of Kinross, informally approached Clive T. Johnson, the Chief Executive Officer of Bema, regarding a potential business combination involving the two companies. A confidentiality agreement was entered into between the parties on December 6, 2005 and Kinross began due diligence. In February, 2006, the Bema Board considered the necessity of establishing an independent committee of directors to consider the Kinross approach, any approaches from other parties, and Bema’s on-going consideration of strategic alternatives. The Bema Board established an independent committee of the Bema Board consisting of Robert Cross, Robert Gayton and R. Stuart Angus and the independent committee retained Bennett Jones LLP to provide it with independent legal advice. In March 2006, Kinross made a site visit to the Kupol project and the Julietta mine. Throughout the early part of 2006, while Kinross conducted an analysis and review of Bema’s assets including Kupol, Cerro Casale and Refugio, informal discussions continued between Mr. Burt and Mr. Johnson, but no proposal was made by Kinross and the informal discussions ceased in March 2006.

          In early September 2006, Kinross again approached Bema to re-initiate informal discussions regarding the prospect of a potential business combination involving Bema and Kinross. In mid-September, 2006, Mr. Burt presented a new informal proposal to Mr. Johnson in respect of a potential business combination with Bema as well as the disposition of certain assets of Bema which Kinross did not wish to own. It was agreed that the assets would be sold to a new company to be incorporated by certain members of management of Bema. After receiving the informal proposal, Bema sought the advice of its financial advisor, Genuity Capital Markets, and its legal advisor, Stikeman Elliott LLP, and began its due diligence of Kinross. From September 15, 2006 to September 17, 2006, Kinross conducted site due diligence at the Kupol project. Over the course of the next couple of days, Bema and its advisors reviewed and considered Kinross’ informal proposal and worked on an informal counter proposal which was communicated to Mr. Burt towards the end of September, 2006. It was also determined that this renewed interest of Kinross and the nature of the Kinross proposal required the continued oversight of an independent committee. The Special Committee re-commenced its active involvement in the process in early October 2006 with Mr. Gayton and Mr. Angus being its two members.

          From mid-September, 2006 until early November, 2006, Bema and Kinross and their respective financial and legal advisors exchanged numerous proposals and counterproposals as part of their on-going negotiation of the business terms of the proposed transaction. Face to face meetings between representatives of Bema and Kinross, together with their respective financial advisors, were held in Vancouver in late October, 2006. The Kinross and Bema financial advisors also made presentations regarding the strategic rationales for a combination of Kinross and Bema. During this time, the Bema Board confirmed the formal mandate of the Special Committee being principally to review and consider the proposed business combination, the fairness of any possible transaction, and to make recommendations to the Bema Board regarding the foregoing. At a meeting on October 25, 2006, the Bema Board was updated on the negotiations and discussions that management and the Special Committee, with the advice of legal counsel, had had with Kinross. The Bema Board authorized management to continue to proceed to negotiate the full terms of the proposed transaction and to keep it informed of developments in the negotiations.

          By early November, the Special Committee had retained BMO Nesbitt Burns to provide the Special Committee and the Board of Directors of Bema with an opinion as to the fairness, from a financial point of view, of the consideration offered pursuant to the Transaction to Bema Shareholders and advice as to the fairness to Bema of the consideration offered pursuant to the B2Gold Transaction. As well, two due diligence sessions were held with Kinross management in early November, 2006 regarding operational, technical, legal and financial matters.

          The Bema Board met formally on November 3, 2006 and was updated as to the progress of the discussions and negotiations with Kinross, as well as outstanding matters. Over the course of that following weekend, Bema and Kinross, together with their respective legal counsel and financial advisors, negotiated a letter agreement that set out the terms of the proposed transaction, including representations and warranties, conditions and transaction protection measures (the ‘‘Letter Agreement’’). The Letter Agreement did not include detailed transactional mechanics which would be settled in a subsequent definitive agreement.

          On November 5, 2006, the Special Committee met to consider the draft Letter Agreement and to receive the independent assessment and advice of BMO Nesbitt Burns and the advice of its independent legal counsel, Bennett Jones LLP. BMO Nesbitt Burns advised the Special Committee that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the offered consideration of 0.441 of a Kinross Share for each Bema Share held was fair, from a financial point of view, to the shareholders of Bema other than Kinross and that in its assessment, the fair value of the subject matter of the B2Gold Transaction as proposed at that time was less than 2% of the market capitalization of Bema. BMO Nesbitt Burns also provided advice as to the fairness to Bema of the consideration offered to Bema pursuant to the B2Gold Transaction. As noted below, BMO Nesbitt Burns’ advice concerning the fairness, from a financial point of view, of both the Kinross share consideration offered pursuant to the Transaction to Bema Shareholders other than Kinross and the consideration offered to Bema pursuant to the B2Gold Transaction were subsequently formalized in the written Fairness Opinions. After a lengthy discussion, based in part on the financial advice and opinion of BMO Nesbitt Burns, the Special Committee concluded that the Kinross share consideration to be received by Bema Shareholders under the Transaction was fair and that the Transaction is in the best interests of Bema and resolved to recommend to the Bema Board that it approve the Transaction and recommend to the Bema Shareholders that they vote in favour of the Special Resolution.

          Also on November 5, 2006, the Bema Board met to consider the Letter Agreement, to receive the report and the recommendation of the Special Committee and its independent assessment of the B2Gold Transaction, and to receive the independent assessment and advice of BMO Nesbitt Burns and consider other factors relevant to the proposed transaction. Stikeman Elliott LLP led the Bema Board through a detailed discussion of the Letter Agreement and Genuity Capital Markets then made a presentation to the Bema Board in respect of the financial and strategic merits of the proposed transaction. BMO Nesbitt Burns advised the Bema Board that as of November 5, 2006 and based upon certain analyses, assumptions, qualifications and limitations to be set out in a subsequently delivered written fairness opinion, in its opinion, the offered consideration of 0.441 of a Kinross Share for each Bema Share pursuant to the Transaction was fair, from a financial point of view, to shareholders of Bema other than Kinross and that in its assessment, the fair value of the subject matter of the B2Gold Transaction was less than 2% of the market capitalization of Bema and also provided advice as to the fairness to Bema of the consideration offered pursuant to the Transaction. After much discussion, the Bema Board resolved and determined that: (i) the Kinross share consideration being offered under the Transaction was fair to Bema Shareholders and the Transaction is in the best interests of Bema; (ii) it recommends that Bema Shareholders vote in favour of the Transaction; and (iii) that Bema enter into the Letter Agreement and perform its obligations thereunder.

          On November 6, 2006, Bema and Kinross entered into the Letter Agreement and issued a joint press release announcing the Letter Agreement.

          On December 15, 2006, subject to board approvals, Bema and Kinross agreed that Bema’s indirect interest in Petrex would not be transferred to B2Gold, as originally contemplated in the Letter Agreement. As a result, Bema and Kinross agreed that, subject to board approvals, the consideration to be received by Bema Shareholders would be increased from 0.441 of a Kinross Share plus Cdn$0.01 in cash for each Bema Share to 0.4447 of a Kinross Share plus Cdn$0.01 in cash for each Bema Share. Also on December 15, 2006, there was a meeting of the Bema Board at which the Bema Board was provided with a comprehensive update as to the status of the Transaction and the relevant Transaction documentation.

          On December 20, 2006, Bema and Kinross settled the terms of the Arrangement Agreement, which set forth all of the transaction mechanics for the proposed business combination including the detailed terms of the Arrangement.

          On December 20, 2006, the Special Committee met to receive the independent assessment and advice of BMO Nesbitt Burns and to consider further the Transaction and the draft Arrangement Agreement. BMO Nesbitt Burns advised the Special Committee that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share held was fair, from a financial point of view, to shareholders of Bema other than Kinross and that, in its opinion, the consideration offered pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema. BMO Nesbitt Burns also advised the Special Committee that in its assessment, the fair value of the subject matter of the B2Gold Transaction continued to represent less than 2% of the market capitalization of Bema. After a discussion, based in part on the financial advice and Fairness Opinions of BMO Nesbitt Burns, the Special Committee concluded that the offered consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction was fair and that the Transaction is in the best interests of Bema and resolved to recommend to the Bema Board that it approve the Transaction and recommend to the Bema Shareholders that they vote in favour of the Special Resolution. Also in view of the foregoing advice and opinion of BMO Nesbitt Burns and in the context of the Transaction, the Special Committee resolved to recommend to the Bema Board that it approve the B2Gold Transaction.

          Also on December 20, 2006, the Bema Board met to consider the Transaction and the Arrangement Agreement, to receive the report and the recommendation of the Special Committee and its independent assessment of the Transaction, and to receive the independent assessment and advice of BMO Nesbitt Burns and consider other factors relevant to the Transaction. As part of these discussions, the Bema Board was advised by BMO Nesbitt Burns that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share held was fair, from a financial point of view, to shareholders of Bema other than Kinross and that, in its opinion, the consideration offered pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema. BMO Nesbitt Burns also advised the Bema Board that in its assessment, the fair value of the subject matter of the B2Gold Transaction continued to represent less than 2% of the market capitalization of Bema. After discussion, the Bema Board unanimously resolved and determined that: (i) the consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction is fair to Bema Shareholders and the Transaction is in the best interests of Bema; (ii) it recommends that Bema Shareholders vote in favour of the Transaction; and (iii) that Bema enter into the Arrangement Agreement and perform its obligations thereunder. The Bema Board, after a discussion of the B2Gold Transaction in the context of the overall Transaction and after having received the recommendation of the Special Committee, also approved the B2Gold Transaction.

          The parties entered into the Arrangement Agreement on December 21, 2006 and a joint press release announcing the execution of the Arrangement Agreement was issued prior to the open of markets on December 22, 2006.

Recommendation of the Special Committee

          The Bema Board established the Special Committee to, among other things, review and consider the Transaction. The Special Committee retained BMO Nesbitt Burns as its financial advisor. BMO Nesbitt Burns has given an opinion that, as of the date thereof, the offered consideration of 0.4447 of a Kinross Share for each Bema Share was fair, from a financial point of view, to Bema Shareholders other than Kinross and an opinion that, as of the date thereof, the consideration offered pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema. The Special Committee, having taken into account such BMO Nesbitt Burns opinions and such other matters as it considered relevant, has unanimously determined that the offered consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction is fair to Bema Shareholders and that the Transaction is in the best interests of Bema and has unanimously recommended that the Bema Board approve the Transaction and recommend that Bema Shareholders vote FOR the Special Resolution. The Special Committee, also having taken into account such BMO Nesbitt Burns opinions, recommended that the Bema Board approve the B2Gold Transaction.

Recommendation of the Bema Board

          After careful consideration, the Bema Board has unanimously determined that the offered consideration of 0.4447 of a Kinross Share for each Bema Share under the Transaction is fair to Bema Shareholders and that the Transaction is in the best interests of Bema. Accordingly, the Bema Board unanimously recommends that Bema Shareholders vote FOR the Special Resolution.

Reasons for the Transaction

          In the course of their evaluation of the Transaction, the Special Committee and the Bema Board consulted with Bema’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Bema’s due diligence review of Kinross, and considered a number of factors including, among others, the following:

•

Significant Premium to Bema Shareholders. Kinross has offered Bema Shareholders a significant premium to the Bema Share price. The consideration to be received by Bema Shareholders under the Transaction represents a premium of approximately 26% based on the volume-weighted average price of Bema Shares on the TSX for the 20 trading days ended November 3, 2006 (being the last trading day prior to the announcement of the Transaction) and based upon the volume-weighted average price of Kinross Shares on the TSX for the same period or approximately 24% based on the closing price of the Bema Shares on the TSX on November 3, 2006 of Cdn$5.40 (being the last trading day prior to the announcement of the Transaction) and the closing price of the Kinross Shares on the TSX on November 3, 2006 of Cdn$14.99.

•

Expected Benefits from Owning Shares of the Combined Company. The Special Committee and the Bema Board believe that the ownership of shares in the Combined Company resulting from the Transaction will result in a number of benefits to Bema Shareholders, including the following:

•

Participation in a Company That Will be Well-Positioned to Compete With the Other Senior North American Gold Producers. The Combined Company will possess approximately 42 million ounces of proven and probable gold reserves and 8 million ounces of measured and indicated gold resources. The Combined Company will also have proven and probable silver reserves of approximately 67 million ounces on a pro forma basis as at December 31, 2005, and 2.9 billion pounds of copper.

•	Participation in a Company That Will Have A Strong Production Growth Profile. The Combined Company’s total gold production is expected to grow by approximately 56% from 2006 to 2009.

•

Participation in a Company That Will Have Financial Strength That Should Enable it to Finance its Development Projects. On a pro forma basis for the year ended December 31, 2005, the revenue of the Combined Company was US$782 million. On a pro forma basis for the nine months ended September 30, 2006, the revenue of the Combined Company was US$779 million. These revenues, if continued, should enable the Combined Company to finance the development projects of the Combined Company. On a pro forma basis, the Combined Company will have cash of US$251 million as at September 30, 2006.

•	Increased Geographic Diversification. The Combined Company will have enhanced geographic diversification, having revenue generating mining operations in North America, South America and Russia.

•

Continued Participation by Bema Shareholders in the Assets of Bema and Participation in the Assets of Kinross. Bema Shareholders, through their ownership of Kinross Shares, will continue to participate in any increase in the value of Bema’s mineral projects as well as the other assets of Bema and the increase in the value of the assets currently owned by Kinross. Bema Shareholders will own approximately 40% of the Kinross Shares upon completion of the Transaction (assuming exercise of all outstanding Bema Options and Bema Warrants and conversion of the Bema Convertible Notes).

•

Fairness Opinion. The Special Committee and the Bema Board considered the opinion of BMO Nesbitt Burns to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the offered consideration of 0.4447 of a Kinross Share for each Bema Share pursuant to the Transaction was fair, from a financial point of view, to shareholders of Bema other than Kinross.

•

Tax Deferred Rollover. Bema Shareholders who are Eligible Holders and who properly complete and file the required election will benefit from a tax deferred rollover under the ITA in respect of any capital gains that would otherwise be realized on the disposition of Bema Shares. Bema Shareholders who are U.S. Holders should benefit from a tax deferred reorganization and should not recognize any capital gains for U.S. federal income tax purposes with respect to the receipt of the Kinross Shares in exchange for Bema Shares. See ‘‘Certain Canadian Federal Income Tax Considerations’’ and ‘‘Certain United States Federal Income Tax Considerations’’.

•

Alliance with B2Gold. Bema Shareholders, through their ownership of Kinross Shares, will participate (through Kinross’ 9.9% indirect interest, which at the option of a subsidiary of Kinross may be increased to 19.9%) in B2Gold, a private exploration and development company of current members of Bema management that has an accomplished exploration and development team with extensive knowledge, experience and connections in Russia and Latin America. Kinross will also have a right of first offer on projects in Russia that B2Gold intends to offer for joint venture. See ‘‘The Transaction — The B2Gold Transaction’’.

•

Arrangement Agreement. Under the Arrangement Agreement, the Bema Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Bema Shareholders than the Transaction. The fees payable to Kinross in connection with a termination of the Arrangement Agreement as a result of Bema entering into a Superior Proposal are reasonable in the circumstances and not preclusive of other proposals.

•

Approval Thresholds. The Bema Board considered the following required approvals to be protective of the rights of Bema Shareholders. The Special Resolution must be approved by two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, including by a majority of the votes cast by ‘‘minority’’ Bema Shareholders. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Bema Shareholders.

•	Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Bema Shares.

•

Outstanding Bema Warrants, Bema Convertible Notes and Bema Options. In accordance with the terms of the Bema Warrants and the Bema Convertible Notes, each holder of a Bema Warrant or Bema Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Note, as the case may be, in accordance with its terms, and will accept in lieu of each Bema Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration. Holders of Bema Options who have not exercised such Bema Options prior to the Effective Time will receive Kinross Replacement Options under the Transaction.

          In the course of its deliberations, the Special Committee and the Bema Board also identified and considered a variety of risks, including, but not limited to:

•	as Bema Shareholders will receive Kinross Shares based on a fixed exchange ratio, Kinross Shares received by Bema Shareholders under the Transaction may have a market value lower than expected;

•	the issue of Kinross Shares under the Transaction and their subsequent sale may cause the market price of Kinross Shares to decline; and

•

the risks to Bema if the Transaction is not completed, including the costs to Bema in pursuing the Transaction and the diversion of management attention away from the conduct of Bema’s business in the ordinary course.

          The foregoing summary of the information and factors considered by the Special Committee and the Bema Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Special Committee and the Bema Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Special Committee’s and the Bema Board’s recommendations were made after consideration of all of the above-noted factors and in light of the Special Committee’s and the Bema Board’s collective knowledge of the business, financial condition and prospects of Bema, and were also based upon the advice of financial advisors and legal advisors to the Special Committee and the Bema Board. In addition, individual members of the Special Committee and the Bema Board may have assigned different weights to different factors.

Fairness Opinions of BMO Nesbitt Burns

          BMO Nesbitt Burns was retained to act as financial advisor to the Special Committee and to provide an opinion as to whether the offered consideration of 0.4447 of a Kinross Share for each Bema Share pursuant to the Transaction is fair, from a financial point of view, to shareholders of Bema other than Kinross and to provide an opinion as to whether the consideration offered pursuant to the B2Gold Transaction is fair, from a financial point of view, to Bema and an independent assessment that the fair value of the subject matter of the B2Gold Transaction is less than 2% of the market capitalization of Bema.

          At the meetings held on November 5, 2006, BMO Nesbitt Burns made a presentation to the Special Committee and advised the Special Committee that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the Kinross share consideration offered pursuant to the Transaction was fair, from a financial point of view, to the shareholders of Bema other than Kinross. BMO Nesbitt Burns also provided advice as to the fairness of the consideration offered to Bema pursuant to the B2Gold Transaction, and as to its independent assessment that the fair value of the subject matter of the B2Gold Transaction was less than 2% of the market capitalization of Bema. BMO Nesbitt Burns’ advice concerning the fairness, from a financial point of view, of both the Kinross share consideration offered pursuant to the Transaction to Bema shareholders other than Kinross and the consideration offered to Bema pursuant to the B2Gold Transactions were subsequently formalized in the written Fairness Opinions.

          The full text of the Fairness Opinions which set forth, among other things, the assumptions made, information reviewed and matters considered by BMO Nesbitt Burns in rendering its Fairness Opinions, as well as the limitations the opinions are subject to, are attached as Appendix E to this Circular. Bema Shareholders are urged to read the Fairness Opinions in their entirety. The summary of the opinions described in this Circular are qualified in their entirety by reference to the full text of such opinions.

          The Fairness Opinions were provided for the use of the Special Committee and the Bema Board only and may not be relied upon by any other person. Such opinions do not constitute a recommendation to any Bema Shareholder as to how such Bema Shareholder should vote on the proposed Special Resolution or any matter related thereto.

          The Fairness Opinions were rendered on the basis of the securities market, economic and general business and financial conditions prevailing as at the date thereof and on information relating to the subject matter thereof as represented to BMO Nesbitt Burns. As set forth in the Fairness Opinions, BMO Nesbitt Burns has, subject to the exercise of its professional judgement, relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it and has not attempted to independently verify the accuracy or completeness of such information. The Fairness Opinions assume, and are conditional upon, such completeness, accuracy and fair presentation. BMO Nesbitt Burns was not asked to prepare, and has not prepared, a formal valuation of Bema, Kinross or any of their respective securities or assets.

          Pursuant to an agreement with BMO Nesbitt Burns under which BMO Nesbitt Burns confirmed that it would not be viewed as not independent under the provisions of Section 6.1(3) of OSC Rule 61-501, Bema has agreed to pay fees to BMO Nesbitt Burns in respect of it giving the Fairness Opinions and its financial assessment and its services relating to the Transaction which are not contingent upon the conclusions reached by BMO Nesbitt Burns in the Fairness Opinions or upon the completion of the Transaction. BMO Nesbitt Burns is also entitled to be reimbursed for certain reasonable out-of-pocket expenses, whether or not the Transaction is completed, incurred by BMO Nesbitt Burns in carrying out its obligations. Bema has agreed to indemnify BMO Nesbitt Burns and its personnel, subject to certain limitations, against certain losses, claims, causes of action, suits, proceedings, damages and liabilities arising out of the services provided by BMO Nesbitt Burns pursuant to the Transaction. BMO Nesbitt Burns is not an associated or affiliated entity or issuer insider (as defined in the Securities Act (Ontario) or the rules and policies promulgated thereunder) of Bema, Kinross or any of their respective subsidiaries, associates or affiliates (including B2Gold), and neither BMO Nesbitt Burns nor its associated or affiliated entities has provided any financial advisory services or participated in any financings involving any such parties within the past two years except as described in the Fairness Opinions.

          BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Bema, B2Gold or Kinross, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Bema, B2Gold or Kinross.

Voting Agreements

          Each of the directors and the executive officers of Bema have entered into a Voting Agreement with Kinross pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote in favour of the Special Resolution, not to sell or transfer any of their Bema Shares to any person other than Kinross and not to grant a security interest over their Bema Shares. Such directors and executive officers have also agreed to vote their Bema

Shares against any Acquisition Proposal at any meeting of Bema Shareholders called for the purpose of considering an Acquisition Proposal, and to exercise the voting rights attaching to the director or executive officer’s Bema Shares to oppose any proposed action by Bema, Bema Shareholders, a Bema subsidiary or any other person which might reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Transaction, or which might reasonably be expected to have a Material Adverse Effect in respect of Bema.

          Each of the directors has also agreed with Kinross upon completion of the Plan of Arrangement to resign as a director of Bema and Bema Subsidiaries at the time and in the manner requested by Kinross.

          A director or officer, when not in default in the performance of his obligations under the Voting Agreement, may, without prejudice to any other rights he may hold, terminate the Voting Agreement by notice in writing to Kinross if the Arrangement Agreement has been terminated in accordance with its terms. Kinross, when not in default in the performance of its obligations under the Voting Agreements, may, at any time and without prejudice to any other rights it may hold, terminate the Voting Agreements by notice in writing to the director and officers.

The Arrangement

          The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix D to this Circular. At the first moment in time on the day the Arrangement becomes effective, the following transactions will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

(a)

each Bema Share held by a Dissenting Holder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Kinross in consideration for a debt claim against Kinross in the amount determined and payable in accordance with the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Bema Shares, and Kinross will be recorded as the registered holder of the Bema Shares so transferred and will be deemed to be the legal and beneficial owner of such Bema Shares free and clear of any liens, claims or encumbrances;

(b)

each Bema Share outstanding immediately prior to the Effective Time held by a Bema Shareholder (other than Dissenting Holders) will be transferred by the holder thereof to Kinross in exchange for the Share Consideration and Kinross will be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)

each Bema Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a fully-vested Kinross Replacement Option to acquire the number of Kinross Shares equal to the product of: (A) the number of Bema Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Share plus the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash, provided that if the foregoing would result in the issuance of a fraction of a Kinross Share, then the number of Kinross Shares otherwise issued shall be rounded down to the nearest whole number of Kinross Shares. The exercise price per Kinross Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one- hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date the employee is terminated or the date the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option;

(d)

in accordance with the terms of the Bema Warrants and the Bema Convertible Notes, each holder of a Bema Warrant or Bema Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Note, as the case may be, in accordance with its terms, and will accept in lieu of each Bema Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)	Kinross will transfer all of the Bema Shares held by Kinross to Kinross Subco in exchange for 9,999,999 common shares of Kinross Subco;

(f)	Bema will distribute all of the outstanding shares of Bema Vendorco to Kinross Subco as a dividend in kind;

(g)	the stated capital account maintained by Bema for the Bema Shares will be reduced to Cdn$1.00 without any repayment of capital in respect thereof; and

(h)	Kinross Subco and Bema will be amalgamated to form Amalco and continue as one corporation under the CBCA on the terms prescribed in the Plan of Arrangement.

Effect of the Arrangement

          On completion of the Arrangement:

(a)

Bema Shareholders will hold approximately 40% of the total issued and outstanding Kinross Shares (assuming exercise of all outstanding Bema Options and Bema Warrants and conversion of the Bema Convertible Notes);

(b)

Canadian resident Bema Shareholders who hold their Bema Shares as capital property and who would otherwise be subject to Canadian federal income tax as a result of the exchange may generally avoid that result by properly making an appropriate election under Section 85 of the ITA, subject to certain rules and restrictions set out in this Circular and the accompanying letter of transmittal;

(c)

assuming there are 482,636,578 Bema Shares and 362,673,859 Kinross Shares issued and outstanding at the Effective Time and outstanding Bema Options in respect of 21,382,659 Bema Shares (based on December 21, 2006 information) and Bema Warrants to acquire 45,172,551 Bema Shares and Bema Convertible Notes convertible into 15,008,576 Bema Shares, Kinross will issue approximately 214,628,486 Kinross Shares to acquire the Bema Shares and reserve approximately 36,287,491 Kinross Shares for issue upon exercise of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes that will become exercisable for Kinross Shares after the Effective Time. On completion of the Arrangement there will be, using Kinross’ issued share capital as at December 21, 2006, approximately 577,302,345 Kinross Shares issued and outstanding; and

(d)

Bema and Kinross Subco will have amalgamated to form Amalco, which will be a wholly-owned subsidiary of Kinross and the subsidiaries and related corporations of Bema will remain as subsidiaries and related corporations of Amalco.

Effective Date of the Arrangement

          If the Special Resolution is passed, the Final Order is obtained, every other requirement of the CBCA relating to the Arrangement is complied with and all other conditions disclosed below under ‘‘The Arrangement Agreement —Conditions Precedent to the Arrangement’’ are satisfied or waived, the Arrangement will become effective on the Effective Date. Kinross and Bema currently expect that the Effective Date will be in early February 2007.

Letter of Transmittal

          A letter of transmittal is enclosed with this Circular for use by Bema Shareholders for the purpose of the surrender of share certificates. The details for the surrender of share certificates to the Depositary and the addresses of the Depositary are set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Bema Shareholder will be entitled to receive, and Kinross will cause the Depositary to deliver a certificate representing the number of Kinross Shares issuable or deliverable pursuant to the Arrangement and the cash component of the consideration in respect of the exchange of Bema Shares.

Lost Certificates

          A Bema Shareholder who has lost or misplaced its share certificates should complete the letter of transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the consideration in accordance with the Arrangement.

Tax Election Procedure for Bema Shareholders Subject to Canadian Taxation

          The letter of transmittal enclosed with this Circular includes a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election for Quebec income tax purposes) (a ‘‘Section 85 Election’’) in order to wholly or partly defer recognition of capital gains that would otherwise be realized on disposition of their Bema Shares. Eligible Holders who request a tax instruction letter and related materials for a Section 85 Election and who would like to make a similar election for Quebec income tax purposes may request a tax instruction letter and related materials concerning such Quebec election by so indicating in the space provided in the letter of transmittal. Non-Registered Holders will need to deal with their broker or other intermediary to receive the tax election package and the necessary election forms.

          Under the Arrangement Agreement, Kinross is obligated to make a Section 85 Election jointly with any Eligible Holder who provides two signed, completed copies of the necessary election forms to a representative appointed by Kinross within 90 days after the Effective Date. Kinross has agreed to execute such forms and return them to the Eligible Holder within 90 days after receiving them. Kinross is not required to execute any election forms provided after 90 days from the Effective Date although it may in its sole discretion choose to do so. Neither Kinross nor Bema will be responsible for the proper completion or filing of any Section 85 Election. With the exception of Kinross’s execution and mailing of the Section 85 Election form, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Eligible Holder’s Section 85 Election. Accordingly, none of Kinross, Bema or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).

          See ‘‘Certain Canadian Federal Income Tax Considerations’’ in this Circular.

Cancellation of Rights after Six Years

          Any certificate which immediately before the Effective Date represented Bema Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Bema, Kinross or the Depositary. Accordingly, persons who tender certificates for Bema Shares after the sixth anniversary of the Effective Date will not receive Kinross Shares, will not own any interest in Kinross, and will not be paid any cash or other compensation.

Fractional Shares

          No fractional Kinross Shares will be issued to Bema Shareholders. If a Bema Shareholder is entitled to a fractional share representing 0.5 or more of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded up to the nearest whole Kinross Share. If a Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded down to the nearest whole Kinross Share.

Delivery Requirements

          The method of delivery of share certificates, the letter of transmittal and all other required documents is at the option and risk of the Bema Shareholder surrendering them. Bema recommends that such documents be delivered by hand to the Depositary, at the office noted in the letters of transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Bema Shareholders holding Bema Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their share certificates.

The B2Gold Transaction

          As a condition of closing in favour of Kinross, Kinross and Bema have agreed to complete the B2Gold Transaction, which will involve the creation of a strategic alliance in Russia between the Combined Company and B2Gold, a corporation established by certain members of Bema’s current management, in order for the Combined Company to capitalize on Bema management’s extensive collective knowledge and relationships in Russia, and due to the non-material nature of the assets involved, while retaining an equity interest to participate in potential upside opportunities. BMO Nesbitt Burns provided an assessment that the fair value of the subject matter of the B2Gold Transaction was less than 2% of the market capitalization of Bema and has given an opinion that, as of the date thereof, the consideration offered to Bema pursuant to the B2Gold Transaction was fair, from a financial point of view, to Bema.

          In view of the foregoing and in the context of the Transaction, the Special Committee recommended to the Bema Board that it approve the B2Gold Transaction. The Bema Board, after a discussion of the B2Gold Transaction in the context of the overall Transaction and after having received the recommendation of the Special Committee, approved the B2Gold Transaction.

B2Gold Purchase and Sale Agreement

          Subject to the terms and conditions of the B2Gold Purchase and Sale Agreement among Kinross, White Ice Ventures Limited (a wholly-owned subsidiary of Bema), Bema Vendorco and B2Gold:

(a)	on the Business Day immediately preceding the Effective Date:

(i)

Bema Vendorco will transfer to B2Gold the interests currently held by Bema, including debt and equity, in a corporation which recently entered into an agreement with AngloGold Ashanti Limited entitling the corporation to earn into a joint venture arrangement in Colombia;

(ii)

Bema Vendorco will grant to B2Gold an option to purchase all or any part of the 17,935,310 common shares in the capital of Consolidated Puma Minerals Corp. (‘‘Puma’’) currently owned by Bema, exercisable at any time up to 12 months after the Effective Date at a price equal to the 30-day volume weighted average price as at the time of exercise, less 10%;

	(iii)	Bema Vendorco will assign to B2Gold certain indebtedness currently owed to Bema by Puma;

	(iv)	B2Gold will agree to enter into an agreement with Puma to provide certain management services to Puma;

(v)

Bema Vendorco will assign to B2Gold all of its rights pursuant to, and B2Gold will assume all obligations of Bema pursuant to, the lease of Bema’s head office premises and Bema Vendorco will transfer to B2Gold certain leasehold assets; and

	(vi)	B2Gold, as tenant, and a subsidiary of Kinross, as subtenant, will enter into a sublease for a portion of the premises presently constituting Bema’s head office; and

(b)

following the receipt of certain consents, as well as the completion of certain transfers and other steps related to the transfer of the Kupol East and West Licences to a Russian subsidiary of CMGC, CMGC will transfer an indirect interest in the Kupol East and West Licenses to a joint venture corporation to be owned by B2Gold, Kinross and a Russian controlled minority partner;

for aggregate consideration consisting of:

(a)	US$15 million payable to Bema Vendorco partly in cash on closing, partly in debt and partly in shares of B2Gold representing 9.9% of the total equity of B2Gold;

(b)

an option to be granted by B2Gold to Bema Vendorco providing Bema Vendorco with the right to purchase, in the event of an initial public offering of B2Gold and at the initial public offering price, that number of securities of B2Gold such that Bema Vendorco (together with all affiliates of Bema Vendorco) would own up to 19.9% of the equity of B2Gold; and

(c)

a pre-emptive right of Bema Vendorco to subscribe for shares of B2Gold, during a period of one year immediately following the Effective Date, that will allow Bema Vendorco to maintain a 9.9% equity interest in B2Gold (determined in aggregate with the interests of all affiliates of Bema Vendorco).

The Joint Venture Agreement

          Provided that certain conditions to closing are fulfilled, it is anticipated that the Kupol East and West Licenses will be held indirectly by a special purpose vehicle, the indirect shareholders of which will be a subsidiary of Kinross as to 37.5%, B2Gold as to 37.5% and a company controlled by agencies of the Government of Chukotka (‘‘CUE’’) (or its successor in interest) as to 25%. Kinross and B2Gold have reached agreement with each other as to the principal terms of the Joint Venture Agreement to be entered into among a subsidiary of Kinross, B2Gold and CUE (or its successor in interest), which are as follows:

(a)	B2Gold, as operator, will have the option to subcontract with the company which currently holds the Kupol East and West Licenses, to carry out exploration under the Kupol East and West Licenses;

(b)

B2Gold and Kinross (through a subsidiary) will agree to fund the exploration of the properties covered by the Kupol East and West Licences by each incurring an expenditure of US$10 million on or before the expiry of two years from the Effective Date;

(c)

following the period ending two years after the Effective Date, Kinross (through a subsidiary) and B2Gold will continue to fund future exploration obligations relating to the Kupol East and West Licences pro rata to their respective economic interests;

(d)	Kinross (through a subsidiary) and B2Gold will have mutual rights of first refusal with respect to their respective interests in the joint venture holding the Kupol East and West Licences; and

(e)

Kinross (through a subsidiary) and B2Gold will share on a 50/50 basis all exploration opportunities within a 100 km radius of the Kupol mill site exclusive of approximately 17 square km of the Kupol licence (the ‘‘Area of Influence’’).

          CUE holds a 25% interest in CMGC, which is the company currently holding the rights to the Kupol Project. CUE has advised Bema that it intends to sell its 25% interest in CMGC to another Russian controlled party. Bema’s Russian affiliate has a right of first refusal in respect of such interest. Bema has agreed with Kinross that, except in respect of the intended sale to the Russian controlled party of which CUE has recently advised Bema, prior to the Effective Time it will not exercise its right of first refusal or refrain from exercising its right without the approval of Kinross, which shall not be unreasonably withheld. Further, except in respect of the intended sale to the Russian controlled party of which CUE has recently advised Bema, Kinross may request that Bema exercise its right of first refusal to purchase CUE’s interest in CMGC and Bema must use its commercially reasonable efforts to obtain financing and acquire such interest. Following the Effective Time, the subsidiary of Kinross has agreed with B2Gold that it will not exercise such right of first refusal or refrain from exercising its right without consulting B2Gold. Bema and Kinross agree that a Russian partner is critical to the success of the Kupol Project.

Russian Properties Agreement

          A subsidiary of Kinross, Bema and B2Gold have also entered into the Russian Properties Agreement, which provides the subsidiary of Kinross with a right of first opportunity to enter into joint ventures with B2Gold on any properties in Russia outside the Area of Influence that B2Gold intends to offer for joint venture.

Interests of Senior Management and Others in the Transaction

          In considering the recommendations of the Special Committee and the Bema Board with respect to the Transaction, Bema Shareholders should be aware that certain members of Bema’s senior management and the Bema Board have certain interests in connection with the Transaction that may present them with actual or potential conflicts of interest in connection with the Transaction. The Special Committee and the Bema Board are aware of these interests and considered them along with other matters described above in ‘‘Reasons for the Transaction’’. These interests are described below and under the heading ‘‘The B2Gold Transaction’’.

          The executive officers and directors of Bema beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 834,466 Bema Shares, representing approximately 0.17% of the Bema Shares outstanding as of the close of business on December 21, 2006. All of the Bema Shares held by the executive officers and directors of Bema will be treated in the same fashion under the Transaction as Bema Shares held by any other Bema Shareholder.

Bema Options

          The executive officers and directors of Bema beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Bema Options to acquire 15,720,000 Bema Shares outstanding as of the close of business on December 21, 2006. All of the Bema Options held by the executive officers and directors of Bema will be treated in the same manner under the Transaction as Bema Options held by every other holder of Bema Options. In connection with the Transaction, the vesting period of all Bema Options will be accelerated so that the Bema Options vest at the time the Bema Shareholders approve the Special Resolution. Pursuant to the Arrangement, all Bema Options will be exchanged for Kinross Replacement Options to acquire the number of Kinross Shares equal to the product of: (A) the number of Bema Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Share plus the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash, provided that if the foregoing would result in the issuance of a fraction of a Kinross Share, then the number of Kinross Shares that would otherwise be issued shall be rounded down to the nearest whole number of Kinross Shares. The exercise price per Kinross Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date the employee is terminated or the date the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option.

Executive Employment Agreements

          Reference is made to Bema’s Management Proxy Circular dated May 9, 2006 (the ‘‘MIC’’), which is incorporated by reference in this Circular. The MIC sets out a summary compensation table for six ‘‘Named Executive Officers’’ (as defined in the MIC) of Bema. The Named Executive Officers, along with Ian MacLean (recently appointed as Vice-President, Investor Relations) and James A. Sullivan (Vice-President, Russian Operations) (collectively, the ‘‘Executive Officers’’) have each entered into written employment agreements (the ‘‘Employment Agreements’’) with Bema.

          The Employment Agreements provide the Executive Officers with a special right to resign at any time within 18 months after a ‘‘Change of Control’’ (as defined in the Employment Agreements) (the ‘‘Special Right’’). The completion of the Transaction would trigger the availability of the Special Right on behalf of the Executive Officers. Upon the exercise of the Special Right, each Executive Officer is entitled to receive a severance allowance payable as follows:

(i)	at the time of resignation, an amount equal to his annual salary at that date plus a bonus equal to the average bonus received over the past three years;

(ii)	one year after resignation, an amount equal to 100% (or 50% in the case of one of the Executive Officers) of the payment under (i) above; and

(iii)	two years after resignation, an amount equal to 100% (or 50% in the case of two of the Executive Officers and 0% in the case of another one of the Executive Officers) of the payment under (i) above.

          It is expected that each such Executive Officer will resign upon completion of the Transaction.

Indemnification and Insurance

          Kinross has agreed that all rights to indemnification or exculpation in favour of the current and former directors and officers of Bema and the other Bema Subsidiaries shall be honoured by Kinross and Kinross will, or will cause

Bema and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Bema and its subsidiaries which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Bema may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time.

Regulatory Matters

Canada — Competition Act

          On November 28, 2006, Kinross filed a request for an advance ruling certificate (‘‘ARC’’) with the Commissioner. An ARC was issued by the Commissioner on December 4, 2006.

          In general, the Commissioner will issue an ARC where she is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal in respect of a transaction under the merger provisions of the Competition Act. If an ARC is issued, the parties to the transaction are not required to file a pre-merger notification pursuant to Part IX of the Competition Act, even where the parties to a transaction meet the applicable financial thresholds that trigger the requirement to file such a pre-merger notification.

          If a transaction in respect of which an ARC is issued is completed within one year after the ARC is issued, the Commissioner cannot apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information that led to the issuance of the ARC.

          The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject, among other things, to the receipt of all consents, waivers, permits, exemptions, orders and approvals of, any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the transactions contemplated in the Arrangement Agreement including, among other things, pursuant to the Competition Act. See ‘‘The Arrangement Agreement — Conditions Precedent to the Arrangement’’ in this Circular. This issuance of the ARC on December 4, 2006 satisfies this condition with respect to the Canadian Competition Bureau, although approvals by the FAS (as discussed below) are also required to fully satisfy this condition.

Russian Federation

          Transactions involving the acquisition of shares (interest) in, or rights with respect to, Russian companies are subject to prior approval by the Federal Anti-Monopoly Service of the Russian Federation (‘‘FAS’’) where specified statutory thresholds are met. The Transaction meets these thresholds and, therefore, is subject to one or more pre-merger approvals by the FAS.

          The FAS process requires that all parties to a transaction provide extensive information to the FAS in support of their application for approval. Certain legal documents must be translated into Russian, notarised and apostilled, and/or legalised. Detailed information is requested in every respect of all subsidiaries in a group of companies. It is frequently the case that FAS will also ask for a considerable amount of economic information on both the parties to a transaction and the target company to establish whether competition is likely to be restricted.

          Once FAS is satisfied that it has all the relevant information it requires for consideration, then the general term for the consideration of applications by FAS is 30 days. However, this period can be extended by up to two months, given that FAS is authorized to request additional documents and information from the applicants and consider the case in more detail if in its opinion such a transaction can lead to a restriction of competition. A new competition law was recently adopted in Russia, and counsel has advised that the review of even simple transactions are likely to exceed the initial 30-day review period, due to uncertainty on the part of FAS surrounding the administration of the new law.

          Where the FAS has taken a decision to extend the time for consideration of the application for a transaction, it will place the information on the transaction on its website. Any interested person will be entitled to submit to the FAS data such person believes is relevant to assess the impact of the transaction on competition in the Russian Federation.

          The FAS is also entitled while issuing its consent to impose certain conditions on the parties involved related to, among other things, protecting competition. The Protection of Competition Law only recently became effective and no assurance can be given as to what additional conditions may be imposed on the parties involved to the extent of their activities within the Russian Federation.

          Implementation of the Joint Venture Agreement may likewise be subject to the FAS approval.

Canadian Securities Laws Considerations

OSC Rule 61-501 and Policy Q-27

          Bema is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Quebec, including OSC Rule 61-501 and Policy Q-27.

          The Arrangement constitutes a ‘‘going-private transaction’’ and a ‘‘business combination’’ within the meaning of section 193 of the CBCA and certain applicable Canadian securities legislation, including OSC Rule 61-501 and Policy Q-27. Section 193 of the CBCA expressly permits ‘‘going-private’’ transactions subject to compliance with applicable provincial securities laws. As set out below, Bema will comply with such applicable provincial securities law requirements.

          Each of OSC Rule 61-501 and Policy Q-27 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

          The protections of OSC Rule 61-501 and Policy Q-27 generally apply to ‘‘business combinations’’ or to ‘‘going private transactions’’, respectively, which terminate the interests of securityholders without their consent.

          The Transaction may be considered a ‘‘business combination’’ under OSC Rule 61-501 solely because the B2Gold Transaction is a ‘‘connected transaction’’ to the Arrangement as the Arrangement and the B2Gold Transaction have at least one party in common and were negotiated at approximately the same time. The B2Gold Transaction is also a ‘‘related party transaction’’ under OSC Rule 61-501 but is exempt from the substantive provisions of that rule which are applicable to related party transactions as the ‘‘business combination’’ requirements apply. Despite the fact that the Transaction constitutes a ‘‘business combination’’, Bema is not required to obtain a formal valuation under OSC Rule 61-501 since no related party of Bema is, as a consequence of the Transaction, directly or indirectly acquiring Bema or its business and the B2Gold Transaction is not a ‘‘related party transaction’’ for which Bema would be required to obtain a formal valuation. Specifically, the fair market value of, and the consideration being paid for, the assets being acquired by B2Gold in connection with the B2Gold Transaction is less than 25% of Bema’s market capitalization. The Transaction could also constitute a ‘‘going private transaction’’ for the purposes of Policy Q-27. OSC Rule 61-501 (because the Transaction constitutes a ‘‘business combination’’) and Policy Q-27 (to the extent that the Transaction constitutes a ‘‘going private transaction’’) require that the Special Resolution be approved by a majority of the minority Bema Shareholders; accordingly, votes attaching to Bema Shares owned by officers and directors of Bema who will participate in B2Gold and any related parties (as such term is defined in OSC Rule 61-501 and Policy Q-27) will be excluded from the ‘‘majority of the minority’’ vote of Bema Shareholders at the Meeting. As at December 21, 2006, such officers and directors of Bema and related parties owned 165,522 Bema Shares and Bema Options to acquire 9,950,000 Bema Shares. It is expected that the affirmative vote of two-thirds of the votes cast by Bema Shareholders at the Meeting in person or by proxy will satisfy the requirement to obtain approval by the requisite two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting as well as a majority of the minority of Bema Shareholders since the two-thirds approval of all Bema Shareholders will represent the approval of more than 50% of the minority as well.

          As the Arrangement may constitute a ‘‘going private transaction’’ for the purposes of Policy Q-27, a formal valuation for the Arrangement may be required. An exemption from this requirement has been obtained from the Autorite des marches financiers.

          In addition, OSC Rule 61-501 and Policy Q-27 require Bema to disclose any ‘‘prior valuations’’ (as defined in OSC Rule 61-501 and Policy Q-27) of Bema or its material assets or securities made within the 24-month period preceding the date of this Circular. After reasonable inquiry, neither Bema nor any director nor any senior officer of Bema has knowledge of any such ‘‘prior valuation’’.

Other Securities Law Considerations

          The Kinross Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirement to be obtained from Canadian Securities Authorities and the Kinross Shares will generally be ‘‘freely tradeable’’ (other than pursuant to certain ‘‘control distributions’’) under applicable Canadian securities laws.

          Applications have also been made to relieve Amalco from some of the continuous disclosure requirements normally associated with being a reporting issuer. Provided the relief is granted, Amalco will rely on the continuous disclosure documents prepared and filed by Kinross as are required under applicable securities laws.

United States Securities Laws Considerations

Exemption from the Registration Requirements of the U.S. Securities Act

          The securities to be issued by Kinross pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and to the extent that such issue would otherwise require registration under Section 5 of the U.S. Securities Act, will be effected in reliance on Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside, subject to certain notice requirements. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Staff of the SEC generally recognizes exchanges effected under a Canadian plan of arrangement as qualifying for the 3(a)(10) exemption. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act (to the extent such an exemption is required) with respect to the Kinross securities issued in connection with the Arrangement.

Resales of Kinross Shares after the Completion of the Arrangement

          The restrictions on resale imposed by the U.S. Securities Act will depend on whether, the Shareholder is an ‘‘affiliate’’ of Kinross or Bema before the completion of the Arrangement and whether the Shareholder is an ‘‘affiliate’’ of Kinross after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an ‘‘affiliate’’ of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its ‘‘affiliates’’. The resale rules applicable to Shareholders are summarized below.

          Shareholders who are not affiliates of Bema or Kinross at the time of the Bema Shareholder vote on the Arrangement and who will not be affiliates of Kinross after the Arrangement may resell the Kinross Shares issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act.

          Shareholders who are affiliates of Bema or Kinross before the Arrangement but will not be affiliates of Kinross after the Arrangement, and who hold their Kinross Shares for one year after the Effective Date, may resell their Kinross Shares without regard to the volume and manner of sale limitations set forth in Rule 144 promulgated under the U.S. Securities Act, subject to the availability of certain public information about Kinross. Shareholders who are affiliates of Kinross before the Effective Date who hold their Kinross Shares for a period of two years after the Effective Date may resell such shares freely, provided that such persons have not been an affiliate of Kinross during the three-month period preceding the resale.

          Shareholders who are affiliates of Bema or Kinross before the Arrangement and who will be affiliates of Kinross after the Arrangement may not resell their Kinross Shares unless such shares are registered under the U.S. Securities Act except in accordance with Rule 145(d) promulgated under the U.S. Securities Act or otherwise pursuant to an available exemption from the registration requirement. In general, under Rule 145(d), these affiliates will be entitled to resell in the United States, during any three-month period, that number of Kinross Shares that does not exceed the greater of one percent of the then outstanding securities of such class and the average weekly trading volume of such securities on the NYSE during the four weeks preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about Kinross.

          Shareholders who are affiliates of Bema or Kinross before the Arrangement and who will be affiliates of Kinross after the Arrangement may also resell their Kinross Shares in an ‘‘offshore transaction’’ in accordance with Regulation S under the U.S. Securities Act, provided the conditions imposed thereunder for offshore resales are satisfied. An ‘‘offshore transaction’’ includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSX, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller’s behalf knows the transaction has been pre-arranged with a buyer in the United States.

          A Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of Kinross after completion of the Arrangement may resell his or her Kinross Shares in ‘‘offshore transactions’’ provided (a) neither the Shareholder, an affiliate nor any person acting on their behalf engages in ‘‘directed selling efforts’’ in the United States, and (b) in the case of an officer or director of Kinross, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Under Regulation S, ‘‘directed selling efforts’’ are defined as ‘‘any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered’’ in the resale transaction.

          Additional restrictions apply to a Shareholder who will be an affiliate of Kinross other than by virtue of his or her status as an officer or director of Kinross.

          By the terms of the Bema Warrants and Bema Convertible Notes, after the Effective Time, holders of Bema Warrants and Bema Convertible Notes will receive the Share Consideration upon the exercise or conversion thereof. Similarly, as is the case under the existing terms of the Bema Warrants and the Bema Convertible Notes with respect to Bema Shares obtained upon exercise or conversion, Kinross Shares obtained upon exercise or conversion after the Effective Time may be subject to restrictions upon resale as specified in the relevant Bema Warrants or Bema Convertible Notes, as the case may be. Holders of Bema Warrants or Bema Convertible Notes should consult their professional advisors with respect to these conditions and restrictions. Kinross has advised Bema that Amalco will withhold Canadian non-resident withholding tax from interest payments post Transaction to holders of Bema Convertible Notes who are not residents in Canada. Kinross has agreed with Bema that to the extent Amalco makes such withholding, the terms of the Bema Convertible Notes will provide that Amalco will pay an additional amount to the non-resident holder so that, after such withholding, the non-resident holder will receive a net sum equal to the lesser of the amount it would have received had no such withholding been made, and the amount it would have received had the applicable rate of such withholding been 10%.

Judicial Developments

          Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. Bema has been advised that subsequent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the ‘‘minority’’ shareholders. Recent amendments to the CBCA expressly permit ‘‘going-private transactions’’, subject to compliance with procedural and substantive fairness requirements consistent with those set forth in OSC Rule 61-501 and Policy Q-27.

          Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Stock Exchange De-Listings and Reporting Issuer Status

          Bema Shares are listed on the TSX, the NYSE and the AIM. Following the Effective Date of the Transaction, Bema Shares will be delisted from the TSX, the NYSE and the AIM. Kinross is a reporting issuer (or the equivalent) in each province and territory of Canada. Kinross Shares are listed on the TSX and the NYSE. It is a condition of the Transaction that the Kinross Shares issued pursuant to the Transaction and which are reserved for issue upon exercise of the Kinross Replacement Options, Bema Warrants and Bema Convertible Notes be listed on the TSX and the NYSE. The Bema Warrants that are currently listed on the TSX will remain listed on the TSX and the Bema Convertible Notes will remain listed on the Luxembourg Stock Exchange.

          The TSX has conditionally approved the listing of the Kinross Shares to be issued pursuant to the Transaction and upon the exercise or conversion of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes, subject to the satisfaction of the customary listing requirements of the TSX. Application has been made to the NYSE for approval, subject to official notice of issuance, of the listing of the Kinross Shares to be issued pursuant to the Transaction and upon the exercise or conversion of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes and is subject to the satisfaction of the customary listing requirements of the NYSE.

Shareholder Approval of the Transaction

          The approval of the Special Resolution will require the affirmative vote of two-thirds of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, including by a majority of the votes cast by Bema Shareholders present in person or by proxy at the Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of applicable securities laws.

          The complete text of the Special Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Transaction

          An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Bema obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.

          Subject to approval of the Special Resolution by Bema Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on January 31, 2007 at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario. Any Bema securityholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a ‘‘Notice of Appearance’’) as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix G to this Circular.

          The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Kinross securities to be issued pursuant to the Arrangement as described above under ‘‘Securities Laws Considerations — U.S. Securities Laws’’.

          Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Dissenting Holders’ Rights

          Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Special Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order (‘‘Dissent Rights’’). Any Registered Shareholder who dissents from the Special Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will transfer their shares to Kinross and will, in the event the Transaction becomes effective, have a debt claim against Kinross to be paid the fair value of the Bema Shares held by such Dissenting Holder determined as of the close of business on the day before the day the Final Order is obtained. Shareholders are cautioned that fair value could be determined to be less than the Share Consideration.

          Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Bema Shares that are registered in that Bema Shareholder’s name.

          In many cases, shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Bema Shares are registered in the name of The Canadian Depository for Securities Limited or other clearing agency, may require that such Bema Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Bema Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly.

          A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Bema (a) at Suite 3100, Three Bentall Center, 595 Burrard Street, Vancouver, BC V7X 1J1 (Attention: Corporate Secretary) or (b) by facsimile transmission to 604-681-6209 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Vancouver time) on January 26, 2007 (or 5:00 p.m. (Vancouver time) on the day which is two Business Days immediately preceding any adjourned or postponed Meeting). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

          The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Special Resolution will no longer be considered a Dissenting Holder with respect to that class of shares voted for the Special Resolution, being the Bema Shares. The CBCA does not provide, and Bema will not assume, that a proxy submitted instructing the proxyholder to vote against the Special Resolution, a vote against the Special Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Bema Shares against the Special Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Special Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Special Resolution, should be validly revoked in order to prevent the proxyholder from voting such Bema Shares in favour of the Special Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

          Bema (or its successor) is required, within ten (10) days after Bema Shareholders adopt the Special Resolution, to notify each Dissenting Holder that the Special Resolution has been adopted. Such notice is not required to be sent to any Bema Shareholder who voted for the Special Resolution or who has withdrawn its Dissent Notice.

          A Dissenting Holder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Special Resolution has been adopted, or if the Dissenting Holder does not receive such notice, within twenty (20) days after learning that the Special Resolution has been adopted, send to Bema a written notice (a ‘‘Demand for Payment’’) containing its name and address, the number of Bema Shares in respect of which he or she dissents (the ‘‘Dissenting Bema Shares’’), and a demand for payment of the fair value of such Bema Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Holder must send to Bema or the Transfer Agent certificates representing Bema Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Holder a notice that the holder is a Dissenting Holder and will forthwith return the share certificates to the Dissenting Holder. A Dissenting Holder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Bema Shares has no right to make a claim under section 190 of the CBCA.

          Under section 190 of the CBCA, a Dissenting Holder ceases to have any rights as a Bema Shareholder in respect of its Dissenting Bema Shares other than the right to be paid the fair value of the Dissenting Bema Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Holder withdraws its Dissent Notice before Bema makes an Offer to Pay, (ii) Bema fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Holder withdraws the Demand for Payment, or (iii) the directors of Bema revoke the Special Resolution, in which case the Dissenting Holder’s rights as a Bema Shareholder will be reinstated.

          Pursuant to the Plan of Arrangement, in no case shall Bema or any other person be required to recognize any Dissenting Holder as a Bema Shareholder after the Effective Date, and the names of such Bema Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

          Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined to be entitled to be paid fair value for their Dissenting Bema Shares shall be deemed to have transferred such Dissenting Bema Shares to Kinross at the Effective Time.

          Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Bema Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder as at and from the Effective Date.

          Kinross is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an Offer to Pay for its Dissenting Bema Shares in an amount considered by the Bema Board to be the fair value of the Bema Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Bema must pay for the Dissenting Bema Shares of a Dissenting Holder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if Bema does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

          If Kinross fails to make an Offer to Pay for a Dissenting Holder’s Bema Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, Kinross may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Bema Shares of Dissenting Holders. If Kinross fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Holder is not required to give security for costs in such an application.

          If Kinross or a Dissenting Holder makes an application to court, Kinross will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Dissenting Bema Shares of all Dissenting Holders. The final order of a court will be rendered against Kinross in favour of each Dissenting Holder for the amount of the fair value of its Dissenting Bema Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

          Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Bema Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Holder of consideration for such Dissenting Holder’s Dissenting Bema Shares.

          The foregoing is only a summary of the dissenting holder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix I to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

Treatment of Bema Options, Bema Warrants and Bema Convertible Notes

Bema Options

          All holders of Bema Options will receive Kinross Replacement Options under the Arrangement. Each Kinross Replacement Option will entitle the holder thereof to acquire the number of Kinross Shares equal to the product of: (A) the number of Bema Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Share plus the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash, provided that if the foregoing would result in the issuance of a fraction of a Kinross Share, then the number of Kinross Shares otherwise issued shall be rounded down to the nearest whole number of Kinross Shares. The exercise price per Kinross Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date of termination or the date the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option.

Bema Warrants and Bema Convertible Notes

          Upon completion of the Arrangement, and in accordance with the terms of the Bema Warrants and the Bema Convertible Notes, each holder of a Bema Warrant or Bema Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Note, as the case may be, in accordance with its terms, and will accept in lieu of each Bema Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration. As is the case under the existing terms of the Bema Warrants and the Bema Convertible Notes with respect to Bema Shares obtained upon exercise or conversion, Kinross Shares obtained upon exercise or conversion after the Effective Time may be subject to restrictions upon resale as specified in the relevant Bema Warrants or Bema Convertible Notes, as the case may be. Holders of Bema Warrants or Bema Convertible Notes should consult their professional advisors with respect to these conditions and restrictions.

          Kinross has advised Bema that Amalco will withhold Canadian non-resident withholding tax from interest payments post Transaction to holders of Bema Convertible Notes who are not residents in Canada. Kinross has agreed with Bema that to the extent Amalco makes such withholding, the terms of the Bema Convertible Notes will provide that Amalco will pay an additional amount to the non-resident holder so that, after such withholding, the non-resident holder will receive a net sum equal to the lesser of the amount it would have received had no such withholding been made, and the amount it would have received had the applicable rate of such withholding been 10%.

Fees, Costs and Expenses

          All expenses incurred in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement will be paid by the party incurring those expenses except that Kinross or Bema may be entitled to expense reimbursement by the other of Cdn$7.5 million in certain circumstances. See ‘‘The Arrangement Agreement — Expense Reimbursement’’.

          Bema estimates that it will incur fees and related expenses in the aggregate amount of approximately Cdn$36.5 million if the Transaction is completed including, without limitation, financial advisors’ fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.

THE ARRANGEMENT AGREEMENT

          The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix ‘‘C’’ to this Circular.

          Pursuant to the Arrangement Agreement, it was agreed that the parties would carry out the Arrangement in accordance with the Arrangement Agreement on the terms set out in the Plan of Arrangement. See ‘‘The Transaction — The Arrangement’’.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

          The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in respect of a party thereto, by such party in writing:

(a)

the Interim Order shall have been granted in form and substance satisfactory to the parties acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

(b)	the Special Resolution shall have been approved at the Bema Meeting by the required vote;

(c)

the Final Order shall have been granted in form and substance satisfactory to the parties acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement are in a form and substance satisfactory to the parties, acting reasonably;

(e)	the Effective Time shall be on or before the Completion Deadline;

(f)

there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Transaction in accordance with the terms of the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated in the Arrangement Agreement which has a Material Adverse Effect on Bema or Kinross;

(g)

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, all of which are set out in the parties disclosure letters, (ii) any registration statement filed by Kinross in connection with certain of its obligations under the Arrangement Agreement shall have been declared effective by the SEC, and (iii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to Bema and Kinross, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement. Without limiting the generality of the foregoing, it is acknowledged by the parties that a failure to obtain the approval of the Federal Anti- Monopoly Service of the Russian Federation in connection with the Arrangement will have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement;

(h)

the TSX shall have conditionally approved and the NYSE shall have approved subject to official notice of issuance, respectively, the listing thereon of the Kinross Shares to be issued pursuant to the Arrangement (including the Kinross Shares that, as a result of the Arrangement and the transactions contemplated in the Arrangement Agreement, will be issuable upon the exercise or conversion of the Bema Options, the Bema Warrants and the Bema Convertible Notes) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX and the NYSE, as applicable; and

(i)	the Arrangement Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of Kinross

          The Arrangement Agreement provides that the obligation of Kinross to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for Kinross’ exclusive benefit and may be waived by Kinross:

(a)

the representations and warranties made by Bema in the Arrangement Agreement which are qualified by the expression ‘‘Material Adverse Change’’ or ‘‘Material Adverse Effect’’ or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Bema in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date except with respect to the representation regarding ‘‘No Prohibited Payments’’, which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Kinross, have a Material Adverse Effect on Bema, and Bema shall have provided to Kinross a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and neither Bema nor any of the Bema Subsidiaries shall have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Bema;

(c)

Bema shall have complied in all material respects with its covenants in the Arrangement Agreement and Bema shall have provided to Kinross a certificate of two officers thereof certifying that, as of the Effective Date, Bema has so complied with its covenants in the Arrangement Agreement;

(d)	none of the directors or executive officers of Bema shall have breached, in any material respect, any of the representations, warranties or covenants in the Voting Agreements;

(e)

the directors of Bema and each of the Bema Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Bema and the Bema Group Companies to permit the consummation of the Arrangement and the transactions contemplated by the Arrangement Agreement;

(f)

Bema Shareholders holding no more than 5% of the outstanding Bema Shares shall have exercised the Dissent Rights (and not withdrawn such exercise) and Kinross shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Bema to such effect;

(g)

the B2Gold Purchase and Sale Agreement and the Russian Properties Agreement shall remain in force unamended, other than any amendments thereto that may be consented to by Kinross, which consent shall not be unreasonably withheld or delayed in respect of non-material amendments, and with no breach thereunder that shall not have been cured at the Effective Time and the Joint Venture Agreement shall have been entered into in a form satisfactory to Kinross and shall remain in force and unamended, other than amendments agreed to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments, and with no breach thereunder that shall not have been cured at the Effective Time; and

(h)

the Kupol Land shall have been reclassified into industrial land and CMGC shall have entered into a long-term lease agreement in a form satisfactory to Kinross, acting reasonably, covering the Kupol Land and following reclassification of the Kupol Land into industrial land.

Additional Conditions Precedent to the Obligations of Bema

          The Arrangement Agreement provides that the obligation of Bema to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Bema and may be waived by Bema:

(a)

the representations and warranties made by Kinross in the Arrangement Agreement which are qualified by the expression ‘‘Material Adverse Change’’ or ‘‘Material Adverse Effect’’ or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Kinross in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date except with respect to the representation regarding ‘‘No Prohibited Payments’’, which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Bema, have a Material Adverse Effect on Kinross, and Kinross shall have provided to Bema a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Kinross or any of the Kinross Subsidiaries shall not have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Kinross;

(c)

Kinross shall have complied in all material respects with its covenants in the Arrangement Agreement and Kinross shall have provided to Bema a certificate of two officers thereof, certifying that, as of the Effective Date, Kinross has so complied with its covenants in the Arrangement Agreement; and

(d)

the directors of Kinross and each of the Kinross Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Kinross and the Kinross Group Companies to permit the consummation of the Arrangement and the transactions contemplated therein.

Representations and Warranties

          The Arrangement Agreement contains customary representations and warranties of Bema relating to matters that include, among other things: organization, capitalization, corporate authority, directors’ approvals, subsidiaries, no defaults, absence of changes, employment agreements, collective agreements, financial matters, no prohibited payments, books and records, litigation, title to properties and the condition of assets, insurance, environmental, tax matters, employee plans, reporting status, securities and other reports, mineral reserves and resources, compliance with laws and exchange requirements, no cease trade, no option on assets, certain contracts, foreign private issuer, investment company status, full disclosure, no brokers commissions and reorganization.

          The Arrangement Agreement also contains customary representations and warranties of Kinross relating to matters that include: organization, capitalization, corporate authority, directors’ approvals, subsidiaries, no defaults, absence of changes, financial matters, no prohibited payments, books and records, litigation, title to properties and the condition of assets, insurance, environmental, tax matters, reporting status, securities and other reports, mineral reserves and resources, compliance with laws and exchange requirements, no cease trade, no option on assets, certain contracts, foreign private issuer, investment company status, shares, certain securities law matters, full disclosure, no brokers commissions, Investment Canada Act and reorganization.

No Solicitation

          Bema has agreed that neither it nor its affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Bema) will, directly or indirectly: (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) agree to, approve or recommend an Acquisition Proposal; (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or recommendation of the Bema Board or any committee thereof of the Arrangement Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered to be in violation of this provision); or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Bema from furnishing non-public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date of the Arrangement Agreement which is not withdrawn if: (A) the directors of Bema conclude in good faith, based on information then available and after consultation with Bema’s financial advisors that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition

Proposal, the Bema Board receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Bema (other than pursuant to a Superior Proposal) for a period of not less than one year from the date of such confidentiality agreement and Bema sends a copy of any such confidentiality agreement to Kinross promptly upon its execution and promptly provides Kinross a list of, or in the case of information that was not previously made available to Kinross, copies of, any information provided to such person.

          Bema has agreed to promptly (and in any event within 24 hours) notify Kinross, first orally and then in writing, of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any such proposal or any request for non-public information relating to Bema or the Bema Subsidiaries. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such proposal, inquiry, request or contact.

Superior Proposals

          Bema or the directors thereof may take any action that is prohibited by sections (iii), (iv), (v) or (vi) under the heading ‘‘No Solicitation’’ above in respect of any Acquisition Proposal only if:

(a)	such Acquisition Proposal constitutes a Superior Proposal;

(b)	such Acquisition Proposal is in writing and Kinross has been provided with a copy of the document containing such Superior Proposal;

(c)

five Business Days have elapsed from the date on which Kinross received written notice of the determination of Bema or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

(d)

in the event that Kinross has proposed to amend the Arrangement Agreement during the five Business Day period referred to above, the Bema Board (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(e)

the Bema Board, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

(f)

Bema has terminated the Arrangement Agreement prior to entering into any agreement in respect of a Superior Proposal pursuant to the relevant provision of the Arrangement Agreement and has paid the Termination Fee contemplated by, and in accordance with, the relevant provision of the Arrangement Agreement.

Termination of the Arrangement Agreement

          The Arrangement Agreement may be terminated: (i) by Bema in order to enter into any agreement in respect of a Superior Proposal as contemplated by the relevant provision of the Arrangement Agreement; (ii) by Kinross if Kinross is not in material breach of its obligations under the Arrangement Agreement and Bema breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of certain conditions of closing; and (iii) by Bema if Bema is not in material breach of its obligations under the Arrangement Agreement and Kinross breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of certain conditions of closing. Unless otherwise terminated in accordance with the Arrangement Agreement, the Arrangement Agreement shall be deemed to be terminated at 5:00 p.m. (Toronto time) on the Completion Deadline if the Arrangement shall not have been completed on or prior to the Completion Deadline. Certain of the obligations and rights of the parties (including those relating to the payment of the Termination Fee) survive termination of the Arrangement Agreement.

Termination Fee

          The Arrangement Agreement provides that in the event (a) Bema terminates the Arrangement Agreement in connection with the entering into of a Superior Proposal; or (b) an Acquisition Proposal (a ‘‘Pending Bema Acquisition Proposal’’) is publicly announced and such Pending Bema Acquisition Proposal is not publicly withdrawn prior to the Meeting, and, thereafter the Special Resolution is not approved by the required vote (including if the Meeting is not held) and Bema completes such Pending Bema Acquisition Proposal within 12 months following the Completion Deadline, (any such event being a ‘‘Triggering Event’’), then Bema must pay Kinross an amount in cash equal to Cdn$79.0 million. Such payment shall be made (a) in the case of a Triggering Event described in subsection (a), concurrently with such termination (and shall be a condition to the effectiveness of such termination by Bema), and (b) in the case of a Triggering Event described in subsection (b), concurrently with completion of the Pending Bema Acquisition Proposal.

Expense Reimbursement

          The Arrangement Agreement also provides that: (a) Bema must pay to Kinross the reasonable documented expenses of Kinross and its affiliates incurred in connection with the transactions contemplated by the Arrangement Agreement, such payment not to exceed Cdn$7.5 million, if Kinross terminates the Arrangement Agreement as a result of Bema breaching any of its representations, warranties, covenants or agreements in the Arrangement Agreement that would give rise to the failure of certain conditions to closing, and (b) Kinross must pay to Bema the reasonable documented expenses of Bema and its affiliates incurred in connection with the transactions contemplated by the Arrangement Agreement, such payment not to exceed Cdn$7.5 million, if Bema terminates the Arrangement Agreement as a result of Kinross breaching any of its representations, warranties, covenants or agreements in the Arrangement Agreement that would give rise to the failure of certain conditions to closing. A party wishing to terminate the Arrangement Agreement as a result of a breach of a representation, warranty, covenant or agreement of the other party must first provide the other party with notice of such breach and if the other party is proceeding diligently to cure such matter, the party who has delivered the notice may not terminate the Arrangement Agreement until the earlier of the Completion Deadline and the expiration of 15 days from the date of delivery of the notice.

THE COMBINED COMPANY AFTER THE TRANSACTION

General

          On completion of the Transaction, Kinross as the Combined Company will continue to be a corporation incorporated under and governed by the laws of Ontario. After the Effective Date, Kinross will own all of the Bema Shares.

          The business and operations of Bema will be managed and operated as subsidiaries of Kinross. Kinross expects that the business operations of Kinross and Bema will be consolidated and the principal executive office of the Combined Company will be located at the principal office of Kinross at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Organization Chart

          The following chart shows the corporate relationship between Kinross and Bema following the completion of the Transaction:

Directors and Officers of the Combined Company

          The directors and officers of the Combined Company following the Effective Date will continue to be the directors and officers of Kinross, except that, as set forth in the Arrangement Agreement, Kinross will select a current member of the Bema Board as one of the nominees proposed by Kinross for election to the board of directors of Kinross at the first annual meeting of shareholders of Kinross following the Effective Date. Such Bema director selected shall have ‘‘observer’’ status at meetings of the Kinross board of directors following the Effective Date until such annual meeting of shareholders of Kinross.

Share Capital of Kinross

          The share capital of Kinross will remain unchanged as a result of the completion of the Transaction, other than for the issuance of Kinross Shares contemplated in the Transaction (including Kinross Shares issuable in connection with the exercise of Kinross Replacement Options and Bema Warrants and the conversion of Bema Convertible Notes).

          In connection with the Transaction, Bema Shareholders will receive Kinross Shares which have the following principal terms and conditions.

          Dividends. Holders of Kinross Shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares or any other preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

          Liquidation. In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

          Voting. Holders of Kinross Shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

Pro Forma Financial Statements

          The following selected unaudited pro forma consolidated financial information for Kinross is based on the assumptions described in the respective notes to the Kinross unaudited pro forma consolidated financial statements as at September 30, 2006 and for the nine-month period ended September 30, 2006 and the year ended December 31, 2005, included elsewhere in this Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Transaction had occurred on September 30, 2006. The unaudited pro forma condensed consolidated statements of operations have been prepared based on the assumption that, among other things, the Transaction had occurred on January 1, 2005. The unaudited pro forma consolidated financial statements are not necessarily indicative of Kinross’ consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project Kinross’ consolidated financial position or results from operations for any future period.

          The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Transaction contained in this Circular, the unaudited pro forma consolidated financial statements contained in this Circular and the audited and unaudited consolidated financial statements of Bema and Kinross incorporated by reference in this Circular.

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005
	(in millions of	(in millions of
	U.S. dollars)	U.S. dollars)
Consolidated Statement of Operations
Revenue	$778.9	$781.7
Operating earnings (loss)	$147.5	$(257.4)
Earnings (loss) before taxes and other items	$144.6	$(288.2)
Net income (loss)	$109.1	$(284.5)
Net income (loss) per share — basic	$0.19	$(0.51)
Net income (loss) per share — diluted	$0.19	$(0.51)
Consolidated Balance Sheet
Assets	$5,503.4
Liabilities	$1,175.9
Non-controlling interest	$16.4
Convertible Preferred Shares of Subsidiary Company	$14.5
Common shareholders’ equity	$4,296.6

Post-Transaction Shareholdings and Principal Shareholders

          Immediately after completion of the Transaction, assuming that no Bema Shareholder exercises Dissent Rights, Bema Shareholders will own approximately 40% of the Kinross Shares, and existing Kinross Shareholders will own approximately 60% of the Kinross Shares (assuming exercise of all outstanding Bema Options and Bema Warrants and conversion of the Bema Convertible Notes). Kinross will own 100% of Bema.

Auditors

          KPMG LLP, the current auditors of Kinross, are expected to continue as the auditors of Kinross following the Effective Date.

Transfer Agent and Registrar

          The transfer agent and registrar for the Kinross Shares in Canada is, and is expected after the Transaction to remain, Computershare Investor Services Inc. at its principal offices in Toronto, Ontario, Canada.

COMPARISON OF SHAREHOLDER RIGHTS

          On completion of the Transaction, Bema Shareholders will become Kinross Shareholders. Since Kinross is an Ontario company, the rights of Kinross Shareholders are governed by the applicable laws of the province of Ontario, including the OBCA, and by Kinross’ articles of incorporation and by-laws. Since Bema is a Canadian company, the rights of Bema Shareholders are governed by the CBCA and by Bema’s articles and by-laws. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the CBCA, there are several differences. See Appendix H to this Circular for a comparison of these rights.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          In the opinion of Stikeman Elliott LLP, counsel to Bema, the following describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Bema Shareholder who, at all relevant times, for the purposes of the ITA: (a) deals at arm’s length with Bema and Kinross; (b) is not affiliated with Bema or Kinross; and (c) holds all Bema Shares, and will hold all Kinross Shares acquired on the Arrangement, as capital property (each such Bema Shareholder in this summary, a ‘‘Holder’’).

          A Holder’s Bema Shares and Kinross Shares generally will be considered to be capital property of the Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for the purposes of the ITA and whose Bema Shares or Kinross Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the ITA to have such shares and every other ‘‘Canadian security’’ (as defined in the ITA) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Such Holders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances.

          This summary is based on the current provisions of the ITA, the regulations thereunder, and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the ‘‘CRA’’) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the ITA and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ‘‘Proposed Amendments’’), and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

          This summary is not applicable to a Holder that is a ‘‘financial institution’’ as defined in the ITA for the purposes of the ‘‘mark-to-market property’’ rules or a ‘‘specified financial institution’’ as defined in the ITA, nor does it apply to a Holder an interest in which is a ‘‘tax shelter investment’’ as defined in the ITA. In addition, this summary does not address all issues relevant to Holders who acquired their Bema Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

          This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other Bema Shareholders, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

          This portion of the summary applies to a Holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the ITA (a ‘‘Resident Holder’’).

Exchange of Bema Shares under the Arrangement — No Section 85 Election

          Unless a Resident Holder whose Bema Shares are exchanged for Kinross Shares and cash under the Arrangement makes a joint Section 85 Election with Kinross as discussed below under ‘‘Exchange of Bema Shares under the Arrangement — With a Section 85 Election’’, the Resident Holder will be considered to have disposed of the Bema Shares for proceeds of disposition equal to the sum of the fair market value at the Effective Time of the Kinross Shares received on the exchange and the cash consideration received on the exchange. As a result, the Resident Holder will in general realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of the Resident Holder’s adjusted cost base of the Bema Shares immediately before the exchange and any reasonable costs of disposition. See ‘‘Taxation of Capital Gains and Capital Losses’’ below. The cost to the Resident Holder of the Kinross Shares acquired on the exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the Resident Holder’s adjusted cost base of those shares, be averaged with the adjusted cost base to the Resident Holder of any other Kinross Shares held at the Effective Time as capital property.

Exchange of Bema Shares on the Arrangement — With a Section 85 Election

          A Resident Holder that is an Eligible Holder is entitled to make a Section 85 Election jointly with Kinross and thereby obtain a full or partial deferral for ITA purposes of the capital gain that would otherwise be realized on the exchange of Bema Shares for Kinross Shares and cash under the Arrangement, depending on the Elected Amount (as defined below) and the Eligible Holder’s adjusted cost base of the Bema Shares at the time of the exchange.

          An Eligible Holder making a Section 85 Election will be required to designate an amount (the ‘‘Elected Amount’’) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Bema Shares. By designating an appropriate Elected Amount, an Eligible Holder may, for ITA purposes, avoid recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the exchange.

          An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the letter of transmittal enclosed with this Circular and a tax election package will be sent to the Eligible Holder. The tax election package will consist of a tax instruction letter providing instructions on how to complete the Section 85 Election forms, together with the relevant forms. The relevant federal tax election form is CRA form T2057 (or, in the event the Eligible Holder is a partnership, CRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518-V (or, in the event the Eligible Holder is a partnership, Quebec form TP-529-V) will also be required. Certain other provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any other necessary provincial election forms.

          To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date, duly completed with the details of the number of Bema Shares exchanged, the cash and number of Kinross Shares received, and the applicable Elected Amount. In accordance with the terms of the Arrangement, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), one copy of such forms will be signed by Kinross and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial tax authority). Under the Arrangement Agreement, Kinross has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with a Holder that is an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the ITA and any applicable provincial tax legislation).

          In general, the Elected Amount may not be

(a)	less than the amount of cash received by the Eligible Holder on the exchange,

(b)	less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Bema Shares and (ii) the fair market value of the Bema Shares, in each case determined at the time of the exchange, nor

(c)	greater than the fair market value of the Bema Shares at the time of the exchange.

          The tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with Kinross generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the holder’s Bema Shares for proceeds of disposition equal to the Elected Amount;

(b)

the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount equals the aggregate of the Eligible Holder’s adjusted cost base of the Bema Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)

the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder’s adjusted cost base of the Bema Shares and any reasonable costs of disposition; and

(d)

the aggregate cost to the Eligible Holder of the Kinross Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining Eligible Holder’s adjusted cost base of those shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of any other Kinross Shares held at the Effective Time by the Eligible Holder as capital property.

          None of Kinross, Bema or the Depositary will be responsible for the proper completion or filing of any Section 85 Election forms and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Kinross has agreed only to execute any properly completed Section 85 Election forms received no later than 90 days after the Effective Date and to mail the forms to the Eligible Holder within 90 days after Kinross’s receipt thereof. With the exception of Kinross’s execution and mailing of the Section 85 Election forms, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the holder’s Section 85 Election. Accordingly, none of Kinross, Bema, and the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of an Eligible Holder to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).

          To avoid late filing penalties imposed under the ITA, each Eligible Holder who makes a Section 85 Election must ensure that the holder’s election is received by the appropriate revenue authorities on or before the day that is the earliest of the days on or before which either Kinross or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Kinross’s 2007 taxation year is scheduled to end on December 31, 2007, but could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. Regardless of such deadlines, Kinross must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. Because Kinross has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within 90 days after Kinross receives the election in accordance with the procedures set out in the tax instruction letter, Eligible Holders may be required to forward their tax election forms to Kinross earlier than 90 days after the Effective Date in order to avoid late filing penalties. While Kinross may choose, in its sole discretion, to sign a Section 85 Election received by it more than 90 days after the Effective Date, it has no obligation to do so.

          Any Eligible Holder who does not ensure that Kinross receives the holder’s duly completed Section 85 Election forms in accordance with the procedures set out in the tax instruction letter within 90 days after the Effective Date cannot be assured of benefiting from the rollover provisions of the ITA (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election should give their immediate attention to this matter, and in particular should consult their own tax advisors without delay. The instructions for requesting a tax instruction letter will be set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting Section 85 Elections. An Eligible Holder who does not make a valid Section 85 Election may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

          Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a ‘‘taxable capital gain’’) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an ‘‘allowable capital loss’’) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the ITA.

          A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the ITA, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

          A Resident Holder that is a ‘‘Canadian-controlled private corporation’’ (as defined in the ITA) may be required to pay an additional 6 2 / 3 % refundable tax on certain investment income, which includes taxable capital gains.

Dissenting Resident Holders

          A Resident Holder who validly exercises Dissent Rights (a ‘‘Resident Dissenter’’) and consequently is paid the fair value of the Resident Dissenter’s Bema Shares by Kinross in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is exceeded by) the sum of the Resident Holder’s adjusted cost base of the Bema Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See ‘‘Taxation of Capital Gains and Losses’’ above. The Resident Dissenter must include in computing its income any interest awarded to it by the Court.

Dividends on Kinross Shares

          A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Kinross Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. The Proposed Amendments provide for an enhanced gross-up and dividend tax credit for ‘‘eligible dividends’’ paid after 2005, and Resident Holders are advised to consult their own tax advisors regarding the implications of such Proposed Amendments.

          A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Kinross Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A ‘‘private corporation’’ (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the ITA to pay a refundable tax of 33 1 / 3 % on any dividend that it receives or is deemed to receive on its Kinross Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of Kinross Shares

          A Resident Holder that disposes or is deemed to dispose of a Kinross Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Kinross Share exceed (or are exceeded by) the sum of the Resident Holder’s adjusted cost base of such Kinross Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See ‘‘Taxation of Capital Gains and Capital Losses’’ above.

Alternative Minimum Tax on Resident Holders who are Individuals

          A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.

Eligibility of Kinross Shares for Investment

          Kinross Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan at any particular time provided that, at that time, the Kinross Shares are listed on a prescribed stock exchange (which currently includes the TSX) or Kinross is a ‘‘public corporation’’ as defined in the ITA.

Holders Not Resident in Canada

          This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the ITA, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Bema Shares or Kinross Shares in connection with carrying on a business in Canada (a ‘‘Non-Resident Holder’’). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Bema Shares under the Arrangement and Subsequent Dispositions of Kinross Shares

          A Non-resident Holder whose Bema Shares are exchanged for Kinross Shares and cash under the Arrangement will not be subject to tax under the ITA on any capital gain realized on such exchange unless the Bema Shares are ‘‘taxable Canadian property’’ to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

          Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Kinross Shares acquired under the Arrangement will not be subject to tax under the ITA unless the Kinross Shares are ‘‘taxable Canadian property’’ to the Non-Resident Holder a the time of the disposition and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

          Generally, a Bema Share or a Kinross Share, as the case may be, will not be taxable Canadian property to a NonResident Holder at a particular time provided that (i) such Bema Share or Kinross Share, as the case may be, is listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and the Non-Resident Holder together with all such persons, have not owned more than 25% of the issued shares of any class or series of the capital stock of Bema or Kinross, as the case may be, at any time within the 60 month period immediately preceding that time. Notwithstanding the foregoing, a Bema Share or Kinross Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the ITA.

          Even if a Bema Share or a Kinross Share is taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of such share may be exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-Resident Holder is resident. Non-Resident Holders should consult their own advisors in this regard.

          In the event a Bema Share or a Kinross Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention, the tax consequences described above under ‘‘Holders Resident in Canada — Exchange of Bema Shares under the Arrangement — No Section 85 Election’’ or ‘‘Holders Resident in Canada — Disposition of Kinross Shares’’, respectively, and ‘‘Holders Resident in Canada —Taxation of Capital Gains and Capital Losses’’ will generally apply.

Dividends on Kinross Shares

          Dividends paid or credited on Kinross Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the Canada-United States Income Tax Convention (1980) (the ‘‘US Treaty’’) applicable to a Non-Resident Holder who is a resident of the United States for the purposes of the US Treaty and who holds less than 10% of the voting stock of Kinross generally will be 15%. Kinross will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

          A Non-Resident Holder that validly exercises Dissent Rights (a ‘‘Non-resident Dissenter’’) and consequently is paid the fair value for the Non-Resident Dissenter’s Bema Shares by Kinross will be considered to realize a capital gain or capital loss as discussed above under ‘‘Holders Resident in Canada — Dissenting Holders’’. As discussed above under ‘‘Holders not Resident in Canada — Exchange of Bema Shares under the Arrangement and Subsequent Dispositions of Kinross Shares’’, any resulting capital gain would only be subject to tax under the ITA if the Bema Shares are ‘‘taxable Canadian property’’ to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

          Canadian withholding tax will apply to any interest awarded by the Court to a Non-Resident Dissenter that is paid or credited to the Non-Resident Dissenter. The rate of withholding tax will be 25%, or such lower rate (if any) as may be apply under an applicable tax treaty, of the gross amount of the interest. The rate of withholding tax applicable to a Non-Resident Dissenter who is a resident of the United States for the purposes of the US Treaty generally will be reduced to 10% by the US Treaty. Kinross will be required to withhold the required amount of withholding tax from the interest, and to remit it to CRA for the account of the Non-resident Dissenter.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Transactions Addressed

          In the opinion of Dorsey & Whitney LLP, the following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Kinross Shares received pursuant to the Arrangement.

          The opinion of Dorsey & Whitney LLP relies on certain representations made by Kinross, Kinross Subco and Bema, is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary.

These representations are made as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant. The assumptions on which the opinion is based include that there are no changes in existing facts and law, that the Arrangement is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made ‘‘to the knowledge of’’ the officers of Kinross, Kinross Subco or Bema, or with similar qualification, is true and correct without regard to such qualification. If any of these representations or assumptions is not correct, the opinion cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement and of the ownership and disposition of Kinross Shares received pursuant to the Arrangement could differ significantly and adversely from those described in this summary. Moreover, the opinion of U.S. tax counsel is not binding on the Internal Revenue Service (the ‘‘IRS’’) or the U.S. courts, and no assurance can be provided that the conclusions reached in this legal opinion will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Bema has not requested, and does not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Kinross Shares received pursuant to the Arrangement.

          This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Kinross Shares is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Kinross Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Kinross Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, state, local and foreign tax considerations are not addressed in this summary. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Kinross Shares received pursuant to the Arrangement.

Authorities

          This summary is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), proposed, temporary and final Treasury Regulations issued under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences in this summary.

U.S. Holder

          For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of Bema Shares (or, following the completion of the Arrangement, a beneficial owner of Kinross Shares) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•

a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

•	an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or

•

a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Bema Shares (or, following the completion of the Arrangement, Kinross Shares), the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Bema Shares (or, following the completion of the Arrangement, Kinross Shares) should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Kinross Shares received pursuant to the Arrangement.

Non-U.S. Holders

          For the purposes of this summary, a ‘‘non-U.S. Holder’’ is a beneficial owner of Bema Shares (or, following the completion of the Arrangement, Kinross Shares) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Kinross Shares received pursuant to the Arrangement to non-U.S. Holders of Bema Shares, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Kinross Shares received pursuant to the Arrangement, and the potential application of any tax treaties.

Assumptions Regarding Bema

          This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Bema, including that Bema is not, has not at any time been and will not be immediately prior to the Arrangement a ‘‘controlled foreign corporation’’ as defined in Section 957(a) of the Code or a ‘‘passive foreign investment company’’ under Section 1297 of the Code (‘‘PFIC’’). In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Transactions Not Addressed

          This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any exercise of any Bema Warrant;

•	transactions involving Bema Vendorco or B2Gold;

•	any transaction which is part of the Pre-Acquisition Reorganization;

•	any transaction pursuant to the Joint Venture Agreement or the B2Gold Purchase and Sale Agreement;

•	any conversion into Bema Shares of any Bema notes, debentures or other debt instruments;

•	any vesting, exercise, assumption or conversion of any other rights to acquire Bema Shares, including the Bema Options; and

•	any transaction, other than the Arrangement, in which Bema Shares or Kinross Shares are acquired.

Persons Not Addressed

          The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Kinross Shares received pursuant to the Arrangement:

•	Bema, Bema Vendorco, B2Gold, Kinross and Kinross Subco;

•

persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•	persons that acquired Bema Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold Bema Warrants or Bema notes, debentures or other debt instruments;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold Bema Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	persons subject to the alternative minimum tax;

•

persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Bema (or, following the completion of the Arrangement, U.S. Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Kinross); and

•	persons who own their Bema Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

          This summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S. of the Arrangement.

Particular Circumstance of any Particular U.S. Holder Not Addressed

          This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement to them in light of their particular circumstances.

Amalgamation of Bema and Kinross Subco

          Although there is no authority addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the exchange of Bema Shares for Kinross Shares and Canadian currency (the ‘‘Exchange’’), the contribution by Kinross of Bema Shares to Kinross Subco (the ‘‘Contribution’’) and the Amalgamation should be treated as a single integrated transaction for United States federal income tax purposes. If the Exchange, the Contribution and the Amalgamation are treated as a single integrated transaction for U.S. federal income tax purposes, although the matter is also not free from doubt, the Arrangement should qualify as a reorganization within the meaning of Section 368(a) of the Code (a ‘‘Reorganization’’).

          No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Exchange, the Contribution and the Amalgamation as a single integrated transaction or the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. If the Exchange were viewed as independent of the Contribution and Amalgamation for U.S. federal income tax purposes, the Exchange would be treated as a taxable transaction to U.S. Holders.

Tax Consequences to U.S. Holders if Arrangement Qualifies as a Reorganization

          If the Arrangement qualifies as a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein, the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Bema Shares, assuming that Bema is not and has not been a PFIC at any time during each U.S. Holder’s holding period for the Bema Shares:

(a)

a U.S. Holder of Bema Shares who exchanges Bema Shares for Kinross Shares and Canadian currency will recognize gain (but not loss) to the extent of the lesser of (1) the excess of the fair market value of the Kinross Shares and the U.S. dollar value of the Canadian currency on the date of receipt over the adjusted tax basis of the Bema Shares surrendered, or (2) the U.S. dollar value of the Canadian currency on the date of receipt;

(b)

the aggregate tax basis of Kinross Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of Bema Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar value of the Canadian currency on the date of receipt; and

(c)	the holding period of Kinross Shares received by a U.S. Holder will include the holding period of the Bema Shares surrendered in exchange therefor.

Information Reporting

          If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Bema Shares for Kinross Shares pursuant to the Arrangement and that are ‘‘significant holders’’ (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Consequences of Failure of the Arrangement to Qualify as a Reorganization

          Subject to the PFIC rules discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Bema Shares by U.S. Holders and would result in the following U.S. federal income tax consequences, assuming that Bema is not and has not been a PFIC during each U.S. Holder’s holding period:

(a)

a U.S. Holder of Bema Shares would recognize gain or loss equal to the difference between (i) the sum of fair market value of Kinross Shares and the U.S. dollar value of the Canadian currency at the time of receipt by such U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Bema Shares surrendered in the Arrangement;

(b)	the aggregate tax basis of Kinross Shares received by a U.S. Holder of Bema Shares in the Arrangement would be equal to the aggregate fair market value of Kinross Shares at the time of receipt; and

(c)	the holding period of Kinross Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

          Any gain or loss recognized under paragraph (a) generally will be capital gain or loss if the Bema Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Bema Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Dissenting U.S. Holders

          A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder’s Bema Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Bema Shares. Such gain or loss generally will be capital gain or loss if the Bema Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Foreign Currency

          The fair market value of any foreign currency received by a U.S. Holder in the Arrangement will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

Ownership of Kinross Shares

          The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Kinross Shares.

Distributions on Kinross Shares

General Taxation of Distributions

          Subject to the ‘‘passive foreign investment company’’ or ‘‘PFIC’’ rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Kinross Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated ‘‘earnings and profits’’ of Kinross, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated ‘‘earnings and profits’’ of Kinross, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Kinross Shares and thereafter as gain from the sale or exchange of such Kinross Shares. (See ‘‘Disposition of Kinross Shares’’ below). Dividends received on the Kinross Shares generally will not be eligible for the ‘‘dividends received deduction.’’

Reduced Tax Rates for Certain Dividends

          For taxable years beginning before January 1, 2011, a dividend paid by Kinross generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Kinross is a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Kinross Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

          Kinross generally will be a ‘‘qualified foreign corporation’’ under Section 1(h)(11) of the Code (a ‘‘QFC’’) if Kinross is eligible for the benefits of the Convention between the U.S. and Canada with Respect to Taxes on Income and Capital (the ‘‘Canada-U.S. Tax Convention’’) or, if not, the Kinross Shares are readily tradable on an established securities market in the U.S. However, even if Kinross satisfies one or more of such requirements, Kinross will not be treated as a QFC if Kinross is a PFIC for the taxable year during which Kinross pays a dividend or for the preceding taxable year.

          As discussed below, Kinross does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a ‘‘passive foreign investment company’’ for the current taxable year. (See ‘‘Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company’’ below). However, there can be no assurance that the IRS will not challenge the determination made by Kinross concerning its ‘‘passive foreign investment company’’ status or that Kinross will not be a ‘‘passive foreign investment company’’ for the current taxable year or any subsequent taxable year.

          If Kinross is not a QFC, a dividend paid by Kinross to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

          The amount of a distribution received on the Kinross Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Kinross Shares

          A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Kinross Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Kinross Shares sold or otherwise disposed of. Subject to the ‘‘passive foreign investment company’’ rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Kinross Shares are held for more than one year.

          Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

          A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Kinross Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to

U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s ‘‘foreign source’’ taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either ‘‘foreign source’’ or ‘‘U.S. source.’’ In addition, this limitation is calculated separately with respect to specific categories of income (including ‘‘passive income,’’ ‘‘high withholding tax interest,’’ ‘‘financial services income,’’ ‘‘general income,’’ and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Kinross Shares generally will be treated as ‘‘U.S. source’’ for purposes of applying the foreign tax credit rules. Dividends received on the Kinross Shares generally will be treated as ‘‘foreign source’’ and generally will be categorized as ‘‘passive income’’ or, in the case of certain U.S. Holders, ‘‘financial services income’’ for purposes of applying the foreign tax credit rules. Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to ‘‘passive category income’’ and ‘‘general category income’’ (and the other categories of income are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

          The foregoing discussion assumes that Kinross will not be a PFIC for any year including or beginning after the Effective Time of the Arrangement, and that Bema was not a PFIC for any taxable year during which a U.S. Holder held Bema Shares.

          A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Consequences if Bema Classified as a PFIC

          A U.S. Holder of Bema Shares would be subject to special, adverse tax rules in respect of the Arrangement if Bema was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Bema Shares.

          Bema believes that it has never been and does not expect that it will become a PFIC. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Bema has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Bema Shares.

          If Bema is classified as a PFIC for any taxable year during which a U.S. Holder holds Bema Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability. Under the PFIC rules:

•	the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•

any gain on the sale, exchange, or other disposition of Bema Shares and any ‘‘excess distribution’’ (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the Bema Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Bema was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

          A U.S. Holder that has made a ‘‘mark-to-market’’ election under Section 1296 of the Code or certain other elections generally may not be subject to the PFIC rules described above. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.

Treatment of Kinross as a PFIC

          Whether Kinross will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Kinross over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that Kinross will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Kinross expects that Kinross will not meet the definition of a PFIC for the taxable year that includes the Effective Date or any future taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Kinross has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Kinross Shares.

          U.S. Holders should be aware that, in the event that Kinross becomes a PFIC, there can be no assurance that Kinross will supply U.S. Holders with the information and statements that such U.S. Holders require to make a ‘‘qualified electing fund’’ election under Section 1295 of the Code. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential PFIC status of Kinross and how the PFIC rules (including elections available thereunder) would affect the U.S. federal income tax consequences of the ownership and disposition of Kinross Shares.

Backup Withholding Tax and Information Reporting Requirements

          Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Kinross Shares, or the proceeds of the sale or other disposition of the Bema Shares or the Kinross Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

INFORMATION CONCERNING BEMA

Incorporation

          Bema is a corporation governed by the CBCA. Bema’s head office and registered office is located at Suite 3100, Three Bentall Center, 595 Burrard Street, Vancouver, BC V7X 1J1.

Available Information

          Bema files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

          Bema is subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith files periodic reports and other information with the SEC. Reports and other information filed by Bema with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 1580, 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

Interest of Experts

          The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in the Annual Information Form of Bema for the year ended December 31, 2005, which is incorporated by reference in this Circular:

1.

William J. Crowl, Registered Geologist Oregon and Brian M. Scott, P. Geo. are the authors of the Technical Report on Mining Assets Petrex (Pty) Limited, East Rand District, East Rand District, South Africa, dated March 22, 2005.

2.	Larry Smith, R. Geo., C.P. Geo. is the author of the Technical Report and Qualified Persons Review for the Cerro Casale Project, Chile, dated March 22, 2005.

3.

William J. Crowl, Registered Geologist Oregon, Fred Stahlbush and Tom Garagan, P.Geo are the authors of the Technical Report summarizing the Kupol Project Feasibility Study, Chukotka Okhrug, Russia, dated July 4, 2005.

          Each of such reports are available on SEDAR at www.sedar.com.

          The audited consolidated financial statements of Bema as at December 31, 2005 and December 31, 2004 and for the years then ended included in this Circular, have been so included upon the report of PricewaterhouseCoopers LLP, independent chartered accountants. PricewaterhouseCoopers LLP is independent of Bema within the meaning of the applicable rules of professional conduct in British Columbia.

Kupol Land

          The Kupol Land is presently classified as forestry lands for non-forestry use. Pursuant to applicable forestry laws CMGC, a subsidiary of Bema, as is common business practice in Russia, continues to advance the Kupol project under a short term lease expiring in October 2007. The short term lease may need to be amended to make it consistent with the new forestry code that is expected to come into effect in January 2007. In any event, the term of the short term lease will need to be extended to permit long term exploitation consistent with the terms of the license.

          To obtain a longer term lease and as is common business practice in Russia, CMGC has lodged an application with the Russian authorities under the applicable land legislation to have the Kupol Land reclassified from forestry lands to industrial lands. The reclassification application has been approved by the local authorities and federal approval is currently pending in the normal course. CMGC is not aware of any material impediment to obtaining the reclassification.

          Upon obtaining the subject reclassification and following receipt of certain ordinary course, local regulatory consents, CMGC will be in a position to enter into a long term lease with the local authorities who have supported the reclassification application. CMGC has enjoyed a good relationship with such authorities and is not aware of any material impediment to obtaining the long term lease.

COMPARATIVE MARKET PRICES OF BEMA

          The Bema Shares are listed and posted for trading on the TSX and the NYSE under the symbol ‘‘BGO’’. The following tables set forth information relating to the trading of the Bema Shares on the TSX and on the NYSE for the months indicated.

TSX
Month	High (Cdn$)	Low (Cdn$)	Volume

January 2006	$4.78	$3.45	146,824,055
February 2006	$5.03	$4.21	151,815,346
March 2006	$5.45	$4.59	149,297,241
April 2006	$6.64	$5.19	153,402,238
May 2006	$6.97	$4.99	151,095,921
June 2006	$6.00	$4.54	104,924,596
July 2006	$6.54	$5.55	90,566,419
August 2006	$6.79	$5.45	116,358,662
September 2006	$6.32	$4.62	122,725,059
October 2006	$5.23	$4.49	118,583,992
November 2006	$6.22	$4.93	199,904,622
December 2006 (to December 21, 2006)	$6.33	$5.69	67,094,915

          The price of the Bema Shares as reported by the TSX at the close of business on November 3, 2006, the last trading day immediately before the announcement of the Transaction, was Cdn.$5.40.

          The price of the Bema Shares as reported by the TSX at the close of business on December 21, 2006 was Cdn.$5.73.

NYSE

Month	High (US$)	Low (US$)	Volume

January 2006	$4.19	$2.96	111,965,400
February 2006	$4.39	$3.65	118,016,200
March 2006	$4.70	$3.96	125,207,200
April 2006	$5.86	$4.45	107,036,300
May 2006	$6.33	$4.46	147,153,100
June 2006	$5.45	$4.08	100,853,100
July 2006	$5.79	$4.87	106,170,000
August 2006	$6.04	$4.90	95,303,900
September 2006	$5.68	$4.13	103,660,500
October 2006	$4.68	$3.98	102,472,500
November 2006	$5.45	$4.37	127,792,500
December 2006 (to December 21, 2006)	$5.55	$4.92	53,881,400

          The price of the Bema Shares as reported by the NYSE at the close of business on November 3, 2006, the last trading day immediately before the announcement of the Transaction, was US$4.78.

          The price of the Bema Shares as reported by the NYSE at the close of business on December 21, 2006 was US$4.95.

INFORMATION CONCERNING KINROSS

          The following information is presented on a pre-Transaction basis and reflects the current business, financial and share capital position of Kinross. See ‘‘The Combined Company After the Transaction’’ in this Circular for current and pro forma, business, financial and share capital information relating to the Combined Company.

Incorporation

          Kinross is a corporation governed by the OBCA. Kinross’ head office and registered office is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Available Information

          Kinross files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

          Kinross is subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith files periodic reports and other information with the SEC. Reports and other information filed by Kinross with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 1580, 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

Interest of Experts

          The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in the Annual Information Form of Kinross for the year ended December 31, 2005, which is incorporated by reference in this Circular:

1.

Michael J. Michaud (Principal Geologist), Lyle A. Morgenthaler, P. Eng., Peter C. Cooper L.G. and Nelson T. McKinnon are the authors of the Buckhorn Mountain Project Technical Report, Okanogan County, Washington, U.S.A., dated December, 2003.

2.	Rodney A. Cooper, P.Eng. and Wesley C. Hanson, P.Geo. are the authors of the Technical Report on the Refugio Gold Project, Maricunga District, Chile, dated December 22, 2003.

3.	Rodney A. Cooper, P.Eng. and Wesley C. Hanson, P.Geo. are the authors of the Technical Report on Expansion Project III, Paracatu Mine, Paracatu, Minas Gerais State, Brazil, dated November 25, 2004.

4.	Rodney A. Cooper, P.Eng. and Wesley C. Hanson, P.Geo. are the authors of the Paracatu Mine Technical Report, Paracatu, Minas Gerais State, Brazil, dated March 15, 2005.

5.	Rodney A. Cooper, P.Eng. and Wesley C. Hanson, P.Geo. are the authors of the Paracatu Mine Technical Report, Minas Gerais State, Brazil, dated December 11, 2005.

6.	Wesley C. Hanson, P.Geo. is the author of the Paracatu Mine Technical Report, Minas Gerais State, Brazil, dated March 30, 2006.

7.	Wesley C. Hanson, P.Geo. is the author of the Round Mountain Mine Technical Report, Nye County Nevada, U.S.A., dated March 30, 2006.

8.	Robert Duncan Henderson P. Eng. is the author of the Paracatu Mine Technical Report, Minas Gerais State, Brazil, dated July 31, 2006.

9.	Robert Duncan Henderson P. Eng. is the author of the Technical Report on the Fort Knox Deposit, Fairbanks North Star Borough, Alaska, U.S.A., dated July 31, 2006.

10.

Pierre Rocque, P. Eng., Samuel Mah, P. Eng., Willie Hamilton, P. Eng., Gordon Wilson, P. Eng. and Richard Kilpatrick, P. Geo. are the authors of the Review of Porcupine Joint Venture Operation, Ontario, Canada, NI 43-101 Technical Report, dated August 28, 2006.

          Each of such reports are available on SEDAR at www.sedar.com.

          The audited consolidated financial statements of Kinross as at December 31, 2005 and for the year then ended included in this Circular, have been so included upon the report of KPMG LLP, independent chartered accountants.

The audited consolidated financial statements of Kinross as at December 31, 2004 and for the two years then ended included in this Circular have been so included upon the report of Deloitte & Touche LLP, independent chartered accountants. KPMG LLP and Deloitte & Touche LLP are independent of Kinross within the meaning of the applicable rules of professional conduct in Ontario.

COMPARATIVE MARKET PRICES OF KINROSS

          The Kinross Shares are listed and posted for trading on the TSX under the symbol ‘‘K’’ and on the NYSE under the symbol ‘‘KGC’’. The following tables set forth information relating to the trading of the Kinross Shares on the TSX and on the NYSE for the months indicated.

TSX

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2006	$13.68	$10.95	83,804,639
February 2006	$13.33	$10.37	80,178,260
March 2006	$12.85	$10.21	71,423,942
April 2006	$13.87	$12.10	63,615,693
May 2006	$14.49	$11.51	80,911,625
June 2006	$12.70	$ 9.92	60,403,617
July 2006	$13.39	$11.78	54,143,443
August 2006	$15.51	$12.93	77,668,510
September 2006	$17.00	$12.61	83,847,642
October 2006	$14.84	$12.26	70,696,262
November 2006	$15.40	$12.90	100,872,779
December 2006 (to December 21, 2006)	$14.67	$13.19	53,133,340

          The price of the Kinross Shares as reported by the TSX at the close of business on November 3, 2006, the last trading day immediately before the announcement of the Transaction, was Cdn$14.99.

          The price of the Kinross Shares as reported by the TSX at the close of business on December 21, 2006 was Cdn$13.29.

NYSE

Month	High (US$)	Low (US$)	Volume

January 2006	$11.94	$ 9.41	41,805,200
February 2006	$11.70	$ 9.10	44,598,000
March 2006	$11.17	$ 8.77	46,244,000
April 2006	$12.37	$10.57	35,817,900
May 2006	$13.12	$10.24	52,714,300
June 2006	$11.50	$ 8.92	41,252,700
July 2006	$11.85	$10.30	33,540,700
August 2006	$14.04	$11.37	44,669,200
September 2006	$15.39	$11.30	55,129,000
October 2006	$13.23	$10.87	56,164,800
November 2006	$13.64	$11.27	70,888,300
December 2006 (to December 21, 2006)	$12.88	$11.43	40,032,500

          The price of the Kinross Shares as reported by the NYSE at the close of business on November 3, 2006, the last trading day immediately before the announcement of the Transaction, was US$13.26.

          The price of the Kinross Shares as reported by the NYSE at the close of business on December 21, 2006 was US$11.50.

RISK FACTORS

          In assessing the Transaction, Bema Shareholders should carefully consider the risks described in Bema’s Annual Information Form dated March 30, 2006 for the year ended December 31, 2005 and Kinross’ Annual Information Form dated March 31, 2006 for the year ended December 31, 2005, together with the other information contained in, or incorporated by reference in this Circular, including the disclosure under ‘‘Information Concerning Kinross — Recent Developments’’ in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Bema, may also adversely affect the business of the Combined Company. In particular, the Transaction and the operations of the Combined Company are subject to certain risks including the following risks.

Risks Related to the Transaction

The Arrangement Agreement may be terminated by Bema or Kinross in certain circumstances, in which case the market price for Bema Shares may be adversely affected.

          Each of Bema and Kinross has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Bema provide any assurance, that the Arrangement Agreement will not be terminated by either Bema or Kinross before the completion of the Transaction. In addition, the completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of Bema or Kinross, including Bema Shareholders approving the Transaction and required regulatory approvals being obtained by Kinross. There is no certainty, nor can Bema provide any assurance, that these conditions will be satisfied. If for any reason the Transaction is not completed, the market price of Bema Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Bema Board will be able to find a party willing to pay an equivalent or a more attractive price for Bema Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

Under the Transaction, Bema Shareholders will receive Kinross Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Kinross Shares received by Bema Shareholders under the Transaction may have a lower market value than expected.

          Bema Shareholders will receive a fixed number of Kinross Shares under the Transaction, rather than Kinross Shares with a fixed market value. Because this Exchange Ratio will not be adjusted to reflect any change in the market value of the Kinross Shares, the market value of Kinross Shares received under the Transaction may vary significantly from the market value at the dates referenced in this Circular.

The closing of the Transaction is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay or impede completion of the Transaction or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company.

          Completion of the Transaction is conditional upon receiving certain regulatory approvals, including the FAS. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of the Combined Company or result in the Transaction not being completed.

          Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Bema does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Transaction or the operations of the Combined Company, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Transaction or the operations of the Combined Company.

The issue of Kinross Shares under the Transaction and their subsequent sale may cause the market price of Kinross Shares to decline.

          As of December 21, 2006, 362,673,859 Kinross Shares were outstanding and an aggregate of 11,772,489 Kinross Shares were subject to outstanding options and warrants to purchase or acquire Kinross Shares. Kinross currently expects that in connection with the Transaction it will issue approximately 214,628,486 Kinross Shares (calculated based on the issued Bema Shares as at December 21, 2006) and reserve approximately 36,287,491 Kinross Shares for issue on exercise or conversion of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes. The

issue of these new Kinross Shares and their sale and the sale of additional Kinross Shares that may become eligible for sale in the public market from time to time could depress the market price for Kinross Shares.

Risks Related to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Bema and Kinross.

          The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Bema with those of Kinross after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Transaction and could impair the results of operations, profitability and financial results of the Combined Company.

          In addition, the overall integration of the operations, technologies and personnel of Bema into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

The Combined Company may not meet key production and cost estimates.

          A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, metals of the Combined Company, particularly in relation to the production of gold, silver and copper will directly affect the amount and timing of the Combined Company’s cash flow from operations. The actual effect of such a decrease on the Combined Company’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the Combined Company’s development projects, in the future. Any such financing requirements could adversely affect the Combined Company’s ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in product mix, demand for the Combined Company’s products, and production disruptions, could make historic trends in Bema’s and Kinross’ cash flows lose their predictive value.

          The level of production and capital and operating cost estimates relating to development projects, which are used in establishing mineral reserve and mineral resource estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. It is very likely that actual results for the Combined Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

          No informed person of Bema, or any associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect Bema or any of its subsidiaries in the most recently completed financial year of Bema.

DOCUMENTS INCORPORATED BY REFERENCE

          The following documents listed below and filed by Bema with the Canadian Securities Authorities and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Annual Information Form of Bema dated March 30, 2006 for the fiscal year ended December 31, 2005;

(b)

the audited consolidated financial statements of Bema as at December 31, 2005 and 2004 and for each year in the three-year period ended December 31, 2005, together with the auditors’ report thereon and the notes thereto dated December 18, 2006;

(c)	management’s discussion and analysis of results of operations and financial condition and results of operations of Bema for the fiscal year ended December 31, 2005;

(d)	the unaudited interim consolidated financial statements of Bema for the nine months ended September 30, 2006 and 2005 together with the notes thereto;

(e)	management’s discussion and analysis of results of operations and financial condition of Bema for the nine months ended September 30, 2006;

(f)	the management proxy circular of Bema dated May 9, 2006 distributed in connection with the annual and special meeting of shareholders held on June 21, 2006;

(g)	the material change report of Bema dated July 6, 2006;

(h)	the material change report of Bema dated August 3, 2006;

(i)	the material change report of Bema dated August 22, 2006; and

(j)	the material change report of Bema dated November 16, 2006.

          The following documents listed below and filed by Kinross with the Canadian Securities Authorities and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Annual Information form of Kinross dated March 31, 2006 for the financial year ended December 31, 2005;

(b)

the audited consolidated financial statements of Kinross as at December 31, 2005 and for each year in the three-year period ended December 31, 2005, together with the auditors’ report thereon and the notes thereto dated March 29, 2006 and December 18, 2006;

(c)	management’s discussion and analysis of financial condition and results of operations of Kinross for the financial year ended December 31, 2005;

(d)	the unaudited interim consolidated financial statements of Kinross for the nine months ended September 30, 2006 and 2005 together with the notes thereto;

(e)	management’s discussion and analysis of financial condition and results of operation of Kinross for the nine months ended September 30, 2006;

(f)	the management information circular of Kinross dated April 3, 2006 prepared in connection with the annual and special meeting of shareholders of Kinross held on May 4, 2006;

(g)	the material change report of Kinross dated January 3, 2006;

(h)	the material change report of Kinross dated February 21, 2006;

(i)	the material change report of Kinross dated February 27, 2006;

(j)	the material change report of Kinross dated April 4, 2006;

(k)	the material change report of Kinross dated May 4, 2006;

(l)	the material change report of Kinross dated September 8, 2006;

(m)	the material change report of Kinross dated September 20, 2006; and

(n)	the material change report of Kinross dated November 16, 2006.

          Copies of the Bema documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bema at Suite 3100, Three Bentall Center, 595 Burrard Street, Vancouver, BC V7X 1J1 (Telephone: 1-800-316-8855). Copies of the Kinross documents incorporated by reference in this Circular may be obtained upon request without charge from the Corporate Secretary at 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2 (Telephone: (416) 365-5198). These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. For the purposes of the Province of Qu´ebec, this Circular contains information to be completed by consulting the permanent information records for each of Bema and Kinross. A copy of the Bema permanent information record may be obtained without charge from the Corporate Secretary of Bema and a copy of the Kinross permanent information record from the Corporate Secretary of Kinross, in each case, at the above mentioned addresses and telephone numbers.

          Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Bema and Kinross with the Canadian Securities Authorities after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

AVAILABLE INFORMATION

          Bema and Kinross file reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Bema Shareholders may contact Bema at its head office, at the following address, to request copies of Bema’s financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2005: Suite 3100, Three Bentall Centre 595 Burrard Street, P.O. Box 49143 Vancouver, British Columbia Canada V7X 1J1, Toll Free: 1-800-316-8855. Financial information of Bema is provided in the comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2005.

          Bema and Kinross are subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith file periodic reports and other information with the SEC. Reports and other information filed by Bema and Kinross with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

LEGAL MATTERS

          Certain legal matters relating to the Transaction and to the Kinross Shares to be distributed pursuant to the Transaction will be reviewed on behalf of Bema by Stikeman Elliott LLP and certain U.S. legal matters relating to the Transaction will be reviewed on behalf of Bema by Dorsey Whitney LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP and Dorsey Whitney LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Bema Shares.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Bema Board.

DATED this 22 day of December, 2006

BY ORDER OF THE BOARD OF DIRECTORS

Clive Johnson
Director and Chairman of the Board

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

‘‘AIM’’ means the AIM market of the London Stock Exchange;

‘‘Acquisition Proposal’’ means, in respect of Bema or any Material Bema Subsidiary, any bona fide inquiry or proposal (written or oral) made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, or sale or other disposition of any of the Bema properties identified in the Arrangement Agreement, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Bema or any Material Bema Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Bema or any Material Bema Subsidiary;

‘‘Amalco’’ means the corporation continuing from the amalgamation of Kinross Subco and Bema under the Plan of Arrangement;

‘‘Arrangement’’ means the arrangement under the provisions of Section 192 of the CBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

‘‘Arrangement Agreement’’ means the arrangement agreement dated as of December 21, 2006 between Bema and Kinross and any amendment thereto or amendment and restatement thereof;

‘‘B2Gold’’ means B2Gold Corp., a corporation incorporated under the Business Corporations Act (British Columbia) and owned by management of Bema;

‘‘B2Gold Purchase and Sale Agreement’’ means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated December 21, 2006 as described under the heading ‘‘The Transaction — The B2Gold Transaction’’ in this Circular.

‘‘B2Gold Transaction’’ means the arrangements described under the heading ‘‘The Transaction — The B2Gold Transaction’’ in this Circular;

‘‘Bema’’ means Bema Gold Corporation, a company existing under the CBCA;

‘‘Bema Board’’ means the board of directors of Bema;

‘‘Bema Convertible Notes’’ means the convertible notes of Bema issued pursuant to a trust deed dated February 25, 2004 between Bema and BNY Trust Company of Canada;

‘‘Bema Group Companies’’ means the Bema Subsidiaries and the Bema Significant Interest Companies, collectively;

‘‘Bema Options’’ means the options to purchase Bema Shares which are outstanding immediately before the Effective Time under the Bema Share Option Plan;

‘‘Bema Shareholders’’ means, at the relevant time, the holders of Bema Shares;

‘‘Bema Share Option Plan’’ means the Share Option Plan of Bema dated April 18, 1995, as amended;

‘‘Bema Shares’’ means the common shares in the capital of Bema;

‘‘Bema Significant Interest Companies’’ means the corporations identified as such in the Arrangement Agreement, collectively;

‘‘Bema Subsidiaries’’ means the corporations identified as such in the Arrangement Agreement, collectively;

‘‘Bema Vendorco’’ means 6674321 Canada Inc., a corporation existing under the CBCA and which is a party to the B2Gold Purchase and Sale Agreement;

‘‘Bema Warrants’’ means a warrant to purchase Bema Shares outstanding immediately prior to the Effective Time and issued pursuant to: (i) a warrant indenture dated as of September 7, 2006 between Bema and Computershare Trust Company of Canada, (ii) a warrant indenture dated as of October 22, 2002 between EAGC Ventures Corp. and Pacific Corporate Trust Company, as amended by a supplemental warrant indenture dated as of February 14, 2003 among EAGC Ventures Corp., Bema, Computershare Trust Company of Canada and Pacific

Corporate Trust Company, (iii) a warrant agreement dated October 24, 2002 between Standard Bank London Limited and EAGC Ventures Corp., subsequently assigned to RBC Dominion Securities Inc. on July 11, 2003, (iv) a warrant certificate dated November 22, 2005 registered in the name of International Finance Corporation, (v) warrant certificates dated May 26, 2006 and April 28, 2005 each registered in the name of Bayerische Hypo-und Vereinsbank AG, and (vi) a warrant certificate dated January 24, 2006, registered in the name of Endeavour Mining Capital Corp.;

‘‘BMO Nesbitt Burns’’ means BMO Nesbitt Burns Inc.;

‘‘Business Day’’ means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

‘‘Canadian GAAP’’ means the generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

‘‘Canadian Securities Acts’’ means the securities acts or the equivalent securities legislation of each province and territory of Canada, as amended;

‘‘Canadian Securities Authorities’’ means the securities commissions or other similar regulatory authorities in each of the provinces and territories of Canada;

‘‘CBCA’’ means the Canada Business Corporations Act, as amended;

‘‘CIM Standards’’ means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

‘‘Circular’’ means this management proxy circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof;

‘‘CMGC’’ means the Closed Joint Stock Company, Chukotka Mining and Geological Company, a subsidiary of Bema;

‘‘Code’’ means the United States Internal Revenue Code of 1986, as amended;

‘‘Commissioner’’ means either the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition

‘‘Combined Company’’ means Kinross after completion of the Transaction;

‘‘Competition Tribunal’’ has the meaning ascribed thereto in the Competition Act;

‘‘Competition Act’’ means the Competition Act (Canada), as amended;

‘‘Completion Deadline’’ means March 30, 2007 which date shall be extended until June 29, 2007 in the event that the approval required by the FAS has not been obtained in connection with the Arrangement by March 30, 2007 or the condition in Section 6.2(h) of the Arrangement Agreement has not been satisfied (or waived by Kinross) by March 30, 2007;

‘‘Court’’ means the Ontario Superior Court of Justice;

‘‘Demand for Payment’’ has the meaning ascribed to it under the heading ‘‘Dissenting Holders’ Rights’’ in this Circular;

‘‘Depositary’’ means Kingsdale Shareholder Services Inc.;

‘‘Director’’ means the Director appointed under Section 260 of the CBCA;

‘‘Dissent Deadline’’ means 5:00 p.m. (Vancouver time) on January 26, 2007 or the day that is two Business Days immediately preceding any adjourned or postponed Meeting;

‘‘Dissent Notice’’ means the written objection of a Registered Shareholder to the Special Resolution, submitted to Bema in accordance with the Dissent Procedures;

‘‘Dissent Procedures’’ means the dissent procedures, as described under the heading ‘‘Dissenting Holders’ Rights’’ in this Circular;

‘‘Dissent Rights’’ has the meaning ascribed to it under the heading ‘‘Dissenting Holders’ Rights’’ in this Circular;

‘‘Dissenting Bema Shares’’ has the meaning ascribed to it under the heading ‘‘Dissenting Holders’ Rights’’ in this Circular;

‘‘Dissenting Holder’’ means a registered holder of Bema Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

‘‘EDGAR’’ means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC;

‘‘Effective Date’’ means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement, which date shall be determined in accordance with the Arrangement Agreement;

‘‘Effective Time’’ means the first moment of time (Toronto time) on the Effective Date;

‘‘Eligible Holder’’ means a beneficial holder of Bema Shares immediately prior to the Effective Time, who is a resident of Canada for purposes of the ITA (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person);

‘‘Exchange Ratio’’ means 0.4447 Kinross Shares plus Cdn$0.01 in cash for each Bema Share;

‘‘Expropriation Event’’ means any nationalization of any assets, or threats to nationalize assets, or any change or proposed change in law which may result in a restriction on foreign ownership of assets or which may restrict sales of gold, copper or silver or export of gold, silver or copper from a country;

‘‘Fairness Opinions’’ means the opinions dated December 20, 2006 prepared by BMO Nesbitt Burns in connection with the Transaction, as described under ‘‘Fairness Opinions of BMO Nesbitt Burns’’ in this Circular and attached as Appendix E hereto;

‘‘FAS’’ means the Federal Anti-Monopoly Service of the Russian Federation;

‘‘Final Order’’ means the final order to be made by the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

‘‘Georgeson’’ means Georgeson Shareholders Communications Canada Inc.;

‘‘Governmental Entity’’ means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

‘‘Indicated Mineral Resource’’ means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

‘‘Inferred Mineral Resource’’ means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

‘‘Interim Order’’ means the interim order of the Court dated December 22, 2006, providing for, among other things, the calling of the Meeting, attached as Appendix F hereto;

‘‘Intermediary’’ includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

‘‘IRS’’ means the United States Internal Revenue Service;

‘‘ITA’’ means the Income Tax Act (Canada), as amended;

‘‘Joint Venture Agreement’’ means the agreement to be entered into between a subsidiary of Kinross, B2Gold and a company controlled by agencies of the Government of Chukotka (or its successor in interest) as described under the heading ‘‘The Transaction — The B2Gold Transaction’’;

‘‘Kinross’’ means Kinross Gold Corporation, a company existing under the OBCA;

‘‘Kinross Group Companies’’ means the Kinross Subsidiaries and the Kinross Significant Interest Companies collectively;

‘‘Kinross Replacement Options’’ means the options to purchase Kinross Shares to be issued in exchange for Bema Options pursuant to the Plan of Arrangement;

‘‘Kinross Shareholders’’ means, at the relevant time, the holders of Kinross Shares;

‘‘Kinross Shares’’ means the common shares in the capital of Kinross;

‘‘Kinross Subco’’ means 6674348 Canada Inc., a wholly-owned subsidiary of Kinross incorporated under the CBCA;

‘‘Kinross Subsidiaries’’ means the corporations identified as such in Arrangement Agreement, collectively;

‘‘Kupol Land’’ means the land relating to the Kupol deposit with cadastral numbers 87.04.01.00.01.006 through 87.04.01.00.0012, with a size of 358.96 hectares, located in the Bilibino municipal district of the Chukotka Autonomous District;

‘‘Laws’’ means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

‘‘Material Adverse Change’’ means, in respect of Kinross or Bema, any one or more changes, events or occurrences including, without limitation, an Expropriation Event in a jurisdiction in which it carries on business, and ‘‘Material Adverse Effect’’ means, in respect of Kinross or Bema, any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Kinross and the Kinross Subsidiaries, or Bema and the Bema Subsidiaries, respectively, on a consolidated basis, other than any change, event, occurrence or state of facts: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on Kinross and the Kinross Subsidiaries on a consolidated basis, or Bema and the Bema Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) relating to a change in the market trading price of shares of Kinross or Bema, either (A) related to the Arrangement and the transactions contemplated thereunder or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i) through (iv) inclusive, and except as explicitly stated herein, references in this Circular to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a ‘‘Material Adverse Change’’ has occurred or whether a state of facts exists that has or could have a ‘‘Material Adverse Effect’’ and such defined terms and all other references to materiality in this Circular shall be interpreted without reference to any such amounts;

‘‘Material Bema Subsidiary’’ means any Bema Subsidiary that represents 10% or more of the consolidated assets or consolidated revenues of Bema and the Bema Group Companies as shown in the last audited financial statements of Bema;

‘‘Measured Mineral Resource’’ means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

‘‘Meeting’’ means the special meeting of Bema Shareholders, including any adjournments or postponements thereof, called and to be held to consider, and if deemed advisable, to pass, with or without variation, the Special Resolution;

‘‘Mineral Reserve’’ means that part of a Mineral Resource which, after the application of all mining factors, results in an estimated tonnage and grade which, in the opinion of the person making the estimate, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘‘Mineral Reserve’’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals;

‘‘Mineral Resource’’ means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material, including base or precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

‘‘NI 43-101’’ means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian securities administrators;

‘‘Non-Registered Holder’’ means a non-registered beneficial holder of Bema Shares whose shares are held through an Intermediary;

‘‘Notice of Meeting’’ means the notice of the special meeting accompanying this Circular;

‘‘NYSE’’ means the New York Stock Exchange;

‘‘OBCA’’ means the Business Corporations Act (Ontario), as amended;

‘‘Offer to Pay’’ means the written offer of Kinross to each Dissenting Holder who has sent a Demand for Payment to pay for its Bema Shares in an amount considered by the Board of Directors of Kinross to be fair value of the shares, all in compliance with the Dissent Procedures;

‘‘OSC Rule 61-501’’ means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

‘‘PFIC’’ has the meaning ascribed to it under the heading ‘‘Certain United States Federal Income Tax Considerations — Assumptions Regarding Bema’’ in this Circular;

‘‘Plan of Arrangement’’ means the plan of arrangement in respect of the Arrangement attached as Appendix D hereto, and any amendment thereto;

‘‘Policy Q-27’’ means Autorite des marches financiers (Quebec) Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions;

‘‘Probable Mineral Reserve’’ means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

‘‘Proven Mineral Reserve’’ means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

‘‘QEF’’ has the meaning ascribed to it under the heading ‘‘Certain United States Federal Income Tax Considerations — Treatment of Kinross as a PFIC’’ in this Circular;

‘‘QFC’’ has the meaning ascribed to it under the heading ‘‘Certain United States Federal Income Tax Considerations — Reduced Tax Rates for Certain Dividends’’ in this Circular;

‘‘Record Date’’ means December 6, 2006;

‘‘Registered Shareholder’’ means a registered holder of Bema Shares as recorded in the shareholder register of Bema maintained by the Transfer Agent;

‘‘Regulation S’’ means Regulation S promulgated under the U.S. Securities Act;

‘‘Russian Properties Agreement’’ means the agreement among B2Gold, Bema and 6674348 Canada Inc. dated December 21, 2006 described under the heading ‘‘The Transaction — The B2Gold Transaction’’.

‘‘SEC’’ means the United States Securities and Exchange Commission;

‘‘Section 3(a)(10) Exemption’’ means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

‘‘Section 85 Election’’ has the meaning ascribed thereto under the heading ‘‘The Arrangement — Tax Election Procedure for Bema Shareholders Subject to Canadian Taxation’’ in this Circular;

‘‘Securities Authorities’’ means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, the SEC and the applicable state securities authorities, collectively and

‘‘Securities Authority’’ means any one of them

‘‘Securities Laws’’ or ‘‘Securities Legislation’’ means the Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the ‘‘blue sky’’ or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and the NYSE;

‘‘SEDAR’’ means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

‘‘Share Consideration’’ means 0.4447 of a Kinross Share plus Cdn$0.01 in cash for each Bema Share;

‘‘Special Committee’’ means the special committee of independent directors of Bema established to consider, among other things, the Transaction, consisting of R. Stuart Angus and Robert Gayton;

‘‘Special Resolution’’ means the special resolution substantially in the form attached as Appendix A to this Circular;

‘‘Superior Proposal’’ means a written Acquisition Proposal in respect of Bema, if such Acquisition Proposal is not conditional on obtaining financing and the directors of Bema have determined, in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to Kinross) from, as appropriate, the financial, legal and other advisors to Bema, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that has a value per Bema Share that is more favourable to Bema Shareholders from a financial point of view than that contemplated by the Arrangement Agreement (including any alterations to the Arrangement Agreement agreed to in writing by Kinross in response thereto in accordance with the relevant provisions of the Arrangement Agreement).

‘‘Tax Exempt Person’’ means a person who is exempt from tax under Part I of the ITA;

‘‘Termination Fee’’ means the Cdn$79 million fee payable by Bema to Kinross on the termination of the Arrangement Agreement on the occurrence of certain prescribed events;

‘‘Transaction’’ means the Arrangement and the B2Gold Transaction, collectively;

‘‘Transfer Agent’’ means Computershare Investor Services Inc.;

‘‘TSX’’ means the Toronto Stock Exchange;

‘‘U.S. Exchange Act’’ means the United States Securities Exchange Act of 1934, and the regulations made thereunder, as promulgated or amended from time to time;

‘‘U.S. GAAP’’ means generally accepted accounting principles in effect in the United States;

‘‘U.S. Holder’’ has the meaning ascribed to it under the heading ‘‘Certain United States Federal Income Tax Considerations — U.S. Holder’’ in this Circular;

‘‘U.S. Securities Act’’ means the United States Securities Act of 1933, and the regulations made thereunder, as promulgated or amended from time to time; and

‘‘Voting Agreements’’ means the agreements among Kinross and the executive officers and directors of Bema pursuant to which such executive officers and directors of Bema have agreed to, among other things, vote their Bema Shares in favour of the Arrangement and all related matters at the Meeting as described in this Circular under ‘‘The Arrangement — Voting Agreements’’.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

          We have read the Notice of Meeting and Management Proxy Circular (the ‘‘Circular’’) of Bema Gold Corporation (the ‘‘Company’’) dated December 22, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Kinross Gold Corporation We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated March 3, 2006, except as to note 18 which is as of March 13, 2006.

Signed ‘‘PricewaterhouseCoopers LLP’’
Chartered Accountants

Vancouver, Canada

December 22, 2006

CONSENT OF KPMG LLP

          We have read the Notice of Meeting and Management Proxy Circular (the ‘‘Circular’’) of Bema Gold Corporation (the ‘‘Company’’) dated December 22, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Kinross Gold Corporation We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the inclusion in the above-mentioned Circular of our report to the directors of Kinross Gold Corporation on the consolidated balance sheet of Kinross Gold Corporation as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. Our report is dated March 29, 2006 except as to notes 6, 18 and 24 which are as of December 18, 2006.

Signed ‘‘KPMG LLP’’
Chartered Accountants

Toronto, Canada

December 22, 2006

CONSENT OF DELOITTE & TOUCHE LLP

          We have read the Notice of Meeting and Management Proxy Circular (the ‘‘Circular’’) of Bema Gold Corporation (the ‘‘Company’’) dated December 22, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Kinross Gold Corporation We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the inclusion in the above-mentioned Circular of our report to Kinross Gold Corporation on the consolidated balance sheet of Kinross Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and common shareholders’ equity for each of the years in the two-year period ended December 31, 2004. Our report is dated November 18, 2005, except as to Note 25 which is as of February 8, 2006.

Signed ‘‘Deloitte & Touche LLP’’
Chartered Accountants

Toronto, Canada

December 22, 2006

CONSENT OF LEGAL COUNSEL

          We hereby consent to the reference to our opinion contained under ‘‘Certain Canadian Federal Income Tax Considerations’’ in the management proxy circular of Bema Gold Corporation dated December 22, 2006 (the ‘‘Circular’’), to the inclusion of the foregoing opinion in the Circular and to the reference to the name of our firm contained under the section ‘‘Legal Matters.’’

(signed) ‘‘Stikeman Elliott LLP’’

December 22, 2006

          We hereby consent to the reference to our opinion contained under ‘‘Certain United States Federal Income Tax Considerations’’ in the management proxy circular of Bema Gold Corporation dated December 22, 2006 (the ‘‘Circular’’) and to the inclusion of the foregoing opinion in the Circular and to the reference to the name of our firm contained under the section ‘‘Legal Matters.’’

(signed) ‘‘Dorsey & Whitney LLP’’

December 22, 2006

CONSENT OF BMO NESBITT BURNS

To: The Board of BEMA GOLD CORPORATION

          We hereby consent to the reference under the heading ’’Fairness Opinions of BMO Nesbitt Burns’’ to the opinions of our firm dated December 20, 2006, which we prepared for the Board of Directors and the Special Committee of the independent directors of Bema Gold Corporation in connection with the arrangement agreement entered into between Bema Gold Corporation and Kinross Gold Corporation. In providing such consent, except as may be required by securities laws, we do not intend that any person other than the Board of Directors and the Special Committee rely upon such opinion.

(Signed) ‘‘BMO Nesbitt Burns Inc.’’

Toronto, Ontario
December 22, 2006

SCHEDULE A

SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the ‘‘Arrangement’’) under section 192 of the Canada Business Corporations Act (the ‘‘CBCA’’) involving Bema Gold Corporation (the ‘‘Corporation’’) and Kinross Gold Corporation (as the Arrangement may be modified or amended in accordance with its terms) and the transactions described under ‘‘The Transaction — The B2Gold Transaction’’ in the management information circular (the ‘‘Circular’’) of the Corporation accompanying the notice of this meeting, all as more particularly described and set forth in the Circular, are hereby ratified, authorized, confirmed, approved and adopted.

2.

The plan of arrangement (the ‘‘Plan of Arrangement’’) involving the Corporation, the full text of which is set out as Schedule B to the arrangement agreement made as of December 21, 2006 between the Corporation and Kinross Gold Corporation (the ‘‘Arrangement Agreement’’), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby ratified, authorized, confirmed, approved and adopted.

3.

Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Corporation (‘‘Common Shares’’) or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing and to take all such other steps or actions as may be necessary or desirable in connection with the Arrangement and the transactions described in the Circular and to execute under the seal of the Corporation or otherwise, all such other certificates, instruments, agreements, documents and notices, and to take such further actions in such Person’s opinion as may be necessary or desirable to carry out the purposes and intent of the foregoing resolutions.

A-1

SCHEDULE B

PRO FORMA FINANCIAL STATEMENTS OF THE COMBINED COMPANY

COMPILATION REPORT

The Board of Directors
          KINROSS GOLD CORPORATION

          We have read the accompanying unaudited pro forma consolidated balance sheet of Kinross Gold Corporation (the ‘‘Company’’) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.

Compared the figures in the columns captioned ‘‘Kinross Gold Corporation’’ to the unaudited consolidated financial statements of the Company as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned ‘‘Bema Gold Corporation’’ to the unaudited consolidated financial statements of Bema Gold Corporation as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of Bema Gold Corporation for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	(a)	The basis for determination of the pro forma adjustments; and

	(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

	(a)	described to us the basis for determination of the pro forma adjustments, and

	(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ‘‘Kinross Gold Corporation’’ and ‘‘Bema Gold Corporation’’ as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned ‘‘Pro forma consolidated’’ to be arithmetically correct.

          A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada	(Signed) ‘‘KPMG LLP’’
December 18, 2006	Chartered Accountants

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2006
(Unaudited)
(in millions of United States dollars)

	Kinross Gold	Bema Gold		Pro forma	Pro forma
	Corporation	Corporation		adjustments	consolidated
		(Note 1)		(Note 4)
ASSETS
Current assets
Cash and cash equivalents	$134.8	$138.8	a	(22.9)	$250.7
Restricted cash	1.3	7.5			8.8
Short-term investments		3.6	c	13.2	16.8
Accounts receivable and other assets	34.5	22.7	b	(4.6)	52.6
Inventories	100.9	32.1	b,c	1.6	134.6
	271.5	204.7		(12.7)	463.5
Property, plant and equipment	1,319.5	768.3	b	(106.6)	1,981.2
Goodwill	321.2				321.2
Long-term investments	30.5	19.3	b,c	46.0	95.8
Unrealized fair value of non-hedge derivative assets		17.1			17.1
Deferred derivative losses		3.6	c	(3.6)	0.0
Deferred charges and other long-term assets	62.7	67.8	b,d	(19.4)	111.1
Future income taxes		7.1			7.1
Unallocated purchase price			a	2,506.4	2,506.4
	$2,005.4	$1,087.9		2,410.1	$5,503.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$139.5	$43.0	b,c	17.7	$200.2
Current portion of long-term debt	20.4	29.8	b	(18.8)	31.4
Current portion of reclamation and remediation obligations	28.8				28.8
	188.7	72.8		(1.1)	260.4
Long-term debt	67.8	323.8	c	11.2	402.8
Reclamation and remediation obligations	164.7	20.4	b	(13.7)	171.4
Unrealized fair value of non-hedge derivative assets		103.9	b,c	46.6	150.5
Future income and mining taxes	138.1	44.6	c	(0.5)	182.2
Other long-term liabilities	7.6	1.3	b	(0.3)	8.6
	566.9	566.8		42.2	1,175.9
Non-controlling interest	0.2	16.2			16.4
Convertible preferred shares of subsidiary company	14.5				14.5

COMMON SHAREHOLDERS’ EQUITY
Common share capital and common share purchase warrants	1,998.6	792.7	a	1,832.0	4,623.3
Value assigned to Bema share purchase warrants and
stock options		54.0	a	(54.0)	0.0
Convertible notes and debt		18.8	a,c	15.5	34.3
Contributed surplus	54.5		a	213.8	268.3
Accumulated deficit	(628.1)	(360.6)	a	360.6	(628.1)
Cumulative translation adjustments	(1.2)				(1.2)
	1,423.8	504.9		2,367.9	4,296.6
	$2,005.4	$1,087.9		2,410.1	$5,503.4

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Nine months ended September 30, 2006
(Unaudited)
(in millions of United States dollars except per share amounts)

	Kinross Gold	Bema Gold		Pro forma	Pro forma
	Corporation	Corporation		adjustments	consolidated
		(Note 1)		(Note 4)
Revenue
Metal sales	$674.2	$148.1	e,h	$(43.4)	$778.9

Operating costs and expenses
Cost of sales (excludes accretion, depreciation,
depletion and amortization)	362.5	99.6	e,h	(38.7)	423.4
Accretion and reclamation expense	31.7	1.3	e	(1.1)	31.9
Depreciation, depletion and amortization	81.2	24.7	e,f	2.1	108.0
	198.8	22.5		(5.7)	215.6
Other operating costs	15.8	0.7			16.5
Exploration and business development	27.1	0.9	i	3.9	31.9
General and administrative	38.4	18.1			56.5
Impairment charges		2.0			2.0
Gain on disposal of assets	(38.8)				(38.8)
Operating earnings	156.3	0.8		(9.6)	147.5
Other income (expense) — net	(11.5)	(6.4)	e,g	15.0	(2.9)
Earnings (loss) before taxes and other items	144.8	(5.6)		5.4	144.6
Income and mining taxes expense	(19.7)	(11.8)			(31.5)
Non-controlling interest	0.3	0.7			1.0
Share in earnings (loss) of investee company		(0.5)	e	(3.9)	(4.4)
Dividends on convertible preferred shares
of subsidiary	(0.6)				(0.6)
Net income (loss)	$124.8	$(17.2)		$1.5	$109.1
Net income (loss) per share — basic (Note 5)	$0.36				$0.19
Net income (loss) per share — diluted (Note 5)	$0.36				$0.19

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(Unaudited)
(in millions of United States dollars except per share amounts)

	Kinross Gold	Bema Gold		Pro forma	Pro forma
	Corporation	Corporation		adjustments	consolidated
		(Note 1 )		(Note 4 )
Revenue
Metal sales	$725.5	$108.0	e,h	$(51.8)	$781.7

Operating costs and expenses
Cost of sales (excludes accretion, depreciation,
depletion and amortization)	448.1	92.6	e,h	(55.8)	484.9
Accretion and reclamation expense	56.0	1.7	e	(1.4)	56.3
Depreciation, depletion and amortization	167.7	22.6	e,f	(4.1)	186.2
	53.7	(8.9)		9.5	54.3
Other operating costs	14.3	10.8			25.1
Exploration and business development	26.6	1.4	i	8.9	36.9
General and administrative	45.3	13.0			58.3
Impairment charges	184.7	12.7			197.4
Gain on disposal of assets	(6.0)				(6.0)
Operating earnings (loss)	(211.2)	(46.8)		0.6	(257.4)
Other income (expense) — net	(17.0)	(34.7)	e,g	20.9	(30.8)
Earnings (loss) before taxes and other items	(228.2)	(81.5)		21.5	(288.2)
Income and mining taxes expense	12.9	0.3			13.2
Non-controlling interest	0.1	0.3			0.4
Share in earnings (loss) of investee company		(0.1)	e	(9.0)	(9.1)
Dividends on convertible preferred shares
of subsidiary	(0.8)				(0.8)
Net income (loss)	$(216.0)	$(81.0)		$12.5	$(284.5)
Net income (loss) per share — basic (Note 5)	$(0.63)				$(0.51)
Net income (loss) per share — diluted (Note 5)	$(0.63)				$(0.51)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(in millions of United States dollars unless otherwise stated)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Kinross Gold Corporation (‘‘Kinross’’ or the ‘‘Company’’) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 have been prepared by management of Kinross in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’) for illustrative purposes only, to show the effect of the plan of arrangement entered into with Bema Gold Corporation (‘‘Bema’’), more fully described in Note 3, whereby Bema common shareholders will exchange each Bema common share for 0.4447 common share of Kinross plus Canadian (‘‘Cdn.’’) $0.01 in cash, resulting in the acquisition of Bema by Kinross.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)

An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Kinross as at September 30, 2006 and the unaudited consolidated balance sheet of Bema as at September 30, 2006.

(b) An unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 combining:

(i) the unaudited consolidated statement of operations of Kinross for the nine months ended September 30, 2006; and

(ii) the unaudited consolidated statement of operations of Bema for the nine months ended September 30, 2006.

(c) An unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 combining:

(i) the audited consolidated statement of operations of Kinross for the year ended December 31, 2005; and

(ii) the audited consolidated statement of operations of Bema for the year ended December 31, 2005.

The unaudited pro forma consolidated balance sheet as at September 30, 2006 has been prepared as if the transactions described in Note 3 had occurred on September 30, 2006. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Kinross which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Bema consolidated financial statements have been reclassified to provide a consistent format.

These unaudited pro forma consolidated statements should be read in conjunction with the historical financial statements and notes thereto of Kinross and Bema.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Kinross’ audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Bema accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition. The significant accounting policies of Kinross are believed to conform in all material respects to those of Bema, except as noted in Note 4.

3.	BUSINESS ACQUISITION

On November 6, 2006, Kinross and Bema announced that the respective boards of directors had agreed to combine Kinross and Bema. A special meeting of shareholders of Bema will be held to seek shareholder approval of the proposed transaction on January 30, 2007. Each Bema common share will be exchanged for 0.4447 Kinross common shares plus Cdn. $0.01 in cash. As a result of the proposed transaction, the combined company will be held approximately 60% by existing Kinross shareholders and 40% by existing Bema shareholders. Each Bema stock option which gives the holder the right to acquire shares in the common stock of Bema when presented for execution will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Kinross on the same basis as the exchange of Bema common shares for Kinross common shares. Upon completion of the arrangement, the Bema warrants and convertible shares will remain outstanding as securities of Bema, convertible into Kinross shares on the same basis as the exchange for Bema common shares for Kinross Common Shares and otherwise with the same rights, terms and conditions that currently exist. The acquisition of Bema is subject to shareholder and regulatory approvals.

As part of the Transaction, Kinross and Bema have entered into certain arrangements with B2Gold, a company incorporated by certain members of Bema’s management, pursuant to which Bema will transfer certain assets to B2Gold, including:

(a)	all of Bema’s interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited;

(b)	50% of Bema’s 75% interest in a joint venture that will have an indirect interest in the Kupol East and West Licenses, which are adjacent to the Kupol gold and silver project in northeast Russia;

(c)	an option to purchase all or any part of the 17,935,310 common shares of Consolidated Puma Minerals Corp. currently owned by Bema; and

(d)	indebtedness currently owed to Bema by Consolidated Puma Minerals Corp.

The aggregate consideration for these transactions will consist of US$15 million (payable in cash and shares of B2Gold) and the grant to a subsidiary of Kinross of an option to acquire shares of B2Gold, as well as a pre-emptive right in respect of subsequent issuances of shares by B2Gold.

A subsidiary of Kinross and B2Gold have also entered into an agreement regarding their respective interests in future exploration activities in certain areas of Russia and a subsidiary of Kinross and B2Gold will enter into a joint venture agreement with a Russian minority partner in regards to the entity that will have an indirect interest in the Kupol East and West Licenses.

The business combination will be accounted for as a purchase transaction, with Kinross being identified as the acquirer and Bema as the acquiree.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the fair value of the Kinross shares issued, based on the deemed issuance of 214.6 million Kinross shares at $12.23 per share, cash of $4.3 million, 21.4 million stock options and 45.2 million stock purchase warrants of Bema exchanged for those of Kinross with a fair value of $72.6 million and $141.2 million respectively, fair value of the conversion option relating to Bema’s convertible debt calculated to be $34.3 million, plus Kinross’ transaction costs of $21.1 million, equalling a total price of $2,898.1 million. The price of the Kinross common shares was calculated at the average share price of Kinross two days before, the day of, and two days after the date of announcement. The stock options and stock purchase warrants have been valued using the Black-Scholes option pricing model.

Kinross has not yet determined the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated Statement of Operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Bema’s assets and liabilities has been presented as ‘‘unallocated purchase price’’. Kinross is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill and future income taxes arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statement of operations of Kinross for the periods after the date of acquisition. Kinross estimates that a $10 million adjustment to the carrying amount of operating mines of Bema would result in a corresponding adjustment to pre-tax amortization expense in the pro forma condensed consolidated statement of operations by approximately $575 thousand for the nine months ended September 30, 2006 and approximately $770 thousand for the year ended December 31, 2005.

(millions)
Purchase price(1)
214.628 million common shares of Kinross	$2,624.6
Cash	4.3
Fair value of equity portion of convertible debt	34.3
Fair value of options assumed	72.6
Fair value of warrants assumed	141.2
Transaction costs	21.1
$2,898.1

Net assets acquired
Current assets	$217.3
Other assets	137.8
Property, plant, equipment and mining interests	661.7
Liabilities	(625.1)
Unallocated purchase price	2,506.4
$2,898.1

____________
(1)

Assuming there are 482.6 million Bema Shares issued and outstanding at the closing date of the arrangement, and outstanding Bema Options in respect of 21.4 million Bema Shares and Bema Warrants to acquire 45.2 million Bema Shares and Bema Convertible Notes exercisable for 15.0 million Bema Shares, Kinross will issue approximately 214.6 million Kinross Shares to acquire the Bema Shares and reserve approximately 36.4 million Kinross Shares for issue upon exercise of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes that will become exercisable for Kinross Shares upon completion of the arrangement.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Bema had occurred on September 30, 2006:

(a) To record the acquisition of Bema at a purchase price of $2,898.1 million.

(b)

To reflect Pamodzi Gold as an equity accounted investee and exclude the balances relating to Petrex. On December 11, 2006, Bema completed the previously announced reorganization with Pamodzi Resources (Pty) Limited. Following the reorganization, Bema held approximately 36% of the newly listed entity, Pamodzi Gold, worth approximately $40.0 million. As at December 18, 2006, Bema owns 29% of Pamodzi Gold, which is the owner and operator of the Petrex mines.

(c) To record estimated fair value of marketable securities, inventory, accounts payable, convertible debt, equity investments and forward contracts.

(d) To write off deferred costs.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisition of Bema had occurred on January 1, 2005:

(e)

To reflect Pamodzi Gold as an equity accounted investee and exclude the results of operations of Petrex. On December 11, 2006, Bema completed the previously announced reorganization with Pamodzi Resources (Pty) Limited. Following the reorganization, Bema held approximately 36% of the newly listed entity, Pamodzi Gold, worth approximately $40.0 million. As at December 18, 2006, Bema owns 29% of Pamodzi Gold, which is the owner and operator of the Petrex mines.

(f)

To record adjustments to depreciation, depletion and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable reserves in the calculation.

(g) To capitalize interest costs that had been expensed.

(h) To reclass silver sales as revenue.

(i) To expense exploration costs that had been deferred.

5.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2005.

Basic earnings (loss) per share

	Nine months ended	Year ended
	September 30,	December 31,
	2006	2005
Weighted average number of Kinross shares outstanding for the period	348.6	345.2
Adjustment to reflect acquisition of Bema, effective January 1, 2005	214.6	214.6
Pro forma weighted average number of shares outstanding for the period	563.2	559.8
Pro forma adjusted net earnings (loss)	$109.1	$(284.5)
Pro forma adjusted basic earnings (loss) per share	$ 0.19	$ (0.51)

Diluted earnings (loss) per share

	Nine months ended	Year ended
	September 30,	December 31,
	2006	2005
Pro forma weighted average number of shares outstanding for the period	563.2	559.8
Dilutive effects of stock options, warrants and convertible notes	15.4
Pro forma weighted average number of shares outstanding for the period — diluted	578.6	559.8
Pro forma adjusted net earnings (loss)	$109.1	$(284.5)
Pro forma adjusted basic earnings (loss) per share — diluted	$ 0.19	$ (0.51)

SCHEDULE C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

between

Kinross Gold Corporation

and

Bema Gold Corporation
______________________________

December 21, 2006
______________________________

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 21, 2006,

BETWEEN:

KINROSS GOLD CORPORATION, a corporation existing under
the laws of the Province of Ontario (‘‘Kinross’’)

- and -

BEMA GOLD CORPORATION, a corporation existing under
the laws of Canada (‘‘Bema’’)

WHEREAS the Parties have entered into a binding letter agreement dated November 6, 2006 (the ‘‘Letter Agreement’’) pursuant to which the Parties agreed to effect a business combination;

AND WHEREAS the Parties intend to carry out the proposed business combination by way of a Plan of Arrangement to be proposed by Bema under the provisions of the Canada Business Corporations Act;

AND WHEREAS the Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

‘‘Acquisition Proposal’’ means, in respect of Bema or any Material Bema Subsidiary, any bona fide inquiry or proposal (written or oral) made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, or sale or other disposition of any of the Bema properties listed on Schedule C, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Bema or any Material Bema Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Bema or any Material Bema Subsidiary.

‘‘Agreement’’ means this Agreement, all Schedules and exhibits hereto, as amended or supplemented from time to time.

‘‘AIM’’ means the AIM market operated by the London Stock Exchange plc. ‘‘Amalco’’ has the meaning ascribed thereto in the Plan of Arrangement;

‘‘Antitrust Law’’ means the Competition Act (Canada), R.S.C. 1985, c.C-34, as amended, and any other federal, state, or foreign Law designed or intended to regulate competition or investment (foreign or otherwise) or to prohibit, restrict or regulate action having the purposes or effect of monopolization or restraint of trade.

‘‘Arrangement’’ means the arrangement under the provisions of Section 192 of the CBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 7.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Bema and Kinross, each acting reasonably).

‘‘Arrangement Resolution’’ means the special resolution of the Bema Shareholders to be considered at the Bema Meeting, to be substantially in the form set out in Schedule A hereto.

‘‘Articles of Arrangement’’ means the articles of arrangement of Bema in respect of the Arrangement, to be filed with the Director after the Final Order is made.

‘‘B2Gold’’ means B2Gold Corp., a corporation existing under the Business Corporations Act (British Columbia) and owned by certain members of Bema’s management.

‘‘B2Gold Purchase and Sale Agreement’’ means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated the date hereof pursuant to which (i) Bema Vendorco has agreed to transfer certain assets specified therein to B2Gold prior to the Effective Time and (ii) White Ice Ventures Limited has agreed to transfer or cause to be transferred a direct or indirect interest in certain exploration licences to B2Gold.

‘‘Bema’’ has the meaning set forth in the recital of the Parties hereto.

‘‘Bema Common Shares’’ means the common shares of Bema.

‘‘Bema Convertible Debentures’’ means the outstanding convertible notes of Bema, all as described in Part (c) of Schedule E hereto.

‘‘Bema Disclosure Letter’’ means the letter of even date herewith delivered by Bema to Kinross in a form accepted by and initialled on behalf of Kinross with respect to certain matters in this Agreement.

‘‘Bema Documents’’ has the meaning set out in subsection 3.1(t) hereof.

‘‘Bema Group Companies’’ means the Bema Subsidiaries and the Bema Significant Interest Companies, collectively.

‘‘Bema Meeting’’ means the special meeting, including any adjournments or postponements thereof, of the Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution.

‘‘Bema Options’’ means the outstanding options to purchase Bema Common Shares issued pursuant to the Bema Share Option Plan, all as described in Part (a) of Schedule E hereto.

‘‘Bema Proxy Circular’’ means the management information circular to be prepared by Bema in respect of the Bema Meeting.

‘‘Bema Required Vote’’ means the requisite approval for the Arrangement Resolution, being (i) not less than 66 2 / 3 percent of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, (ii) a majority of votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of the Rules, and (iii) such other approval required by the Interim Order or by applicable Laws.

‘‘Bema Shareholders’’ means, at any time, the holders of Bema Common Shares at such time.

‘‘Bema Share Option Plan’’ means the incentive stock option plan of Bema dated April 18, 1995, as amended.

‘‘Bema Significant Interest Companies’’ means the corporations identified as such in Schedule G attached hereto, collectively.

‘‘Bema Subsidiaries’’ means the corporations identified as such in Schedule G attached hereto, collectively.

‘‘Bema Vendorco’’ means 6674321 Canada Inc., a corporation existing under the laws of Canada, which is a wholly-owned subsidiary of Bema.

‘‘Bema Warrants’’ means the outstanding warrants of Bema, all as described in Part (b) of Schedule E hereto.

‘‘Business Day’’ means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

‘‘Canadian GAAP’’ means accounting principles generally accepted in Canada.

‘‘CBCA’’ means the Canada Business Corporations Act.

‘‘Certificate of Arrangement’’ means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA.

‘‘Completion Deadline’’ means March 30, 2007 which date shall be extended until June 29, 2007 in the event that the approval required by the Federal Anti-Monopoly Service of the Russian Federation has not been obtained in connection with the Arrangement by March 30, 2007 or the condition in subsection 6.2(h) hereof has not been satisfied (or waived by Kinross) by March 30, 2007.

‘‘Confidentiality Agreement’’ means the confidentiality agreement dated November 6, 2006 between Kinross and Bema.

‘‘Contaminants’’ means any pollutant, contaminant or waste of any nature, including without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or deleterious substance, as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws.

‘‘Court’’ means the Superior Court of Justice (Ontario).

‘‘de facto acquisition or change of control’’ means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Bema to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Bema, or, in the case of a Material Bema Subsidiary, 50% of the total number of votes attached to the outstanding voting securities of such Material Bema Subsidiary held by Bema.

‘‘Depositary’’ means Kingsdale Shareholder Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between Kinross and Bema for the purpose of, among other things, exchanging certificates representing Bema Common Shares for Kinross Common Shares and cash consideration in connection with the Arrangement;

‘‘Director’’ means the Director appointed pursuant to Section 260 of the CBCA.

‘‘Dissent Rights’’ means the rights of dissent of a Bema Shareholder in respect of the Arrangement Resolution described in the Plan of Arrangement.

‘‘Dissenting Shareholder’’ has the meaning ascribed thereto in the Plan of Arrangement.

‘‘Dissenting Shares’’ has the meaning ascribed thereto in the Plan of Arrangement.

‘‘Effective Date’’ means the date of the Certificate of Arrangement giving effect to the Arrangement which shall be issued on the date contemplated in subsection 5.1(g) hereof.

‘‘Effective Time’’ means the first moment of time (Toronto time) on the Effective Date.

‘‘Eligible Holder’’ means a beneficial holder of Bema Common Shares immediately prior to the Effective Time, who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

‘‘Employee’’ means any individual employed or retained by Bema or any of the Bema Subsidiaries on a full-time, part-time or temporary basis who provides services to Bema or any of the Bema Group Companies, including without limitation, those individuals who are on disability leave, parental leave or other permitted absence.

‘‘Employee Plans’’ has the meaning set out in subsection 3.1(r) hereof and includes the Bema Share Option Plan.

‘‘Encumbrance’’ includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

‘‘Environmental Approvals’’ means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws.

‘‘Environmental Condition’’ means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Effective Date of any Contaminants by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Effective Date with respect to any Contaminants or reporting with respect thereto.

‘‘Environmental Laws’’ means all applicable Laws, including applicable common law and agreements with Governmental Entities, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

‘‘Expropriation Event’’ means any nationalization of any assets, or threats to nationalize assets, or any change or proposed change in law which may result in a restriction on foreign ownership of assets or which may restrict sales of gold, copper or silver or export of gold, copper or silver from a country.

‘‘Final Order’’ means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

‘‘Governmental Entity’’ means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

‘‘Interim Order’’ means the interim order of the Court, as the same may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement.

‘‘Joint Venture Agreement’’ means the agreement to be entered into among a subsidiary of Kinross, B2Gold and the Government of Chukotka (or any successor in interest) regarding the East Kupol and West Kupol licences and the rights and obligations of the parties to such agreement with respect to exploration of the areas covered by such licences, as will be more fully described therein.

‘‘Kinross’’ has the meaning set forth in the recital of the Parties hereto.

‘‘Kinross Common Shares’’ means the common shares of Kinross.

‘‘Kinross Disclosure Letter’’ means the letter of even date herewith delivered by Kinross to Bema in a form accepted by and initialled on behalf of Bema with respect to certain matters in this Agreement.

‘‘Kinross Documents’’ has the meaning set out in subsection 4.1(q) hereof.

‘‘Kinross Group Companies’’ means the Kinross Subsidiaries and the Kinross Significant Interest Companies collectively.

‘‘Kinross Options’’ means the outstanding options to purchase an aggregate of 3,789,760.16 Kinross Common Shares issued pursuant to the Kinross Share Option Plans, all as described in Schedule F hereto.

‘‘Kinross Replacement Options’’ has the meaning set out in subsection 5.2(n)(i) hereof.

‘‘Kinross Share Option Plans’’ means the share option plans, restricted share unit plans and deferred share unit plans of Kinross described in Schedule F hereto.

‘‘Kinross Significant Interest Companies’’ means the corporations identified as such in Schedule H attached hereto, collectively.

‘‘Kinross Subsidiaries’’ means the corporations identified as such in Schedule H attached hereto, collectively.

‘‘Kinross Warrants’’ means the warrants and other securities convertible or exchangeable into Kinross Common Shares, all as described in Schedule F hereto.

‘‘knowledge of Bema’’ means the actual knowledge, after due and reasonable inquiry, of any of the officers of Bema.

‘‘knowledge of Kinross’’ means the actual knowledge, after due and reasonable inquiry, of any of the officers of Kinross.

‘‘Laws’’ means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

‘‘Letter Agreement’’ has the meaning set out in the recitals to this Agreement.

‘‘Material Adverse Change’’ means, in respect of Kinross or Bema, any one or more changes, events or occurrences including, without limitation, an Expropriation Event in a jurisdiction in which it carries on business, and ‘‘Material Adverse Effect’’ means, in respect of Kinross or Bema, any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Kinross and the Kinross Subsidiaries, or Bema and the Bema Subsidiaries, respectively, on a consolidated basis, other than any change, event, occurrence or state of facts: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on Kinross and the Kinross Subsidiaries on a consolidated basis, or Bema and the Bema Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) relating to a change in the market trading price of shares of Kinross or Bema, either (A) related to this Agreement and the transactions contemplated herein or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i) through (iv) inclusive, and except as explicitly stated herein, references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a ‘‘Material Adverse Change’’ has occurred or whether a state of facts exists that has or could have a ‘‘Material Adverse Effect’’ and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

‘‘Material Bema Subsidiary’’ means any Bema Subsidiary that represents 10% or more of the consolidated assets or consolidated revenues of Bema and the Bema Group Companies as shown in the last audited financial statements of Bema.

‘‘misrepresentation’’ has the meaning ascribed thereto in the Securities Act (Ontario).

‘‘National Instrument 43-101’’ means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

‘‘NYSE’’ means the New York Stock Exchange.

‘‘Parties’’ means Bema and Kinross; and ‘‘Party’’ means either of them.

‘‘Pension Plans’’ has the meaning set out in subsection 3.1(r)(iv) hereof.

‘‘Person’’ means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

‘‘Plan of Arrangement’’ means the plan of arrangement substantially in the form of Schedule B hereto as amended or varied pursuant to the terms hereof and thereof.

‘‘Pre-Acquisition Reorganization’’ has the meaning set out in subsection 5.1(bb) hereof.

‘‘Prohibited Payments’’ mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage, except that the term does not include any payment to a government official, political party, party official or political candidate that is expressly permitted under the written laws of the country involved, or any facilitating payment that is made solely to secure the provision of routine governmental services.

‘‘Rules’’ means Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorit´e des march´es financiers.

‘‘Russian Properties Agreement’’ means the agreement among 6674348 Canada Inc., Bema and B2Gold dated the date hereof regarding interests of 6674348 Canada Inc. and B2Gold in certain Russian exploration properties as more fully described therein.

‘‘Sarbanes-Oxley Act’’ means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder, as now in effect or amended from time to time.

‘‘SEC’’ means the Securities and Exchange Commission of the United States of America.

‘‘Securities Authorities’’ means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, the SEC and the applicable state securities authorities, collectively and ‘‘Securities Authority’’ means any one of them.

‘‘SEDAR’’ means The System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators.

‘‘Share Consideration’’ means 0.4447 of a Kinross Common Share plus $0.01 in cash for each Bema Common Share.

‘‘Subsidiary’’ means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Kinross, includes the Kinross Subsidiaries and, in the case of Bema, includes the Bema Subsidiaries.

‘‘Superior Proposal’’ means a written Acquisition Proposal in respect of Bema, if such Acquisition Proposal is not conditional on obtaining financing and the directors of Bema have determined, in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to Kinross) from, as appropriate, the financial, legal and other advisors to Bema, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that has a value per Bema Common Share that is more favourable to Bema Shareholders from a financial point of view than that contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Kinross in response thereto in accordance with subsection 7.2(a) hereof).

‘‘Tax’’ and ‘‘Taxes’’ means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Qu´ebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

‘‘Tax Act’’ means the Income Tax Act (Canada).

‘‘Tax Exempt Person’’ means a person who is exempt from tax under Part I of the Tax Act.

‘‘Tax Returns’’ means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes.

‘‘Termination Date’’ means the date upon which this Agreement is terminated pursuant to the terms of this Agreement.

‘‘TSX’’ means the Toronto Stock Exchange.

‘‘US Tax Code’’ means the United States Internal Revenue Code of 1986, as amended, or any successor thereto.

‘‘Voting Agreements’’ means the voting agreements entered into by the directors and executive officers of Bema with Kinross.

‘‘1933 Act’’ means the Securities Act of 1933, as amended, of the United States of America.

‘‘1934 Act’’ means the Securities Exchange Act of 1934, as amended, of the United States of America.

‘‘1940 Act’’ means the Investment Company Act of 1940, as amended, of the United States of America.

1.2      Interpretation Not Affected by Headings

          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. References in this Agreement to ‘‘include’’, ‘‘includes’’, and ‘‘including’’ mean ‘‘including, without limitation’’.

1.3      Number and Gender

          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4      Date for Any Action

          If the date on which any action is required to be taken hereunder by a Party is not a Business Day in the place in which the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.5      Currency

          Unless otherwise stated, all references in this Agreement to sums of money or currency are expressed in lawful money of Canada.

1.6      Accounting Matters

          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in accordance with Canadian GAAP applied on a consistent basis.

1.7      Construction

          The language used in this Agreement is the language chosen by the Parties to express their intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against any Party.

1.8      Statutory References

          A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements and supersedes any such statute, regulation, rule, policy or blanket order.

1.9       Schedules

          The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A — Arrangement Resolution
Schedule B — Plan of Arrangement
Schedule C — Bema Properties
Schedule D — Kinross Properties
Schedule E — Bema Options/Bema Warrants
Schedule F — Kinross Options/Kinross Warrants
Schedule G — Bema Significant Interest Companies/ Bema Subsidiaries
Schedule H — Kinross Significant Interest Companies / Kinross Subsidiaries
Schedule I — Form of Letter from Bema Affiliates

ARTICLE II

THE ARRANGEMENT

2.1      The Arrangement

          The Parties agree to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the Parties in accordance with this Agreement.

2.2      Court Proceedings

          As soon as is reasonably practicable, pursuant to Section 192 of the CBCA, Bema shall:

(a)

file, proceed with and diligently pursue an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Bema Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

     The notice of motion for the application for the Interim Order shall request that the Interim Order provide:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Bema Meeting and for the manner in which such notice shall be provided;

(ii)

that the requisite approval for the Arrangement Resolution shall be (i) not less than 66 2/3 percent of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting and (ii) a majority of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of the Rules;

(iii)	that in all other respects, the terms, restrictions and conditions of the by-laws and articles of Bema, including quorum requirements and all other matters, shall apply in respect of the Bema Meeting;

(iv)	for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Bema Meeting may be adjourned or postponed from time to time by management of Bema without the need for additional approval of the Court; and

(vii)	that the record date for Bema Shareholders entitled to vote at the Bema Meeting will not change in respect of any adjournment(s) or postponement(s) of the Bema Meeting.

          Bema shall permit Kinross to review and comment upon drafts of the notices of motion and related materials for the applications referred to in this Section 2.2 prior to service (if applicable) and/or filing of the material and give reasonable consideration to such comments.

2.3      Articles of Arrangement

          Subject to the rights of termination contained in Article VIII hereof, upon the Bema Shareholders approving the Arrangement in accordance with the Interim Order, Bema obtaining the Final Order and the other conditions contained in Article VI hereof being complied with or waived, the Parties shall file the Final Order with the Director together with the Articles of Arrangement and such other documents as may be required in order to effect the Arrangement.

2.4      Closing

          The Closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario M5L 1A9 at 8:00 a.m. (Toronto time) on the Effective Date.

2.5      Preparation of Filings

(a)

Bema and Kinross shall cooperate in the preparation of applications for the approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby and the preparation of any required documents reasonably deemed by the Parties to be necessary to discharge their respective obligations under applicable Laws and in that regard each shall, upon request, furnish to the other all such information concerning it and, in the case of Bema, the Bema Shareholders, as may be reasonably required for such purposes.

(b)

Each of Bema and Kinross shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Arrangement and shall not participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Arrangement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

2.6      Board of Directors

          Provided the Arrangement is completed, Kinross will select a current member of the Bema board of directors as one of the nominees proposed by Kinross for election to the board of directors of Kinross at the first annual meeting of shareholders of Kinross following completion of the Arrangement. The Bema director selected shall have ‘‘observer’’ status at meetings of the Kinross board of directors following the Effective Date until such annual meeting of shareholders of Kinross.

2.7      Communications

(a)

Kinross and Bema agree to make a joint press release with respect to the Arrangement as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations to investors or otherwise made by them with respect to the Arrangement. Kinross and Bema further agree that there will be no public announcement or other disclosure of the Arrangement or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel. If either Kinross or Bema is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the transactions contemplated herein, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

(b)

Kinross and Bema will consult with the other of them in making any filing with any Governmental Entity with respect to the Arrangement. Each of Kinross and Bema shall use its commercially reasonable efforts to enable the other of them to review and comment on all such filings prior to the filing thereof.

(c)

Without limiting the obligations of Bema under subsection 5.1(h) hereof, Bema agrees that Kinross may, on behalf of management of Bema, directly or through a soliciting dealer actively solicit proxies in favour of the Arrangement on behalf of management of Bema and shall disclose in the Circular that Kinross may make such solicitations.

2.8      U.S. Tax Treatment

          The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a ‘‘plan of reorganization’’ within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. To that end, the parties to this Agreement agree and acknowledge that: (a) the exchange of securities pursuant to Section 2.1 hereof and Section 3.1(b) of the Plan of Arrangement; (b) the contribution of the Bema Common Shares by Kinross to Kinross Subco effected pursuant to Section 3.1(e) of the Plan of Arrangement; and (c) the distribution and amalgamation which the parties have agreed to effect pursuant to Sections 3.1(f) and 3.1(h) of the Plan of Arrangement are interdependent steps in a single integrated transaction, to which the parties hereto are legally committed as provided herein and in the Plan of Arrangement. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a ‘‘plan of reorganization’’ within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a ‘‘determination’’ within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Arrangement as set forth in this Section 2.8.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BEMA

3.1      Representations and Warranties

          Bema hereby represents and warrants to and in favour of Kinross as follows and acknowledges that Kinross is relying upon such representations and warranties in entering into this Agreement and the Arrangement.

(a)

Organization. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Bema. All of the outstanding shares of Bema and the Bema Subsidiaries and the outstanding securities representing Bema’s interest in each of the Bema Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Bema Disclosure Letter, all of the outstanding shares of the Bema Subsidiaries, and all of the outstanding securities representing Bema’s interest in each of the Bema Significant Interest Companies, are owned directly or indirectly by Bema or a Bema Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Bema Group Company or as disclosed by Bema in the Bema Disclosure Letter, the outstanding securities of each Bema Group Company which are owned by Bema (or by another Bema Group Company) are owned free and clear of all Encumbrances and neither Bema nor any of the Bema Group Companies is liable to any Bema Group Company or to any creditor in respect thereof. Other than as disclosed by Bema in the Bema Disclosure Letter, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Bema Group Companies from either Bema or any of the Bema Subsidiaries.

(b)

Capitalization. Bema is authorized to issue an unlimited number of Bema Common Shares. As at December 15, 2006, there were 482,636,578 Bema Common Shares outstanding, an aggregate of 21,382,659 Bema Common Shares were set aside for issue under the Bema Options, an aggregate of 45,172,551 Bema Common Shares were set aside for issue under the Bema Warrants and an aggregate of 15,008,576 Bema Common Shares were set aside for issue under the Bema Convertible Debentures. The Bema Options, the Bema Warrants and the Bema Convertible Debentures are described in Schedule E attached hereto. Except for the Bema Options, the Bema Warrants and the Bema Convertible Debentures and except as disclosed in the Bema Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Bema or any of the Bema Subsidiaries to issue or sell any shares of Bema or any of the Bema Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Bema or any of the Bema Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Bema or any of the Bema Group Companies having the right to vote with the Bema Shareholders on any matter. There are no outstanding contractual obligations of Bema or of any of the Bema Group Companies to repurchase, redeem or otherwise acquire any outstanding Bema Common Shares or with respect to the voting or disposition of any outstanding Bema Common Shares.

(c)

Authority. Bema has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Bema as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments, such performance subject to the approval of the Bema Shareholders and the Court as provided in this Agreement. The execution and delivery of this Agreement by Bema and the completion by Bema of the Arrangement and the transactions contemplated by this Agreement have been authorized by the directors of Bema and, subject to the approval by the Bema Shareholders and the Court and the filing of the corporate documents required under the CBCA in the manner contemplated herein, no other corporate proceedings on the part of Bema are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Bema of the Bema Proxy Circular. This Agreement has been executed and delivered by Bema and constitutes a legal, valid and binding obligation of Bema, enforceable against Bema in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Bema of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

	(A)	the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries, or, to the knowledge of Bema, any of the Bema Significant Interest Companies,

(B)

except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subsection 6.1(h) or as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, any Laws, or

(C)

except as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, any contract, agreement, licence or permit to which Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, is bound or is subject or of which Bema or any Bema Group Company is the beneficiary;

(ii)

except as disclosed in the Bema Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)

except as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, result in the imposition of any Encumbrance upon any of the property or assets of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, or restrict, hinder, impair or limit the ability of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies to conduct the business of Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies as and where it is now being conducted; or

(iv)

except as disclosed in the Bema Disclosure Letter or the Bema Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, ‘‘golden parachute’’, bonus or otherwise) becoming due to any Employee, director or officer of Bema or of any Bema Subsidiary or increase any benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Bema. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Bema of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order or the Final Order, (ii) filings with the Director under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law and listed in the Bema Disclosure Letter, (iv) any other consent, waiver, permit, order, authorization, approval or filing referred to in the Bema Disclosure Letter, and (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Bema.

(d)

Directors’ Approvals. The board of directors of Bema have received opinions from BMO Capital Markets, the financial advisor to the special committee of the board of directors of Bema, that (i) the Share

Consideration is fair, from a financial point of view, to the Bema Shareholders, and (ii) the consideration offered by B2Gold to Bema for the property and rights to be transferred to B2Gold under the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement is fair, from a financial point of view, to Bema, and the directors of Bema present at a meeting have unanimously:

(i)	determined that the Share Consideration is fair to the Bema Shareholders and the transactions contemplated herein are in the best interests of Bema;

(ii)	recommended that the Bema Shareholders vote in favour of the Arrangement and the transactions contemplated herein; and

(iii)	authorized the entering into of this Agreement and the performance by Bema of its obligations hereunder.

(e)

Bema Subsidiaries. The only Subsidiaries of Bema are the Bema Subsidiaries and the only other corporations in which Bema owns a direct or indirect interest of greater than 10% are the Bema Significant Interest Companies.

(f)

No Defaults. Neither Bema nor any of the Bema Subsidiaries nor, to the knowledge of Bema, any of the Bema Significant Interest Companies is in default under (where such default has not been waived and disclosed in the Bema Disclosure Letter), and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Bema in the case of the Bema Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Bema.

(g)

Absence of Changes. Since September 30, 2006, except as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement:

(i)

Bema and each of the Bema Subsidiaries and, to the knowledge of Bema, each of the Bema Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Bema nor any of the Bema Group Companies has incurred or suffered a Material Adverse Change;

(iii)

there has not been any acquisition or sale by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any debt for borrowed money, any creation or assumption by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any Encumbrance, any making by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Bema;

(v)	Bema has not declared or paid any dividends or made any other distribution on any of the Bema Common Shares;

(vi)	Bema has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Bema Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Bema or any of the Bema Subsidiaries to any Employee or to any of their respective directors or officers or to any director or officer of any of the Bema Significant Interest Companies who is a

nominee of Bema, or any grant to any Employee or any such director or officer of any material increase in severance or termination pay or any material increase or modification of any Employee Plan (including, without limitation, the granting of Bema Options pursuant to the Bema Share Option Plan) made to, for or with any of such Employee, directors or officers;

(viii)	Bema has not effected any material change in its accounting methods, principles or practices; and

(ix)	neither Bema nor any of the Bema Subsidiaries has entered into or adopted any, or materially amended any, collective bargaining agreement or Employee Plan.

(h)	Employment Agreements. Other than as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed by Bema in the Bema Disclosure Letter:

	(i)	neither Bema nor any of the Bema Subsidiaries is a party to or bound by any written contracts in respect of any Employee, former Employee or consultant including:

		(A)	any written contracts providing for the re-employment of any Employee;

(B)

any written bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, tax equalization, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in the Bema Disclosure Letter;

(C)

any written or, to the knowledge of Bema, oral policy, agreement, obligation or understanding providing for severance or termination payments to any Employee, consultant, director or officer of Bema or any Bema Subsidiary or any employment, service, consulting or other agreement with any Employee, consultant, director or officer of Bema or any of the Bema Subsidiaries which provides for termination of employment or of the contract, as the case may be, on more than six months’ notice (excluding such as results by Law from the employment of an employee without an agreement as to notice or severance); and

(ii)	there are no overdue payments to employees (including any amounts related to unused or accrued vacation days).

(i)	Collective Agreements. Except as set out in the Bema Disclosure Letter:

(i)

neither Bema nor any of the Bema Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization in respect of or affecting the Employees;

	(ii)	neither Bema nor any of the Bema Subsidiaries are currently engaged in any labour negotiation;

(iii)

neither Bema nor any of the Bema Subsidiaries are a party to any application, claim, complaint, grievance arbitration or other proceeding by or respecting any Employees or former Employees under any Laws or before any Governmental Entity, including without limitation, any application for certification or which otherwise involves the recognition of any trade union or similar employee organization as the bargaining agent of any of the Employees, or any unfair labour practice complaint;

(iv)

neither Bema nor any of the Bema Subsidiaries are, to the knowledge of Bema, currently engaged in any unfair labour practice nor is Bema aware of any pending or threatened complaint regarding any alleged unfair labour practices;

(v)

there is no strike, labour dispute, work slow down or stoppage against or involving Bema or any of the Bema Subsidiaries nor, to the knowledge of Bema, are any strikes, labour disputes, work slowdowns or stoppages pending or threatened against Bema or any of the Bema Subsidiaries which would have a Material Adverse Effect on Bema;

	(vi)	to the knowledge of Bema, there is no lockout pending or anticipated by Bema or any of the Bema Subsidiaries;

(vii)	there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement pending or threatened against Bema or any of the Bema Subsidiaries;

(viii)	neither Bema nor any of the Bema Subsidiaries have experienced any material work stoppage in the 24-month period immediately preceding the date of this Agreement; and

(ix)

to the knowledge of Bema, neither Bema nor any of the Bema Subsidiaries are, nor have they been in the 24-month period preceding the date of this Agreement, the subject of any union organization effort or campaign or similar organization effort by any employee organization or group in respect of or affecting Employees.

(j)	Financial Matters.

(i)

The audited consolidated financial statements of Bema as at and for the fiscal years ended December 31, 2004 and December 31, 2005 (including the notes thereto and related management’s discussion and analysis) and Bema’s unaudited financial statements as at and for the nine months ended September 30, 2006 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Bema at the respective dates indicated and the results of operations of Bema for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Bema on a consolidated basis in accordance with Canadian GAAP. Neither Bema nor any of the Bema Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Bema for the nine months ended September 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since September 30, 2006. Bema is able to pay its liabilities as they become due; the realizable value of the assets of Bema is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(ii)

The management of Bema has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Bema in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

(iii)

Neither Bema nor any of the Bema Subsidiaries nor, to the knowledge of Bema, any director, officer, employee, auditor, accountant or representative of Bema or any of the Bema Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bema or any of the Bema Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Bema or any of the Bema Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Bema.

(k)

No Prohibited Payments. Neither Bema, a Bema Subsidiary, nor, to the knowledge of Bema, any Bema Significant Interest Company or officer, director, Employee, shareholder, agent or other person acting on behalf of Bema or any Bema Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or ‘‘slush funds’’.

(l)

Books and Records. The corporate records and minute books of Bema and, since the date each Bema Subsidiary was acquired or incorporated by Bema, the corporate records and minute books of the Bema Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Bema and the Bema Subsidiaries provided to Kinross for review are true and complete in all material respects and, except as disclosed in the Bema Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Bema and the Bema Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Bema and the Bema Group Companies, and (iii) in the case of Bema and the Bema Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Bema.

(m)

Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Bema, threatened against or relating to Bema or any of the Bema Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. To the knowledge of Bema, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Bema Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Bema, threatened against or relating to Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, before any Governmental Entity. Neither Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Bema or any Bema Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the transactions contemplated by this Agreement.

(n)

Title to Properties and Condition of Assets. Except as set forth in the Bema Disclosure Letter, each of Bema or a Bema Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or licence or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule C hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All real and tangible personal property of Bema and each Bema Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Bema. Bema has provided Kinross with a list of the material royalty and similar type interests which are owned or held, directly or indirectly, by Bema and Bema has, applying customary standards in the mining industry, sufficient title to all of such material royalty or other interests, free and clear of any title defects or Encumbrances, except for any such title defects or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Bema.

(o)

Insurance. Bema and the Bema Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

(p)

Environmental. Except as to the matters described in the Bema Disclosure Letter, since the date Bema acquired each of the Bema Group Companies there has been no Environmental Condition, and in respect of each such Bema Group Company, to the knowledge of Bema there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Bema. Bema has received no notice, directive or advisory from any Governmental Entity of any Environmental Condition that would have a Material Adverse Effect on Bema.

Each of the Bema Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Bema Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Bema Group Company.

Except as to matters described in the Bema Disclosure Letter, each of the Bema Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Bema Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Bema.

(q)

Tax Matters. Except as disclosed in the Bema Disclosure Letter, Bema and the Bema Subsidiaries have filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Bema has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Bema or the Bema Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

Except as disclosed in the Bema Disclosure Letter, there are no reassessments of Taxes in respect of Bema or the Bema Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Bema or any Bema Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Bema or any Bema Subsidiary has been audited. Except as disclosed in the Bema Disclosure Letter, no Governmental Entity has challenged, disputed or questioned Bema or any Bema Subsidiary in respect of Taxes or Tax Returns. Except as disclosed in the Bema Disclosure Letter, none of Bema or any Bema Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as disclosed in the Bema Disclosure Letter, Bema is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Bema or any Bema Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Except as disclosed in the Bema Disclosure Letter, neither Bema nor any Bema Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Bema or any Bema Subsidiary is proposed in respect of any Taxes, regardless of its merits. Except as disclosed in the Bema Disclosure Letter, neither Bema nor any Bema Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1998 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

Bema and each Bema Subsidiary has withheld from each payment made to any of its present or former Employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Bema and each Bema Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Bema and each Bema Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

Bema and each Bema Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Effective Date.

There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Bema or any Bema Subsidiary.

Neither Bema nor any Bema Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

In respect of the Bema Subsidiaries, no transaction has been entered into without a valid business purpose.

(r)	Employee Plans.

(i)

All material written employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, tax equalization, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Bema or any of the Bema Subsidiaries for the benefit of its Employees or former Employees and their dependants or beneficiaries to which Bema or any of the Bema Subsidiaries participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the ‘‘Employee Plans’’) are customary and in good standing.

(ii)

The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the Employees and former Employees of Bema and Bema Subsidiaries and their beneficiaries concerning each Employee Plan, together with all written communications of a general nature provided to such Employees and their beneficiaries, accurately describe the benefits provided under each such Employee Plan referred to therein.

(iii)

All of the Employee Plans have been established, registered, qualified, funded, invested and administered in material compliance with, and are in good standing under, all Laws, the terms of such Employee Plans and in accordance with all understandings, written or oral, between Bema, Bema Subsidiaries and the Employees or former Employees. No fact or circumstance exists that could adversely affect the registered status of any Employee Plan. None of the Employee Plans enjoys any special tax status under Laws, nor have any advance tax rulings or other clearances from any Governmental Entity been sought or received in respect of the Employee Plans.

	(iv)	Bema does not have any ‘‘registered pension plan’’ as that term is defined in subsection 248(1) of the Tax Act or any Laws (collectively the ‘‘Pension Plans’’).

(v)

No material amendments have been made to any Employee Plan and no material improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by Bema or any of the Bema Subsidiaries prior to the Effective Time.

(vi)

No changes have occurred to the Employee Plans or are expected to occur which would materially affect the actuarial reports or any of the financial statements relevant to Bema or the Bema Subsidiaries.

(vii)

Except as disclosed in the Bema Disclosure Letter, none of the Employee Plans provides post- retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

	(viii)	All data necessary to administer each Employee Plan is in the possession of Bema and is in a form sufficient for the proper administration of each Employee Plan.

(ix)

Bema and/or the Bema Subsidiaries may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by Laws.

(x)

Subject to obtaining any approvals under Laws, Bema and/or the Bema Subsidiaries may merge any Employee Plan with any other arrangement, plan or fund and may transfer without restriction, the assets from any Employee Plan to any other arrangement, plan or fund.

(xi)

All material obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Employee Plans.

(xii)

All contributions or premiums required to be made by Bema or any Bema Subsidiaries under the terms of each Employee Plan, any collective bargaining agreement or by Laws have been made in a timely fashion in accordance with Laws and the terms of the Employee Plans and any applicable collective bargaining agreement, and none of Bema nor any Bema Subsidiaries has, nor will have as of the Effective Date, any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Date) with respect to any of the Employee Plans. All liabilities of Bema or any Bema Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with GAAP in the consolidated financial statements of Bema and will be fully and accurately disclosed in Bema’s consolidated balance sheet as of the Effective Date.

(xiii)

Except as disclosed in the Bema Disclosure Letter, no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other legal proceeding, initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and to the knowledge of Bema, the Bema Subsidiaries and the Bema Significant Interest Companies, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other legal proceeding or to affect the registration of any Employee Plan required to be registered. Further, should any matter arise which could affect the registration of any Employee Plan, Bema shall, in a timely fashion, take all steps required to ensure the registration is not affected.

(xiv)

There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, Laws and all applicable agreements. None of Bema, any Bema Subsidiaries, or any of their agents or employees, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

(xv)

No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(xvi)

Except as disclosed in the Bema Disclosure Letter or as contemplated in this Agreement, the execution of this Agreement and the completion of the Arrangement and the transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any material (A) payment (whether of severance pay or otherwise), (B) acceleration of payment or vesting of benefits, (C) forgiveness of indebtedness, (D) distribution, (E) restriction on funds, or (F) increase in benefits or obligation to fund benefits with respect to any Employee.

(xvii)

There exists no material liability in connection with any former benefit plan relating to the Employees or former Employees of Bema or any Bema Subsidiaries or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in material compliance with the terms of such former benefit plans and Laws.

(s)

Reporting Status. Bema is a reporting issuer or its equivalent in each of the provinces and territories of Canada. Bema is subject to the filing obligations imposed by section 13 of the 1934 Act. The Bema Common Shares are listed on the TSX, the NYSE and on AIM. Certain of the Bema Warrants are listed on the TSX. The Bema Convertible Debentures are listed on the Luxembourg Stock Exchange.

(t)

Reports. Bema has filed (including, as applicable, on SEDAR) or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the ‘‘Bema Documents’’). The Bema Documents, at the time filed or furnished, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Bema. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Bema Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Bema has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(u)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Bema Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Bema and its subsidiaries and Bema’s material joint ventures, taken as a whole, from the amounts disclosed in the Bema Documents filed on SEDAR.

(v)

Compliance with Laws and Exchange Requirements. Bema and, since the date Bema acquired each of the Bema Subsidiaries, the Bema Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE, AIM and the Luxembourg Stock Exchange. To the knowledge of Bema, the Bema Subsidiaries and the Bema Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE, AIM and the Luxembourg Stock Exchange.

(w)

No Cease Trade. Bema is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Bema, no investigation or other proceedings involving Bema which may operate to prevent or restrict trading of any securities of Bema are currently in progress or pending before any applicable stock exchange or Securities Authority.

(x)

No Option on Assets. Except as disclosed in the Bema Disclosure Letter, and except pursuant to the B2Gold Purchase and Sale Agreement and the Russian Properties Agreement, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Bema or the Bema Subsidiaries of any of the material assets of Bema or any of the Bema Subsidiaries.

(y)

Certain Contracts. Except as disclosed in the Bema Disclosure Letter, neither Bema, nor to the knowledge of Bema any of the Bema Subsidiaries is, nor since the date Bema acquired each of the Bema Subsidiaries has any Bema Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Bema or the Bema Subsidiaries are conducted, (ii) limit any material business practice of Bema or any Bema Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Bema or any Bema Subsidiary in any material respect.

(z)	Foreign Private Issuer. As of the date hereof, Bema is a ‘‘foreign private issuer’’ as defined in Rule 405 under the 1933 Act.

(aa)	Investment Company Status. Bema is not an ‘‘investment company’’, as such term is defined under the 1940 Act.

(bb)

Full Disclosure. Bema has made available to Kinross through Bema Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule C required by National Instrument 43-101 and all such information as made available to Kinross was true and correct at the date of filing in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

(cc)

No Broker’s Commission. Bema has not entered into any agreement that would entitle any person (including Endeavour) to any valid claim against Bema for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the financial advisory fees disclosed in the Bema Disclosure Letter.

(dd)

Reorganization. Neither Bema nor any affiliate of Bema has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Kinross or any affiliate of Kinross) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

3.2      Survival of Representations and Warranties

          The representations and warranties of Bema contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Effective Date. Any investigation by Kinross or its advisors shall not mitigate, diminish or affect the representations and warranties of Bema made hereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF KINROSS

4.1      Representations and Warranties

          Kinross hereby represents and warrants to and in favour of Bema as follows and acknowledges that Bema is relying upon such representations and warranties in entering into this Agreement and the Arrangement:

(a)

Organization. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Kinross. Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of Kinross and the Kinross Subsidiaries and the outstanding securities representing Kinross’ interest in each of the Kinross Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of the Kinross Subsidiaries and all of the outstanding securities representing Kinross’ interest in each of the Kinross Significant Interest Companies are owned directly or indirectly by Kinross or a Kinross Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Kinross Group Company or as disclosed by Kinross in the Kinross Disclosure Letter, the outstanding securities of each Kinross Group Company which are owned by Kinross (or by another Kinross Group Company) are owned free and clear of all Encumbrances and neither Kinross nor any of the Kinross Group Companies is liable to any Kinross Group Company or to any creditor in respect thereof. Other than as disclosed by Kinross in the Kinross Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Kinross Group Companies from either Kinross or any of the Kinross Subsidiaries.

(b)

Capitalization. Kinross is authorized to issue an unlimited number of Kinross Common Shares. As at December 15, 2006, there were 362,673,859 Kinross Common Shares outstanding, an aggregate of 3,439,156.16 Kinross Common Shares were set aside for issue under the Kinross Options and an aggregate of 8,333,333 Kinross Common Shares were set aside for issue under the Kinross Warrants. The Kinross Options and the Kinross Warrants are described in Schedule F attached hereto. Except for the Kinross Options and the Kinross Warrants and except as contemplated herein or as disclosed in the Kinross Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Kinross or any of the Kinross Subsidiaries to issue or sell any shares of Kinross or any of the Kinross Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Kinross or any of the Kinross Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Kinross or any of the Kinross Group Companies having the right to vote with the Kinross Shareholders on any matter. There are no outstanding contractual obligations of Kinross or of any of the Kinross Group Companies to repurchase, redeem or otherwise acquire any outstanding Kinross Common Shares or with respect to the voting or disposition of any outstanding Kinross Common Shares.

(c)

Authority. Kinross has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Kinross as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Kinross and the completion by Kinross of the Arrangement and the transactions contemplated by this Agreement have been authorized by the directors of Kinross, and no other corporate proceedings (including shareholders meetings) on the part of Kinross are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Kinross and constitutes, a legal, valid and binding obligation of each of Kinross, enforceable against Kinross in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Kinross of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

	(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

		(A)	the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries, or, to the knowledge of Kinross, any of the Kinross Significant Interest Companies,

(B)

except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subsection 6.1(h) or as disclosed in the Kinross Disclosure Letter or as contemplated in the Joint Venture Agreement, any Laws, or

(C)

except as disclosed in the Kinross Disclosure Letter or as contemplated in the Joint Venture Agreement, any contract, agreement, licence or permit to which Kinross, or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, is bound or is subject to or of which Kinross or any Kinross Group Company is the beneficiary;

(ii)

except as disclosed in the Kinross Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)

except as disclosed in the Kinross Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, or restrict, hinder, impair or limit the ability of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies to conduct the business of Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies as and where it is now being conducted; or

(iv)

except as disclosed in the Kinross Disclosure Letter or the Kinross Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, ‘‘golden parachute’’, bonus or otherwise) becoming due to any employee, director or officer of Kinross or any Kinross Subsidiary or increase any benefits otherwise payable under any employee benefit plan or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Kinross. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Kinross of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order or the Final Order, (ii) filings with and approvals required by the Securities Authorities and stock exchanges, (iii) any consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law and listed in the Kinross Disclosure Letter, (iv) any other consent, waiver, permit, order, authorization, approval or filing referred to in the Kinross Disclosure Letter, and (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Kinross.

(d)	Directors’ Approvals. The directors of Kinross have unanimously authorized the entering into of this Agreement, and the performance by Kinross of its obligations hereunder.

(e)

Kinross Subsidiaries. The only Subsidiaries of Kinross are the Kinross Subsidiaries and the only other corporations in which Kinross owns a direct or indirect interest of greater than 10% are the Kinross Significant Interest Companies.

(f)

No Defaults. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any of the Kinross Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Kinross in the case of the Kinross Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Kinross.

(g)	Absence of Changes. Since September 30, 2006, except as publicly disclosed in the Kinross Documents filed on SEDAR prior to the date hereof, or disclosed in the Kinross Disclosure Letter:

(i)

Kinross and each of the Kinross Subsidiaries and, to the knowledge of Kinross, each of the Kinross Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

	(ii)	neither Kinross nor any of the Kinross Group Companies has incurred or suffered a Material Adverse Change;

(iii)

there has not been any acquisition or sale by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their employees or to any of their respective directors or officers, or any grant to any such employee, director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such employees, directors or officers;

	(v)	Kinross has not declared or paid any dividends or made any other distribution on any of the Kinross Common Shares;

	(vi)	Kinross has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Kinross Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their respective directors or officers or to any director or officer of any of the Kinross Significant Interest Companies who is a nominee of Kinross, or any grant to any such director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	Kinross has not effected any material change in its accounting methods, principles or practices; and

(ix)

other than as contemplated in connection with the transactions contemplated herein, Kinross has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)	Financial Matters.

(i)

The audited consolidated financial statements of Kinross as at and for the fiscal years ended December 31, 2005 and December 31, 2004 (including the notes thereto and related management’s discussion and analysis) and Kinross’ unaudited financial statements as at and for the nine months ended September 30, 2006 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Kinross at the respective dates indicated and the results of operations of Kinross for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Kinross on a consolidated basis in accordance with Canadian GAAP. Neither Kinross nor any of the Kinross Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Kinross for the nine months ended September 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since September 30, 2006.

(ii)

The management of Kinross has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

(iii)

Neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any director, officer, employee, auditor, accountant or representative of Kinross or any of the Kinross Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kinross or any of the Kinross Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Kinross or any of the Kinross Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Kinross.

(i)

No Prohibited Payments. Neither Kinross, a Kinross Subsidiary nor, to the knowledge of Kinross, any Kinross Significant Interest Company or officer, director, employee, shareholder, agent or other person acting on behalf of Kinross or any Kinross Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or ‘‘slush funds’’.

(j)

Books and Records. The corporate records and minute books of Kinross and, since the date each Kinross Subsidiary was acquired or incorporated by Kinross, the corporate records and minute books of the Kinross

Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Kinross and the Kinross Subsidiaries provided to Bema for review are true and complete in all material respects and, except as disclosed in the Kinross Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Kinross and the Kinross Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Kinross and the Kinross Group Companies, and (iii) in the case of Kinross and the Kinross Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Kinross.

(k)

Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. To the knowledge of Kinross, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Kinross Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, before any Governmental Entity. Neither Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Kinross or any Kinross Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the transactions contemplated by this Agreement.

(l)

Title to Properties and Condition of Assets. Except as set forth in the Kinross Disclosure Letter, each of Kinross or a Kinross Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or licence or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule D hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Kinross. All real and tangible personal property of Kinross and each Kinross Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Kinross. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Kinross.

(m)

Insurance. Kinross and the Kinross Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

(n)

Environmental. Except as to the matters described in the Kinross Disclosure Letter, since the date Kinross acquired each of the Kinross Group Companies there has been no Environmental Condition, and in respect of each such Kinross Group Company, to the knowledge of Kinross, there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Kinross. Except as to the matters described in the Kinross Disclosure Letter, Kinross has received no notice, directive, advisory from any Governmental Entity of any Environmental Condition that would have a Material Adverse Effect on Kinross.

Each of the Kinross Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Kinross Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Kinross Group Company.

Except as to matters described in the Kinross Disclosure Letter, each of the Kinross Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Kinross Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Kinross.

(o)

Tax Matters. Except as disclosed in the Kinross Disclosure Letter, Kinross and the Kinross Subsidiaries have filed or caused to be filed and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Kinross has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Kinross or the Kinross Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

Except as disclosed in the Kinross Disclosure Letter, there are no reassessments of Taxes in respect of Kinross or the Kinross Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Kinross or any Kinross Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Kinross or any Kinross Subsidiary has been audited. Except as disclosed in the Kinross Disclosure Letter, no Governmental Entity has challenged, disputed or questioned Kinross or any Kinross Subsidiary in respect of Taxes or Tax Returns. Except as disclosed in the Kinross Disclosure Letter, none of Kinross or any Kinross Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as disclosed in the Kinross Disclosure Letter, Kinross is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Kinross or any Kinross Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Kinross or any Kinross Subsidiary is proposed in respect of any Taxes, regardless of its merits. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1992 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

Kinross and each Kinross Subsidiary has withheld from each payment made to any of its present or former employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Kinross and each Kinross Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Kinross and each Kinross Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

Kinross and each Kinross Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Effective Date.

There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Kinross or any Kinross Subsidiary.

Neither Kinross nor any Kinross Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

In respect of the Kinross Subsidiaries, no transaction has been entered into without a valid business purpose.

(p)

Reporting Status. Kinross is a reporting issuer or its equivalent in each of the provinces of Canada. Kinross is subject to the filing obligations imposed by section 13 of the 1934 Act. The Kinross Common Shares are listed on the TSX and the NYSE.

(q)

Reports. Kinross has filed or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the ‘‘Kinross Documents’’). The Kinross Documents, at the time filed or furnished, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Kinross. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Kinross Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Kinross has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Kinross Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Kinross and its subsidiaries and Kinross’ material joint ventures, taken as a whole, from the amounts disclosed in the Kinross Documents filed on SEDAR.

(s)

Compliance with Laws and Exchange Requirements. Kinross and, since the date Kinross acquired each of the Kinross Subsidiaries, the Kinross Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE. To the knowledge of Kinross, the Kinross Subsidiaries and the Kinross Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non- compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(t)

No Cease Trade. Kinross is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Kinross, no investigation or other proceedings involving Kinross which may operate to prevent or restrict trading of any securities of Kinross are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)

No Option on Assets. Except as disclosed in the Kinross Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Kinross or the Kinross Subsidiaries of any of the material assets of Kinross or any of the Kinross Subsidiaries.

(v)

Certain Contracts. Except as disclosed in the Kinross Disclosure Letter, neither Kinross, nor to the knowledge of Kinross any of the Kinross Subsidiaries is, nor since the date Kinross acquired each of the Kinross Subsidiaries has any Kinross Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Kinross or the Kinross Subsidiaries are conducted, (ii) limit any material business practice of Kinross or any Kinross Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Kinross or any Kinross Subsidiary in any material respect.

(w)	Foreign Private Issuer. As of the date hereof, Kinross is a ‘‘foreign private issuer’’ as defined in Rule 405 under the 1933 Act.

(x)	Investment Company Status. Kinross is not an ‘‘investment company’’, as such term is defined under the 1940 Act.

(y)	Shares. The Kinross Common Shares to be issued pursuant to the transactions contemplated herein will, upon issue, be issued as fully-paid and non-assessable shares.

(z)

Certain Securities Law Matters. The Kinross Common Shares to be issued in connection with the transactions contemplated herein, including the Kinross Common Shares to be issued upon the exercise of the Bema Options, the Bema Warrants and the Bema Convertible Debentures will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of ‘‘control distributions’’, will be freely tradable within Canada by the holders thereof. The Kinross Common Shares to be issued in connection with the Arrangement to Bema Shareholders will not bear any 1933 Act restrictive legend.

(aa)

Full Disclosure. Kinross has made available to Bema through Kinross Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule D required by National Instrument 43-101 and all such information as made available to Bema was true and correct at the date of filing in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

(bb)

No Broker’s Commission. Kinross has not entered into any agreement that would entitle any person to any valid claim against Kinross for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for the financial advisory fees disclosed in the Kinross Disclosure Letter.

(cc)	Investment Canada. Kinross is not a ‘‘non-Canadian’’ within the meaning of the Investment Canada Act (Canada).

(dd)

Reorganization. Neither Kinross nor any affiliate of Kinross has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Bema or any affiliate of Bema) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

4.2      Survival of Representations and Warranties

          The representations and warranties of Kinross contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Effective Date. Any investigation by Bema or its advisors shall not mitigate, diminish or affect the representations and warranties of Kinross made hereunder.

ARTICLE V

COVENANTS

5.1      Covenants of Bema

          Bema hereby covenants and agrees with Kinross as follows:

(a)

Interim Order. As soon as practicable, Bema shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.2 hereof on terms and conditions acceptable to Bema and Kinross, acting reasonably.

(b)	Bema Meeting. In a timely and expeditious manner, Bema shall:

	(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Bema;

(ii)

prepare in consultation with Kinross, and file the Bema Proxy Circular, together with any other documents required by applicable Laws and the rules and policies of any applicable stock exchange in connection with the approval of the Arrangement and the transactions contemplated herein, in all jurisdictions where the Bema Proxy Circular is required to be filed and mail the Bema Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Bema Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the Bema Proxy Circular does not contain any misrepresentation (other than with respect to any information relating to and provided by Kinross). Bema shall provide Kinross with a reasonable opportunity to review and comment on the Bema Proxy Circular and all such other documents and give reasonable consideration to such comments. Without limiting the generality of the foregoing, Bema shall ensure that the Bema Proxy Circular complies with National Instrument 51-102 ‘‘Continuous Disclosure Requirements’’ and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Bema Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Bema Meeting;

(iii)

use its commercially reasonable efforts to convene the Bema Meeting as provided in the Interim Order on January 30, 2007 or such later date as may be mutually agreed upon with Kinross, but in any event hold the Bema Meeting no later than March 23, 2007;

(iv)

with the assistance of Kinross, diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Bema Meeting;

	(v)	provide notice to Kinross of the Bema Meeting and allow representatives of Kinross to attend the Bema Meeting;

	(vi)	conduct the Bema Meeting in accordance with the Interim Order, the CBCA, the by-laws of Bema and as otherwise required by applicable Laws; and

	(vii)	take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)

Adjournment. Bema shall not adjourn, postpone or cancel the Bema Meeting (or propose to do so), except (i) if a quorum is not present at the Bema Meeting, (ii) if required by applicable Laws, (iii) if required by the Bema Shareholders, (iv) if otherwise agreed with Kinross in writing, or (v) as contemplated by Sections 6.5 and 7.2 hereof.

(d)

Dissent Rights. Bema shall provide Kinross with a copy of any purported exercise of the Dissent Rights and written communications with such Bema Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Kinross.

(e)	Amendments to Bema Proxy Circular. In a timely and expeditious manner, Bema shall prepare (in consultation with Kinross) and file amendments or supplements to the Bema Proxy Circular (which amendments or supplements shall be in a form satisfactory to Kinross, acting reasonably) required by applicable Laws or as otherwise agreed between Bema and Kinross with respect to the Bema Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)

Final Order. Subject to the approval of the Arrangement at the Bema Meeting in accordance with the provisions of the Interim Order and the receipt of all other necessary approvals of Governmental Entities and third parties, Bema shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the Parties hereto, acting reasonably.

(g)

Filing Final Order. Bema shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Bema and Kinross set forth herein, at a time and on a date to be agreed by Kinross and Bema which date shall occur not later than five Business Days after the later of: (i) receiving the Final Order, (ii) receiving the approval of the Federal Anti-Monopoly Service of the Russian Federation in connection with the Arrangement, and (iii) the satisfaction or waiver of the condition in subsection 6.2(h) hereof, or such other date as may be agreed to by the Parties, file the Final Order and any other required documents with the Director, as provided in Section 2.3 hereof, in order for the Arrangement to become effective.

(h)

Solicitation of Proxies. Subject to the terms of this Agreement, Bema shall (i) take all lawful action to solicit proxies in favour of the Arrangement and the transactions contemplated herein, including the appointment of a proxy solicitation agent; (ii) recommend to all Bema Shareholders that they vote in favour of the Arrangement and the transactions contemplated herein; (iii) publicly reconfirm such recommendation upon the reasonable request of Kinross; and (iv) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Kinross such recommendation except as explicitly permitted in subsection 7.2(a) hereof.

(i)

Proceedings. In a timely and expeditious manner, Bema and the Bema Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein or as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Bema and the Bema Subsidiaries, as applicable.

(j)

Copy of Documents. Except for proxies and other non-substantive communications, Bema shall furnish promptly to Kinross a copy of each notice, report, schedule or other document or communication delivered, filed or received by Bema in connection with this Agreement, the transactions contemplated herein or the Bema Meeting or any other meeting at which all Bema Shareholders are entitled to attend (including all communications by Bema’s proxy solicitation agent), any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)

Usual Business. Other than in connection with completing the transactions contemplated herein or as contemplated in the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement or as disclosed in the Bema Disclosure Letter, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices.

(l)

Certain Actions Prohibited. Other than as disclosed in the Bema Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein or in the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, Bema shall not (and shall ensure that the Bema Subsidiaries do not), without the prior written consent of Kinross which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, contribute capital, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, contribute capital, dispose of, or encumber or create any Encumbrance on, or permit a Bema Subsidiary to issue, sell, pledge, lease, contribute capital, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, contribute capital, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Bema or any of the Bema Subsidiaries or any of the shares representing Bema’s interest in the Bema Significant Interest Companies, other than the issue of Bema Common Shares pursuant to the exercise of the Bema Options or the Bema Warrants, or upon conversion of the Bema Convertible Debentures, issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than in the ordinary and regular course of business consistent with past practice, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to Bema, or pursuant to obligations or rights disclosed in the Bema Disclosure Letter (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Bema Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries or any of the terms of the Bema Options, the Bema Warrants or the Bema Convertible Debentures, in each case as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of Bema or any of the Bema Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Bema;

(v)

redeem, purchase or offer to purchase or permit any of the Bema Subsidiaries to redeem, purchase or offer to purchase, any Bema Common Shares and, other than pursuant to the Bema Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Bema or any of the Bema Subsidiaries with any other person other than another Bema Subsidiary;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)

(A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in an amount in excess of $5,000,000 or which constitute a claim between Bema and a Bema Subsidiary or between Bema Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $5,000,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness in excess of $20,000,000 in the aggregate, or permit any of the Bema Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness;

(x)

except as required by Canadian GAAP, any other generally accepted accounting principle to which any Bema Group Company may be subject or any applicable Laws, make any changes to the existing accounting practices of Bema or make any material tax election inconsistent with past practice; or

(xi)	agree or commit to do any of the foregoing.

(m)

Employment Arrangements. Without the prior written consent of Kinross, Bema shall not, and shall cause the Bema Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment agreements, termination, compensation or other arrangements or policies or pursuant to any Employee Plans or as required by applicable Laws, enter into or modify any employment, compensation, severance, collective bargaining or similar agreement, pension, retirement or employee benefits plan, agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, phantom stock option, pension or supplemental pension benefit, profit sharing, tax equalization payment, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any Employee, officer or director of Bema or any of the Bema Subsidiaries or any officer or director of any of the Bema Significant Interest Companies who is a nominee of Bema.

(n)

Insurance. Bema shall use its reasonable commercial efforts, and shall cause the Bema Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)	Certain Actions. Bema shall:

(i)

not take any action, shall cause the Bema Subsidiaries to not take any action, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Bema in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

(ii)

promptly notify Kinross of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Bema, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Bema of any covenant or agreement contained in this Agreement, (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Bema contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) any misrepresentation in the Bema Proxy Circular or any circumstance pursuant to which Bema would have to amend or supplement the Bema Proxy Circular.

(p)

No Compromise. Bema shall not, and shall cause the Bema Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Bema in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Kinross, such consent not to be unreasonably withheld or delayed.

(q)

Contractual Obligations. Except in the ordinary and regular course of business and consistent with past practice, and other than as required by applicable Laws, Bema shall not, and shall cause the Bema Subsidiaries not to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Bema or any of the Bema Group Companies is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or the transactions contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement. Without limiting the generality of the foregoing, Bema shall not, and shall cause the Bema Subsidiaries not to, exercise its right of first refusal or refrain from doing so, or enter into any agreement or provide any consent or waiver in connection with any transaction or proposed transaction involving the purchase and sale of shares of Chukotka Mining and Geological Company (‘‘CMGC’’) without the prior written consent of Kinross and Bema shall notify Kinross promptly (and in any event within 24 hours) of any such proposed transaction, first orally and then in writing. In the event that Bema or any Bema Subsidiary has a right or opportunity to acquire shares of CMGC, Bema shall notify Kinross promptly (and in any event within 24 hours) of any such event, first orally and then in writing, and, if requested by Kinross, use all commercially reasonable efforts to obtain financing and acquire such shares. Notwithstanding any of the foregoing, Bema shall be entitled to refrain or cause any Bema Subsidiary to refrain from exercising the right of first refusal or enter into any agreement or provide any consent or waiver in connection with any transaction involving the purchase and sale of shares of CMGC (and shall not be required to obtain any financing and acquire such shares) in respect of the party and the transaction described in the notice of sale disclosed in the Bema Disclosure Letter.

(r)

Satisfaction of Conditions. Subject to Section 7.2 hereof, Bema shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

	(i)	obtain the Bema Required Vote;

(ii)

obtain the regulatory approvals set out in the Bema Disclosure Letter and all other consents, approvals and authorizations as are required to be obtained by Bema or any of the Bema Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the transactions contemplated herein or have a Material Adverse Effect on Bema;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Bema or any of the Bema Group Companies in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

	(v)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Bema; and

(vi)

cooperate with Kinross in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Bema to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

(s)

Refrain from Certain Actions. Subject to Section 7.2 hereof, Bema shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement and the transactions contemplated hereby or which could have a Material Adverse Effect on Bema, provided that where Bema is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Kinross in writing of such circumstances.

(t)

Keep Fully Informed. Bema shall, in all material respects, conduct itself so as to keep Kinross fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(u)

Cooperation. Bema shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(v)

Representations. Bema shall use its commercially reasonable efforts to conduct its affairs and to cause the Bema Subsidiaries to conduct their affairs so that all of the representations and warranties of Bema contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(w)

Information. Bema shall continue to make available and cause to be made available to Kinross and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Kinross to effect a thorough examination of Bema and the Bema Group Companies and the business, properties and financial status thereof and shall cooperate with Kinross in securing access for Kinross to any documents, agreements, corporate records or minute books not in the possession or under the control of Bema. Subject to applicable Laws, upon reasonable notice, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Kinross reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Bema and the Bema Group Companies, and, during such period, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, furnish promptly to Kinross all information concerning the business, properties and personnel of Bema and the Bema Group Companies as Kinross may reasonably request provided however that the disclosure of personal information is done in compliance with applicable Laws relating to privacy and does not include disclosure of personnel files or medical information.

(x)

Material for Inclusion in U.S. Securities Filings. In the event that Kinross files a registration statement with the SEC pursuant to Section 5.2(s) hereof, then Bema shall use its commercially reasonable efforts to take all necessary action to permit Kinross to file such registration statement, including providing audited annual financial statements and unaudited interim financial statements, company and shareholder information and any other required material, in each case as Kinross may reasonably request, in order to comply with applicable Laws and the rules of the SEC. Bema shall use its commercially reasonable efforts to cause its independent auditor to deliver to Kinross for inclusion in the registration statement an audit opinion covering any audited financial statements of Bema that are required to be included in the registration statement by Regulation S-X or other applicable Laws or rules of the SEC. Bema shall further use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information for inclusion in the registration statement to furnish to Kinross a consent permitting such inclusion and the identification in the registration statement of such advisor. For the purposes of this paragraph, ‘‘expert information’’ is such material as is described in Section 11(a)(4) of the 1933 Act.

(y)

Bema Warrants and Bema Convertible Debentures. Bema shall take all corporate action necessary and within its control, if any, and provide any required notice to holders of the Bema Warrants and the Bema Convertible Debentures to ensure that on the Effective Date all of the outstanding Bema Warrants and Bema Convertible Debentures provide upon exercise or conversion thereof only for the issuance of the Share Consideration.

(z)

Closing Documents. Bema shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement and the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be reasonably requested by Kinross.

(aa)

Resignations. Subject to confirmation that insurance coverage is maintained as contemplated by subsection 5.2(m), Bema shall obtain and deliver to Kinross at the Effective Time evidence reasonably satisfactory to Kinross of the resignation, effective as of the Effective Time, of those directors and officers of Bema and the Bema Subsidiaries designated by Kinross to Bema prior to the Effective Time.

(bb)

Pre-Acquisition Reorganizations. Bema agrees that, upon request by Kinross, Bema shall, and shall cause each of the Bema Subsidiaries to, at the expense of Kinross, use its commercially reasonable efforts to (i) transfer all of the shares of EAGC Ventures Corp. to Bema Vendorco and effect such other reorganizations of its business, operations and assets and the integration of other affiliated businesses prior to the Effective Date as Purchaser may request, acting reasonably (each a ‘‘Pre-Acquisition Reorganization’’) provided that the Pre-Acquisition Reorganization is not prejudicial to Bema, any of the Bema Subsidiaries or the Bema Shareholders as a whole (provided further that for purposes of this provision the fact that such Pre-Acquisition Reorganization might adversely affect the ability of the Arrangement to qualify as a reorganization under Section 368(a) of the U.S. Tax Code shall not be considered to be prejudicial to the Bema Shareholders) and (ii) cooperate with Kinross and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Notwithstanding the foregoing, Bema shall have no obligation to, or to cause any Bema Subsidiary to, effect or cooperate in the determination of any Pre-Acquisition Reorganization not specified in this Agreement or the agreements referred to herein that Bema reasonably believes may prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code. Kinross acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the transactions contemplated herein (including by giving rise to litigation by third parties), (B) be considered in determining whether a representation or warranty of Bema hereunder has been breached, it being acknowledged by Kinross that these actions could require the consent of third parties under applicable contracts or (C) prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code (for clarification, any Pre-Acquisition

Reorganization contemplated by this Agreement shall not prevent the Arrangement from so qualifying). Kinross shall provide written notice to Bema of any proposed Pre-Acquisition Reorganization at least 20 days prior to the Effective Time. Upon receipt of such notice, Kinross and Bema shall, at the expense of Kinross, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre- Acquisition Reorganizations, including an amendment to this Agreement or the Plan of Arrangement. The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date (but after Kinross shall have waived or confirmed that all conditions to Closing have been satisfied).

Without limiting the generality of the foregoing, and subject to the proviso that no Pre-Acquisition Reorganization or transaction described in clause (x) or (y) of this paragraph, in either case not specified in this Agreement or the agreements referred to herein, shall prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code, Bema understands that (x) Kinross may enter into transactions (the ‘‘bump transactions’’) designed to step up the tax basis in certain capital property of Bema for purposes of the Tax Act and agrees to co-operate to a reasonable extent with Kinross in order to facilitate the bump transactions or other reorganizations or transactions which Kinross determines would be advisable to enhance the tax efficiency of the combined corporate group and any anticipated dispositions and to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Kinross; and (y) the transactions pursuant to the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement could affect Kinross tax planning and Bema agrees that it will co-operate to cause B2Gold not to have, following the Effective Time, any rights against Bema or against any assets of Kinross which consist of shares of Bema or any assets held by Bema directly or indirectly, provided, however, that B2Gold may have rights against a subsidiary of Bema pursuant to the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement.

If the transactions contemplated herein are not consummated (other than as a result of a breach of this Agreement by Bema), Kinross will indemnify Bema and the Bema Subsidiaries for any and all losses, costs, Taxes and expenses (including reasonable legal fees and disbursements) incurred in respect of any proposed or actual Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

(cc)

Stock Exchange Listing and De-listing. Bema shall cooperate with Kinross and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE, TSX and AIM to enable the delisting by Bema of the Bema Common Shares from the NYSE, TSX and AIM and the deregistration of the Bema Common Shares under the 1934 Act as promptly as practicable after the Effective Date.

(dd)

Affiliates. Prior to the date of the Bema Meeting, Bema shall provide to Kinross such information and documents as Kinross shall reasonably request for the purposes of preparing a list of names and addresses of those ‘‘persons’’ (as such term is defined in Rule 144 under the 1933 Act) who are, in the reasonable opinion of Kinross, as of the time of the Bema Meeting, ‘‘affiliates’’ of Bema within the meaning of Rule 145 under the 1933 Act. Kinross shall provide this list to Bema in advance of the Bema Meeting. There shall be added to such list the names and addresses of any other person subsequently identified by either Kinross or Bema as a person who may reasonably be deemed to be such an affiliate of Bema; provided, however, that no such person identified by Kinross shall be on the final list of affiliates of Bema if Kinross shall receive from Bema, on or before the date of the Bema Meeting, an opinion of counsel reasonably satisfactory to Kinross to the effect that such person is not such an affiliate. Bema shall exercise its reasonable efforts to deliver or cause to be delivered to Kinross, prior to the date of the Bema Meeting, from each affiliate of Bema identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Effective Date in the form attached as Schedule I.

(ee)

B2Gold Transfer. Subject to the terms and conditions of the B2Gold Purchase and Sale Agreement, Bema shall take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable to complete the transfer of assets by White Ice Ventures Limited and Bema Vendorco to B2Gold in accordance with the terms of the B2Gold Purchase and Sale Agreement (including by way of enforcement of all of Bema’s rights, if any, and those of the Bema Subsidiaries under such agreement) prior to the Effective Date (but after Kinross shall have waived or confirmed that all conditions to closing have been satisfied), and neither Bema nor Bema Vendorco shall amend the terms of the B2Gold Purchase and Sale Agreement unless such amendment is consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and where, pursuant to the B2Gold Purchase and Sale Agreement, any document, delivery or other matter is to be satisfactory to Bema or Bema Vendorco in their discretion, prior to determining such document, delivery or other matter is satisfactory, Bema or Bema Vendorco, as the case may be, shall obtain the consent of Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments..

(ff)	Completion Date. Bema shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

(gg)

Kupol Deposit. Bema shall use its commercially reasonable efforts to (i) take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Russian law to obtain a reclassification of the land relating to the Kupol deposit with cadastral numbers 87.04.01.00.01.006 through 87.04.01.00.0012, with a size of 358.96 hectares, located in the Bilibino municipal district of the Chukotka Autonomous District (the ‘‘Kupol Land’’), into industrial land; and (ii) cause CMGC to enter into a valid long-term lease agreement in a form satisfactory to Kinross, acting reasonably, covering the use of the Kupol deposit following reclassification of the Kupol Land into industrial land.

(hh)

Confirmation of Title. Bema shall use its commercially reasonable efforts to provide to Kinross copies of recent extracts (dated no earlier than the tenth day prior to the Effective Date): (A) from the unified state register of legal entities in respect of each Bema Subsidiary organized in the Russian Federation; and (B) from the register of the shareholders of each of CMGC and Omsukchansk Mining and Geological Company showing that Bema or its Subsidiaries are registered shareholders of such companies in the percentages set forth in Schedule C hereto (under the subtitle ‘‘Asia’’).

(ii)	Employees. Bema shall use its commercially reasonable efforts to ensure that the persons listed in the Kinross Disclosure Letter remain employees of Bema prior to and after the Effective Time.

(jj)

Consulting. Bema shall use its commercially reasonable efforts to cause the persons listed in the Kinross Disclosure Letter to provide consulting services to Kinross prior to and after the Effective Time on the basis requested by Kinross.

(kk)

U.S. Tax Matters. Neither Bema nor any affiliate of Bema shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Kinross or any affiliate of Kinross) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.2      Covenants of Kinross

          Kinross hereby covenants and agrees with Bema as follows:

(a)

Information for Bema Proxy Circular. Kinross shall promptly furnish to Bema all information concerning Kinross as may be required or reasonably requested by Bema for the preparation of the Bema Proxy Circular (and any amendments or supplements thereto) and hereby covenants that no information furnished by Kinross in connection therewith or otherwise in connection with the consummation of the Arrangement and the transactions contemplated herein will contain any misrepresentation. Notwithstanding the generality of the foregoing, Kinross shall execute such certificates and provide such information to counsel reasonably necessary such that counsel can provide the tax opinions and tax disclosure in the Bema Proxy Circular customary for an arrangement.

(b)

Bema Proxy Circular. In a timely and expeditious manner, Kinross shall provide Bema with information as reasonably requested by Bema in order to prepare the Bema Proxy Circular and any amendments or supplements to the Bema Proxy Circular (which Bema Proxy Circular, and any amendments or supplements thereto shall be in a form satisfactory to Kinross, acting reasonably) with respect to the Bema Meeting in accordance with the Interim Order of the Court.

(c)

Consents for Inclusion in Bema Proxy Circular. Kinross shall use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information, including pro forma financial statements, for inclusion in the Bema Proxy Circular to furnish to Bema with a consent permitting such inclusion and the identification in the Bema Proxy Circular of such advisor.

(d)

Proceedings. In a timely and expeditious manner, Kinross and the Kinross Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein or as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Kinross and Kinross Subsidiaries, as applicable (including depositing or causing to be deposited with the Depositary the Kinross Common Shares and aggregate cash purchase price deliverable by Kinross under the Plan of Arrangement and delivering the Kinross Replacement Options to holders of Bema Options, all in accordance with the Plan of Arrangement).

(e)

Copy of Documents. Kinross shall furnish promptly to Bema a copy of each notice, report, schedule or other document or communication delivered, filed or received by Kinross in connection with the transactions contemplated herein, any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(f)

Certain Actions Prohibited. Other than as disclosed in the Kinross Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein, and, except where doing so would not have a Material Adverse Effect on Kinross, Kinross shall not, without the prior written consent of Bema which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Kinross Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Kinross or any of the Kinross Subsidiaries or any of the shares representing Kinross’ interest in the Kinross Significant Interest Companies, other than the issue of Kinross Common Shares pursuant to the exercise of the Kinross Options or the Kinross Warrants issued and outstanding on the date hereof, in accordance with their terms as of the date hereof;

(ii)

amend or propose to amend the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries or any of the terms of the Kinross Options or the Kinross Warrants as they exist at the date of this Agreement;

(iii)

split, combine or reclassify any of the shares of Kinross or any of the Kinross Subsidiaries or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Kinross;

(iv)

redeem, purchase or offer to purchase, or permit any of the Kinross Subsidiaries to redeem, purchase or offer to purchase, any Kinross Common Shares and, other than pursuant to the Kinross Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments to purchase Kinross Common Shares; or

(v) agree or commit to do any of the foregoing.

(g)	Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall:

(i)

not take any action, shall cause the Kinross Subsidiaries to not take any action, and shall use its reasonable commercial efforts to cause the Kinross Significant Interest Companies to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Kinross in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

(ii)

promptly notify Bema of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Kinross, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Kinross of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Kinross contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(h)

Satisfaction of Conditions. Kinross shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)

obtain the regulatory approvals set out in the Kinross Disclosure Letter and all other consents, approvals and authorizations as are required to be obtained by Kinross or any of the Kinross Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the transactions contemplated hereby or have a Material Adverse Effect on Kinross;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Kinross or any of the Kinross Group Companies in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

	(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by it;

(v)

cooperate with Bema in connection with the performance by Bema of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Kinross to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur; and

(vi)

reserve a sufficient number of Kinross Shares for issuance upon the completion of the Arrangement and cause the Kinross Shares to be listed and posted for trading on the TSX and the NYSE by the Effective Date.

(i)

Refrain from Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement and the transactions contemplated hereby or which could have a Material Adverse Effect on Kinross, provided that where Kinross is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Bema in writing of such circumstances.

(j)

Cooperation. Kinross shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k)

Representations. Kinross shall use its commercially reasonable efforts to conduct its affairs and to cause the Kinross Subsidiaries to conduct their affairs so that all of the representations and warranties of Kinross contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(l)

Closing Documents. Kinross shall execute and deliver, or cause to be executed and delivered at the closing of the Arrangement and the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be reasonably requested by Bema.

(m)

Employment, Indemnification and Insurance. Kinross hereby covenants and agrees that following the Effective Time it will honour all Bema employment arrangements in effect on the date of this Agreement, provided that Kinross has been given full written disclosure regarding the terms of such arrangements prior to the date hereof. Kinross further covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Bema and the other Bema Subsidiaries described in the Bema Disclosure Letter shall be honoured by Kinross but only to the extent so described and Kinross will, or will cause Bema and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Bema and its subsidiaries which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Bema may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time.

(n)	Bema Options.

(i)

Kinross acknowledges and agrees that the vesting period in respect of all Bema Options shall be accelerated so that the Bema Options vest at the time the Bema Shareholders provide the Bema Required Vote, and as part of the Plan of Arrangement and immediately following the acquisition of the shares of Bema by Kinross, Kinross shall issue options (the ‘‘Kinross Replacement Options’’) in exchange for the Bema Options under the Arrangement, which replacement options shall have terms and conditions substantially similar to the original Bema Options (subject to the adjustments provided for under the Plan of Arrangement) and amended to provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his/her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date on which the employee ceases to be an employee or the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act.

(ii)

Prior to the Effective Time, Kinross shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery upon the exercise of the Kinross Replacement Options that will be issued in accordance with this section.

(iii)

Prior to the Effective Time, Kinross shall prepare and file with the Securities Authorities, and the stock exchanges on which Kinross Common Shares are listed, all necessary reports, registration statements, applications or other documents and pay all fees required in order to permit the issuance of Kinross Common Shares upon the exercise of Kinross Replacement Options and the free, unrestricted transferability of such shares after such issuance, subject to restrictions placed upon ‘‘affiliates’’ as defined in Rule 144 under the 1933 Act, or ‘‘underwriters’’ or ‘‘dealers’’ as defined in the 1933 Act, and to obtain the conditional listing approval of the TSX and the NYSE in respect of such Kinross Common Shares.

(o)	Bema Warrants and Bema Convertible Debentures.

(i)

Kinross covenants and agrees that on the Effective Date, it will, and will cause Amalco to execute supplemental indentures by which Amalco will, at the Effective Time, confirm that it will be bound by obligations of Bema to perform and observe each covenant and condition contained in each of the Bema Warrant and Bema Convertible Debenture indentures in accordance with its terms (and which supplemental indentures will confirm the fact that the Bema Warrants and Bema Convertible Debentures, as applicable, shall become exercisable for the Share Consideration post transaction and prior to the Effective Time, Kinross shall take or cause to be taken all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery by Amalco upon exercise of the Bema Warrants or conversion of Bema Convertible Debentures, as applicable, referred to therein (subject to the adjustments required after giving effect to the Arrangement). Further, Kinross also agrees that such supplemental indentures will confirm that, to the extent Amalco withholds any amount on account of Canadian non-resident withholding tax from an interest payment made on the Bema Convertible Notes to a non-resident of Canada, Amalco will pay an additional amount to the non-resident holder so that, after such withholding, the non-resident holder will receive a net sum equal to the lesser of the amount it would have received had no such withholding been made, and the amount it would have received had the applicable rate of such withholding been 10%. Kinross shall be a party to such supplemental indentures only to confirm that it will make its shares available to Amalco so that Amalco’s obligations under the indentures to deliver Kinross Shares can be satisfied.

(ii)

Prior to the Effective Time, Kinross shall prepare and file with the stock exchanges on which Kinross Common Shares are listed, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX and the NYSE in respect of the Kinross Common Shares to be delivered upon exercise of the Bema Warrants and conversion of the Bema Convertible Debentures.

(p)	Completion Date. Kinross shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

(q)

Tax Elections. Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under Subsection 85(1) or 85(2) of the Tax Act, Kinross will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Qu´ebec election if applicable), together with the relevant tax election forms (including the Qu´ebec tax election forms, if applicable), to the Eligible Holder. Kinross agrees to execute joint elections with validly electing Eligible Holders under Subsections 85(1) and 85(2) of the Tax Act (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement.

(r)

No Action to Impair Tax Treatment. Kinross shall not take any action which could reasonably be expected to prevent the exchange of Bema Common Shares for Kinross Common Shares under the Arrangement by the validly electing Eligible Holders of Bema Common Shares who make and file a valid election under Subsection 85(1) or 85(2) of the Tax Act (or corresponding provisions of provincial law) as described and on the terms set out in the Plan of Arrangement from being treated as a tax deferred exchange for the purposes of the Tax Act (or other relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment.

(s)

Section 3(a)(10) Exemption. In the event that, due to an amendment to the 1933 Act, a change in the SEC’s interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Kinross Common Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then (unless Kinross shall reasonably determine that another registration exemption is available and Bema, acting reasonably based on the advice of U.S. counsel, agrees that such other registration exemption is available) Kinross shall take all necessary action to file a registration statement on Form F-4 (or on such other form that may be available to Kinross) in order to register the issuance of the Kinross Common Shares in accordance with the Arrangement, and shall use its reasonable commercial efforts to cause such registration statement to become effective at or prior to the Effective Time.

(t)	Joint Venture Agreement. Kinross shall use its commercially reasonable efforts to cause a Subsidiary of Kinross to enter into the Joint Venture Agreement.

(u)

Tax Representation Letter. Kinross shall use its commercially reasonable efforts to provide Dorsey & Whitney LLP, special U.S. tax counsel to Bema, such customary representation letters, certificates and other documents that such firm shall reasonably request in connection with preparing a discussion of U.S. federal income tax consequences to U.S. shareholders of Bema to be included in the Bema Proxy Circular and delivering a U.S. tax opinion to Bema.

(v)

U.S. Tax Matters. Neither Kinross nor any affiliate of Kinross shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Bema or any affiliate of Bema) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

ARTICLE VI

CONDITIONS

6.1      Mutual Conditions

          The obligations of Kinross and Bema to complete the transactions contemplated hereby are subject to fulfilment of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

(a)

the Interim Order shall have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Bema Required Vote shall have been obtained at the Bema Meeting;

(c)

the Final Order shall have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance satisfactory to the Parties hereto, acting reasonably;

(e)	the Effective Time shall be on or before the Completion Deadline;

(f)

there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement and the transactions contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated herein which has a Material Adverse Effect on Bema or Kinross;

(g)

the TSX shall have conditionally approved and the NYSE shall have approved subject to official notice of issuance, respectively, the listing thereon of the Kinross Common Shares to be issued pursuant to the Arrangement (including the Kinross Common Shares that, as a result of the Arrangement and the transactions contemplated herein, will be issuable upon the exercise or conversion of the Bema Options, the Bema Warrants and the Bema Convertible Debentures) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX and NYSE, as applicable;

(h)

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, all of which are set out in the Bema Disclosure Letter and the Kinross Disclosure Letter, (ii) any registration statement filed by Kinross in connection with its obligations, if any, under subsection 5.2(s) hereof shall have been declared effective by the SEC, and (iii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement. Without limiting the generality of the foregoing, it is acknowledged by the Parties hereto that a failure to obtain the approval of the Federal Anti-Monopoly Service of the Russian Federation in connection with the Arrangement will have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement; and

(i)	this Agreement shall not have been terminated pursuant to the terms hereof.

          The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived in respect of a Party hereto, in whole or in part, by such Party hereto in writing at any time. If any such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then either Party hereto may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party hereto.

6.2      Additional Conditions Precedent to the Obligations of Kinross

          Subject to Section 6.5, the obligation of Kinross to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)

the representations and warranties made by Bema in this Agreement which are qualified by the expression ‘‘Material Adverse Change’’ or ‘‘Material Adverse Effect’’ or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Bema in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for subsection 3.1(k), which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Kinross, have a Material Adverse Effect on Bema, and Bema shall have provided to Kinross a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Bema nor any of the Bema Subsidiaries shall have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Bema;

(c)

Bema shall have complied in all material respects with its covenants in this Agreement and Bema shall have provided to Kinross a certificate of two officers thereof certifying that, as of the Effective Date, Bema has so complied with its covenants in this Agreement;

(d)	none of the directors or executive officers of Bema shall have breached, in any material respect, any of the representations, warranties or covenants in the Voting Agreements;

(e)

the directors of Bema and each of the Bema Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Bema and the Bema Group Companies to permit the consummation of the Arrangement and the transactions contemplated herein;

(f)

Bema Shareholders holding no more than 5% of the outstanding Bema Common Shares shall have exercised the Dissent Rights (and not withdrawn such exercise) and Kinross shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Bema to such effect;

(g)

the B2Gold Purchase and Sale Agreement and the Russian Properties Agreement shall remain in force unamended from the date hereof, other than any amendments thereto that may be consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and with no breach thereunder that shall not have been cured at the Effective Time and the Joint Venture Agreement shall have been entered into in a form satisfactory to Kinross, acting reasonably, and shall remain in force and unamended, other than any amendments thereto that may be consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and with no breach thereunder that shall not have been cured at the Effective Time; and

(h)

(A) the Kupol Land shall have been reclassified into industrial land; and (B) CMGC shall have entered into a valid long-term lease agreement in a form satisfactory to Kinross, acting reasonably, covering the Kupol Land and following reclassification of the Kupol Land into industrial land.

          The foregoing conditions are for the benefit of Kinross and may be waived, in whole or in part, by Kinross in writing at any time. If any of such conditions shall not be complied with or waived by Kinross on or before the

Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then Kinross may terminate this Agreement by written notice to Bema in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Kinross.

6.3      Additional Conditions Precedent to the Obligations of Bema

          Subject to Section 6.5, the obligations of Bema to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)

the representations and warranties made by Kinross in this Agreement which are qualified by the expression ‘‘Material Adverse Change’’ or ‘‘Material Adverse Effect’’ or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Kinross in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for subsection 4.1(i), which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Bema, have a Material Adverse Effect on Kinross, and Kinross shall have provided to Bema a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and Kinross or any of the Kinross Subsidiaries shall not have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Kinross;

(c)

Kinross shall have complied in all material respects with its covenants in this Agreement and Kinross shall have provided to Bema a certificate of two officers thereof, certifying that, as of the Effective Date, Kinross has so complied with its covenants in this Agreement; and

(d)

the directors of Kinross and each of the Kinross Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Kinross and the Kinross Group Companies to permit the consummation of the Arrangement and the transactions contemplated herein.

          The foregoing conditions are for the benefit of Bema and may be waived, in whole or in part, by Bema in writing at any time. If any of such conditions shall not be complied with or waived by Bema on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then Bema may terminate this Agreement by written notice to Kinross in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Bema.

6.4      Merger of Conditions

          The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of the Articles of Arrangement as contemplated by this Agreement.

6.5      Notice and Cure Provisions

          Each Party hereto shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party’s favour contained in Sections 6.1, 6.2 or 6.3 hereof, as the case may be.

          Subject as herein provided, a Party hereto may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 6.1, 6.2 or 6.3 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and the other Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Bema Meeting, the Bema Meeting shall be adjourned or postponed until the expiry of such period.

ARTICLE VII

NON-SOLICITATION AND TERMINATION FEE

7.1      No Solicitation

(a)

During the period commencing on the date hereof and continuing until the Termination Date, Bema agrees that neither it nor its affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Bema) will, directly or indirectly, (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or recommendation of the Bema board of directors or any committee thereof of this Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.1), or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Bema from furnishing non-public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (A) the directors of Bema conclude in good faith, based on information then available and after consultation with Bema’s financial advisors that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition Proposal, the Bema board of directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Bema (other than pursuant to a Superior Proposal) for a period of not less than one year from the date of such confidentiality agreement and Bema sends a copy of any such confidentiality agreement to Kinross promptly upon its execution and promptly provides Kinross a list of, or in the case of information that was not previously made available to Kinross, copies of, any information provided to such person.

(b)

Bema shall promptly (and in any event within 24 hours) notify Kinross, first orally and then in writing, of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any such proposal or any request for non-public information relating to Bema or the Bema Subsidiaries. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such proposal, inquiry, request or contact.

7.2      Superior Proposals

(a)	Bema or the directors thereof may take any action that is prohibited by subsections 7.1(a) (iii), (iv), (v) or (vi) in respect of any Acquisition Proposal only if:

	(i)	such Acquisition Proposal constitutes a Superior Proposal;

	(ii)	such Acquisition Proposal is in writing and Kinross has been provided with a copy of the document containing such Superior Proposal;

(iii)

five Business Days have elapsed from the date on which Kinross received written notice of the determination of Bema or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

(iv)

in the event that Kinross has proposed to amend this Agreement during the five Business Day period referred to above, the Bema board of directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(v)

Bema’s board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

	(vi)	Bema has terminated this Agreement pursuant to subsection 8.1(a) hereof and Bema has made the payment contemplated by, and in accordance with, subsection 7.3(a) hereof.

(b)

Bema acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 7.2(a)(iii) hereof and shall initiate a new five Business Day period.

(c)

If the Bema Proxy Circular has been sent to Bema Shareholders prior to the expiry of the five Business Day period set forth in subsection 7.2(a)(iii) and, during such period, Kinross requests in writing that the Bema Meeting proceed, unless otherwise ordered by the Court, Bema may continue to take all reasonable steps necessary to hold the Bema Meeting and to cause the Arrangement to be voted on at the Bema Meeting, or postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross’ consent) to a date acceptable to Bema, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subsection 7.2(a)(iv), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

(d)

Where at any time before the Bema Meeting, Bema has provided Kinross with a notice under subsection 7.2(a)(ii), an Acquisition Proposal has been publicly disclosed or announced, and the five Business Day period under subsection 7.2(a)(iii) has not elapsed, then, subject to applicable Laws, at Kinross’ request, Bema will postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross’ consent) to a date acceptable to Kinross, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subsection 7.2(a)(iv), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

7.3      Termination Fee

(a)	If:

	(i)	Bema terminates this Agreement in accordance with subsection 7.2(a) hereof; or

(ii)

an Acquisition Proposal (a ‘‘Pending Bema Acquisition Proposal’’) shall have been publicly announced and such Pending Bema Acquisition Proposal shall not have been publicly withdrawn prior to the Bema Meeting, if any, and, thereafter the Bema Required Vote shall not have been obtained (including if the Bema Meeting is not held) and Bema completes such Pending Bema Acquisition Proposal within 12 months following the Completion Deadline,

(any such event being a ‘‘Triggering Event’’), then Bema shall pay Kinross an amount in cash equal to $79 million in immediately available funds to an account designated by Kinross. Such payment shall be made (a) in the case of a Triggering Event described in subsection 7.3(a)(i), concurrently with such termination (and shall be a condition to the effectiveness of such termination by Bema), and (b) in the case of a Triggering Event described in subsection 7.3(a)(ii), concurrently with completion of the Pending Bema Acquisition Proposal. The obligation to make any payment required by this paragraph shall survive any termination of this Agreement. Bema hereby acknowledges that the payment amount set out in this subsection is a payment of liquidated damages which is a pre-estimate of the damages which Kinross will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated herein and is not a penalty. Bema hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by Kinross, Kinross shall have no further claim against Bema in respect of the failure to complete the transactions contemplated herein.

(b)

Bema shall pay to Kinross, or cause to be paid to Kinross, in immediately available funds to an account designated by Kinross, the reasonable documented expenses of Kinross and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Kinross shall have terminated this Agreement pursuant to subsection 8.1(b) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Kinross may have in respect of any breach by Bema of its covenants hereunder.

(c)

Kinross shall pay to Bema, or cause to be paid to Bema, in immediately available funds to an account designated by Bema, the reasonable documented expenses of Bema and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Bema shall have terminated this Agreement pursuant to subsection 8.1(c) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Bema may have in respect of any breach by Kinross of its covenants hereunder.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1      Termination by the Parties

(a)	This Agreement may be terminated by Bema in the circumstances contemplated by subsection 7.2(a) hereof.

(b)

This Agreement may be terminated by Kinross if Kinross is not in material breach of its obligations under this Agreement and Bema breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or 6.2.

(c)

This Agreement may be terminated by Bema if Bema is not in material breach of its obligations under this Agreement and Kinross breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or 6.3.

(d)

Unless otherwise terminated in accordance with this Agreement, this Agreement shall be deemed to be terminated at 5:00 p.m. (Toronto time) on the Completion Deadline if the Arrangement shall not have been completed on or prior to the Completion Deadline.

(e)

Notwithstanding anything herein to the contrary, the obligations and rights of the Parties (and third party beneficiaries under Section 9.13) under Sections 5.2(m), 7.3 and 9.13 hereof shall survive the termination of this Agreement.

8.2      Amendment

          This Agreement may, at any time and from time to time before or after the holding of the Bema Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Bema Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the Parties hereto including an extension of the Completion Deadline;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties hereto; and

(d)	waive compliance with or modify any condition herein contained,

provided, however, that, after receipt of approval of the Bema Shareholders there shall be no amendment that by Law requires further approval of the Bema Shareholders without further approval of such Bema Shareholders. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties hereto under Section 6.1, Section 6.2, Section 6.3, Section 7.3 and Article VIII hereof shall remain unaffected.

ARTICLE IX

GENERAL PROVISIONS

9.1      Notices

          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

          The address for service of each of the Parties hereto shall be as follows:

(a)	if to Bema:

Bema Gold Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street
P.O. Box 49143 Vancouver, BC V7X 1J1

Attention: Clive T. Johnson and Corporate Secretary Facsimile: (604) 681-6209 with a copy (which shall not constitute notice) to: Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention: William J. Braithwaite and John J. Ciardullo Facsimile: (416) 947-0866 with a copy (which shall not constitute notice) to: Bennett Jones LLP
3400 One First Canadian Place P.O. Box 130 Toronto ON M5X 1A4 Attention: Alan Bell Facsimile: (416) 863-1716

(b)	if to Kinross:

Kinross Gold Corporation 52nd Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 3Y2

Attention: Tye Burt and Chief Legal Officer Facsimile: (416) 363-6622 w ith a copy (which shall not constitute notice) to: Blake, Cassels & Graydon LLP
2800 — 199 Bay Street Commerce Court West Toronto, Ontario M5L 1A9 Attention: Jeffrey R. Lloyd Facsimile: (416) 863-2653

9.2      Costs

          Except as provided above under Section 7.3 and in respect of any fees associated with any filings made pursuant to the applicable Antitrust Laws, which fees shall be paid by Kinross, each of Kinross and Bema shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder.

9.3      Law

          This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and Kinross and Bema irrevocably attorn to the exclusive jurisdiction of the courts of such province.

9.4      Remedies

          The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Bema (if Kinross is the breaching Party) or Kinross (if Bema is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 7.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

9.5      Amendment

          This Agreement may, at any time and from time to time be amended by written agreement of the Parties hereto.

9.6      Assignment

          Neither Party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party hereto.

9.7      Time of the Essence

          Time shall be of the essence in this Agreement.

9.8      Binding Effect

          This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

9.9      Waiver

          Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

9.10      Severability

          If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.11      Confidentiality Agreement

          The Parties acknowledge that the transactions contemplated by this Agreement are subject to the Confidentiality Agreement, which agreement shall continue in full force and effect. For greater certainty, any discussions in connection with this Agreement shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by either Party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that Party hereto with a need to know for purposes connected with the matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

9.12      Entire Agreement

          This Agreement, together with the Confidentiality Agreement, the B2Gold Purchase and Sale Agreement, the Joint Venture Agreement and the Russian Properties Agreement contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto including the Binding Letter Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

9.13      Third Party Rights

          This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, provided, however, that the provisions of Section 5.2(m) concerning insurance and indemnification and the provisions of Section 9.14 concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

9.14      No Personal Liability

          No director or officer of Bema shall have any personal liability whatsoever to Kinross under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Bema.

          No director or officer of Kinross shall have any personal liability whatsoever to Bema under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Kinross.

9.15      Execution in Counterparts

          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

[Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF Kinross and Bema have caused this Agreement to be executed as of December 21, 2006 above by their respective officers thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	(Signed) ‘‘Tye W. Burt’’
Tye W. Burt
President and Chief Executive Officer

BEMA GOLD CORPORATION

By:	(Signed) ‘‘Clive T. Johnson’’
Clive T. Johnson
President and Chief Executive Officer

By:	(Signed) ‘‘Mark Corra’’
Mark Corra
Chief Financial Officer

SCHEDULE A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
BEMA GOLD CORPORATION

BE IT RESOLVED THAT:

1.

The arrangement (the ‘‘Arrangement’’) under section 192 of the Canada Business Corporations Act (the ‘‘CBCA’’) involving Bema Gold Corporation (the ‘‘Corporation’’) and Kinross Gold Corporation (as the Arrangement may be modified or amended in accordance with its terms) and the transactions described under ‘‘The Transaction — The B2Gold Transaction’’ in the management information circular (the ‘‘Circular’’) of the Corporation accompanying the notice of this meeting, all as more particularly described and set forth in the Circular, are hereby ratified, authorized, confirmed, approved and adopted.

2.

The plan of arrangement (the ‘‘Plan of Arrangement’’) involving the Corporation, the full text of which is set out as Schedule B to the arrangement agreement made as of December 21, 2006 between the Corporation and Kinross Gold Corporation (the ‘‘Arrangement Agreement’’), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby ratified, authorized, confirmed, approved and adopted.

3.

Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Corporation (‘‘Common Shares’’) or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing and to take all such other steps or actions as may be necessary or desirable in connection with the Arrangement and the transactions described in the Circular and to execute under the seal of the Corporation or otherwise, all such other certificates, instruments, agreements, documents and notices, and to take such further actions in such Person’s opinion as may be necessary or desirable to carry out the purposes and intent of the foregoing resolutions.

SCHEDULE B

FORM OF

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

‘‘Amalco’’ means the corporation continuing from the Amalgamation;

‘‘Amalco Common Shares’’ means the common shares of Amalco;

‘‘Amalco Preferred Shares’’ means the preferred shares of Amalco;

‘‘Amalgamating Corporations’’ means Kinross Subco and Bema, collectively;

‘‘Amalgamation’’ has the meaning ascribed thereto in subsection 3.1(h) of this Plan of Arrangement;

‘‘Arrangement’’ means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Bema and Kinross, each acting reasonably);

‘‘Arrangement Agreement’’ means the Arrangement Agreement providing for, among other things, this Plan of Arrangement between Kinross and Bema dated as of December 21, 2006, as the same may be amended, supplemented and/or restated from time to time;

‘‘Articles of Arrangement’’ means the articles of arrangement of Bema in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made;

‘‘B2Gold’’ means B2Gold Corp., a corporation existing under the Business Corporations Act (British Columbia) and owned by certain members of Bema’s management;

‘‘B2Gold Purchase and Sale Agreement’’ means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated the date hereof pursuant to which (i) Bema Vendorco has agreed to transfer certain assets specified therein to B2Gold prior to the Effective Time and (ii) White Ice Ventures Limited has agreed to transfer or cause to be transferred a direct or indirect interest in certain exploration licences to B2Gold;

‘‘Bema’’ means Bema Gold Corporation, a corporation existing under the CBCA;

‘‘Bema Common Shares’’ means the common shares in the capital of Bema;

‘‘Bema Convertible Debentures’’ means the outstanding convertible notes of Bema, all as described in Part (c) of Schedule E to the Arrangement Agreement;

‘‘Bema Meeting’’ means the special meeting, including any adjournments or postponements thereof, of Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Special Resolution;

‘‘Bema Options’’ means all options to acquire Bema Common Shares outstanding immediately prior to the Effective Time under the Bema Share Option Plan;

‘‘Bema Shareholders’’ means the holders of Bema Common Shares;

‘‘Bema Share Option Plan’’ means the incentive stock option plan of Bema dated April 18, 1995, as amended;

‘‘Bema Vendorco’’ means 6674321 Canada Inc., a corporation existing under the CBCA and which is a party to the B2Gold Purchase and Sale Agreement;

‘‘Bema Warrants’’ means all warrants exchangeable into Bema Common Shares outstanding immediately prior to the Effective Time;

‘‘Business Day’’ means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

‘‘Canadian Resident’’ means a beneficial owner of Bema Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

‘‘CBCA’’ means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended;

‘‘Certificate of Arrangement’’ means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

‘‘Court’’ means the Superior Court of Justice (Ontario);

‘‘Depositary’’ means Kingsdale Shareholder Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between Kinross and Bema for the purpose of, among other things, exchanging certificates representing Bema Common Shares for Kinross Common Shares and cash consideration in connection with the Arrangement;

‘‘Director’’ means the Director appointed pursuant to section 260 of the CBCA;

‘‘Dissent Rights’’ shall have the meaning ascribed thereto in Section 5.1;

‘‘Dissenting Shareholder’’ means a registered holder of Bema Common Shares who dissents in respect of the Special Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Bema Common Shares;

‘‘Dissenting Shares’’ means the Bema Common Shares of any registered holder of Bema Common Shares who has demanded and perfected Dissent Rights in respect of such Bema Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

‘‘Effective Date’’ means the date of the Certificate of Arrangement;

‘‘Effective Time’’ means the first moment of time (Toronto time) on the Effective Date;

‘‘Eligible Holder’’ means a beneficial holder of Bema Common Shares immediately prior to the Effective Time who is a Canadian Resident;

‘‘Final Order’’ means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

‘‘Former Bema Shareholders’’ means, at and following the Effective Time, the holders of Bema Common Shares immediately prior to the Effective Time;

‘‘Governmental Entity’’ means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

‘‘Interim Order’’ means the interim order of the Court, as the same may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement;

‘‘Kinross’’ means Kinross Gold Corporation, a corporation existing under the Business Corporations Act (Ontario);

‘‘Kinross Common Shares’’ means the common shares of Kinross;

‘‘Kinross Subco’’ means 6674348 Canada Inc., a wholly-owned subsidiary of Kinross incorporated under the CBCA;

‘‘Person’’ means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

‘‘Section 85 Election’’ shall have the meaning ascribed thereto in section 3.2(b);

‘‘Securities Authorities’’ means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and ‘‘Securities Authority’’ means any one of them;

‘‘Share Consideration’’ means 0.4447 of a Kinross Common Share plus $0.01 in cash for each Bema Common Share;

‘‘Special Resolution’’ means the special resolution to be considered and approved by holders of Bema Common Shares at the Bema Meeting to be in the form of Schedule A to the Arrangement Agreement;

‘‘Tax Act’’ means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

‘‘Tax Exempt Person’’ means a person who is exempt from tax under Part I of the Tax Act; and

‘‘this Plan’’, ‘‘Plan of Arrangement’’, ‘‘hereof’’, ‘‘herein’’, ‘‘hereto’’ and like references mean and refer to this plan of arrangement.

          Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2 Interpretation Not Affected By Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3 Gender and Number. Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4 Date for Any Action. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References — Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6 Currency. All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II

ARRANGEMENT AGREEMENT

Section 2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, and has been authorized by the Special Resolution, which resolution authorizes this Arrangement and certain related transactions which related transactions have been completed on the Business Day immediately prior to the Effective Date.

ARTICLE III

ARRANGEMENT

Section 3.1 Arrangement. Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

each Bema Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Kinross, in consideration for a debt claim against Kinross in an amount determined and payable in accordance with Article V hereof, and the name of such holder will be removed from the register of holders of Bema Common Shares, and Kinross will be recorded as the registered holder of the Bema Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Bema Common Shares free and clear of any liens, claims or encumbrances;

(b)

each Bema Common Share outstanding immediately prior to the Effective Time held by a Bema Shareholder (other than Dissenting Shareholders), shall be transferred by the holder thereof to Kinross in exchange for the Share Consideration and Kinross shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)

each Bema Option outstanding immediately prior to the Effective Time, whether vested or not, shall be exchanged for a fully-vested option granted by Kinross (a ‘‘Kinross Replacement Option’’) to acquire the number of Kinross Common Shares equal to the product of: (A) the number of Bema Common Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Common Share plus the portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash for each Bema Common Share that such holder was entitled to receive under its Bema Option, provided that if the foregoing would result in the issuance of a fraction of a Kinross Common Share, then the number of Kinross Common Shares otherwise issued shall be rounded down to the nearest whole number of Kinross Common Shares and the exercise price per Kinross Common Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Common Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent) . Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date on which the employee ceases to be an employee or the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall meet the requirements under subsection 7(1.4) of the Tax Act;

(d)

in accordance with the terms of the Bema Warrants and Bema Convertible Debentures, each holder of a Bema Warrant and Bema Convertible Debenture outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Debenture, as the case may be, in accordance with its terms, and shall accept in lieu of each Bema Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)	Kinross shall transfer all of the Bema Common Shares held by Kinross to Kinross Subco in exchange for 9,999,999 common shares of Kinross Subco;

(f)	Bema shall distribute all of the outstanding shares of Bema Vendorco to Kinross Subco as a dividend in kind;

(g)	the stated capital account maintained by Bema for the Bema Common Shares shall be reduced to be $1.00 without any repayment of capital in respect thereof; and

(h)	Kinross Subco and Bema shall be amalgamated to form Amalco and continue as one corporation under the CBCA on the terms prescribed in this Plan of Arrangement (the ‘‘Amalgamation’’) and:

(i)

the property of each Amalgamating Corporation shall continue to be the property of Amalco and Amalco shall continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

	(ii)	an existing cause of action, claim or liability to prosecution is unaffected;

	(iii)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

	(iv)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)

the Articles of Arrangement shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 104(1) of the CBCA, the Certificate of Arrangement shall be deemed to be the certificate of incorporation of Amalco;

	(vi)	all issued and outstanding Bema Common Shares shall be cancelled without any repayment of capital in respect thereof; and

(vii)

all issued and outstanding common shares of Kinross Subco shall be cancelled and Kinross shall receive on the Amalgamation one Amalco Common Share for each common share of Kinross Subco previously held.

Section 3.2 Post-Effective Time Procedures

(a)

On or immediately prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Kinross Common Shares and cash required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for Former Bema Shareholders for distribution to such Former Bema Shareholders in accordance with the provisions of Article VI hereof.

(b)

In accordance with the provisions of Article VI hereof, Former Bema Shareholders shall be entitled to receive delivery of the certificates representing Kinross Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.1(b) hereof.

(c)

An Eligible Holder whose Bema Common Shares are exchanged for Kinross Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a ‘‘Section 85 Election’’) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Kinross, within 90 days after the Effective Date, duly completed with the details of the number of Bema Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Kinross shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Bema Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Bema, Kinross nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Kinross or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Kinross will promptly deliver or caused to be delivered a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant federal tax election forms (and the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3 No Fractional Kinross Common Shares. No fractional Kinross Common Shares shall be issued to Former Bema Shareholders in connection with this Plan of Arrangement. The number of Kinross Common Shares to be issued to Former Bema Shareholders shall be rounded up to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Kinross Common Share and shall be rounded down to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Bema Common Share.

Section 3.4 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Bema, (ii) Kinross, (iii) all Former Bema Shareholders, and (iv) all holders of Bema Options, Bema Warrants and Bema Convertible Debentures.

ARTICLE IV
AMALCO

Section 4.1 Name. The name of Amalco shall be EastWest Gold Corporation or such other name as may be assigned to Amalco or determined by Kinross.

Section 4.2 Registered Office. The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of Amalco shall be 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Section 4.3 Authorized Capital. Amalco shall be authorized to issue an unlimited number of common shares (being the Amalco Common Shares) and an unlimited number of preferred shares issuable in series (being the Amalco Preferred Shares).

Section 4.4 Share Provisions. The rights, privileges, restrictions and conditions attaching to the Amalco Common Shares shall be as follows:

(a)

Voting. Holders of Amalco Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Common Shares who are entitled to vote separately as a class or series at such meeting.

(b)

Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Common Shares, holders of Amalco Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(c)

Liquidation. In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Common Shares, be entitled to receive the remaining property and assets of Amalco.

          The Amalco Preferred Shares shall have the rights, privileges and restrictions and conditions set out in Appendix I hereto.

Section 4.5 Restrictions on Transfer. There shall be restrictions upon the right to transfer Amalco Common Shares and approval of either the board of directors of Amalco or the shareholders of Amalco (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.6 Stated Capital. The stated capital account maintained by Amalco for the Amalco Common Shares shall, immediately after the Amalgamation, be an amount equal to the aggregate of the stated capital account maintained by Kinross Subco in respect of the common shares of Kinross Subco immediately prior to the step in subsection 3.1(h), being the amalgamation of Kinross Subco and Bema.

Section 4.7 Directors and Officers

(a)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

(b)

Initial Directors. The number of directors on the board of directors shall initially be set at four. The initial directors of Amalco immediately following the Amalgamation shall be the persons whose names and municipalities of residence appear below:

Name	Municipality of Residence

Hugh Agro	Oakville, Ontario
Timothy Clive Baker	Toronto, Ontario
Thomas M. Boehlert	Toronto, Ontario
Geoffrey P. Gold	Toronto, Ontario

          The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 4.7(a) may be determined from time to time by resolution of the directors. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

(c)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title

Tim Baker	President
Chris Hill	Treasurer
Shelley Riley	Secretary

Section 4.8 Business and Powers. There shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise.

Section 4.9 By-Laws. The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Kinross Subco.

Section 4.10 Charging Power. Without restricting any of the powers and capacities of Amalco, whether under the CBCA or otherwise, Amalco may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of Amalco (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE V

DISSENT PROCEDURES

Section 5.1 Rights of Dissent. Registered Bema Shareholders may exercise rights of dissent with respect to their Bema Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article V (the ‘‘Dissent Rights’’), provided that written notice setting forth such a registered Bema Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by Bema not later than 5:00 p.m. (Vancouver time) on January 26, 2007 or 5:00 p.m. (Vancouver time) on the Business Day which is two Business Days preceding the date of any adjourned or postponed Bema Meeting. Bema Shareholders who duly exercise their Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Bema Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Bema Common Shares to Kinross as of the Effective Time as set out in subsection 3.1(a) hereof and in consideration for a debt claim against Kinross to be paid the fair value of such Bema Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Bema Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Bema Shareholder.

Section 5.2 Recognition of Dissenting Shareholders. From and after the Effective Time, in no case shall Kinross, Kinross Subco, Bema, Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of Bema Common Shares or as a holder of any securities of any of Kinross, Kinross Subco, Bema or Amalco or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Bema Common Shares.

ARTICLE VI

DELIVERY OF KINROSS COMMON SHARES

Section 6.1 Delivery of Kinross Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for Kinross Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Bema Common Shares formerly represented by such certificate under the CBCA and the by-laws of Bema and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Bema Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 6.1(a) hereof.

Section 6.2 Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Kinross Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the Kinross Common Shares and the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Kinross Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Kinross Common Shares, give a bond satisfactory to Kinross and the Depositary in such amount as Kinross and the Depositary may direct, or otherwise indemnify Kinross and the Depositary in a manner satisfactory to Kinross and the Depositary, against any claim that may be made against Kinross or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Amalco.

Section 6.3 Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to Kinross Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Bema Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Kinross Common Shares.

Section 6.4 Withholding Rights. Kinross and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Bema Shareholder such amounts as Kinross or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Bema Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.5 Limitation and Proscription. To the extent that a Former Bema Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date which is six years after the Effective Date (the ‘‘final proscription date’’), then the Kinross Common Shares which such Former Bema Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Kinross Common Shares, together with the cash consideration to which such Former Bema Shareholder was entitled to receive shall be delivered to Kinross by the Depositary for cancellation and shall be cancelled by Kinross, and the interest of the Former Bema Shareholder in such Kinross Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VII

AMENDMENTS

Section 7.1 Amendments to Plan of Arrangement

(a)

Kinross and Bema reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Kinross and Bema, (iii) filed with the Court and, if made following the Bema Meeting, approved by the Court, and (iv) communicated to Former Bema Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bema at any time prior to the Bema Meeting provided that Kinross shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bema Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bema Meeting shall be effective only if (i) it is consented to in writing by each of Kinross and Bema, and (ii) if required by the Court, it is consented to by holders of the Bema Common Shares voting in the manner directed by the Court.

APPENDIX I

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
OF AMALCO PREFERRED SHARES

1.	One or More Series — The preferred shares may at any time and from time to time be issued in one or more series.

2.

Terms of Each Series — Subject to the Canada Business Corporations Act, the directors may fix, before the issue thereof, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

3.

Ranking of Preferred Shares — The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of any series is not paid in full, the preferred shares of such series shall participate rateably with the preferred shares of every other series in respect of all such dividends and amounts.

4.

Series I Preferred Shares — The first series of preferred shares shall consist of an unlimited number of shares and shall be designated as Series I Preferred Shares (the ‘‘Series I Preferred Shares’’). The rights, privileges, restrictions and conditions attaching to the Series I Preferred Shares are as follows:

	(a)	Definitions

In these share conditions, the following words and phrases shall have the following meanings:

(i) ‘‘redemption price’’ of each preferred share means the sum of $1.00; and

(ii) ‘‘Act’’ means the Canada Business Corporations Act.

	(b)	Voting Rights

Subject to the Act, the holders of the Series I Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

	(c)	Dividends

Subject to the Act, the holders of the Series I Preferred Shares shall, in each financial year of the Corporation, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, preferential non-cumulative cash dividends in such amount(s) and/or at such rate(s) as the board of director may in its discretion determine from time to time, payable in one or more instalments. The holders of the Series I Preferred Shares shall not be entitled to any dividends other than as provided for herein.

	(d)	Redemption at Option of Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued Series I Preferred Shares on payment for each share to be redeemed of the redemption price plus any dividends declared but unpaid thereon. Unless all the holders of the Series I Preferred Shares to be redeemed shall have waived notice of such redemption, the Corporation shall give not less than 5 days’ notice in writing of such redemption, specifying the date and place of redemption. If such notice is given or waived, and the redemption price plus any dividends declared but unpaid thereon is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive payment of the redemption price plus any dividends declared but unpaid thereon.

(e)	Redemption at Option of Holder

(i)

General — Subject to the Act, a holder of any Series I Preferred Shares shall be entitled to require the Corporation to redeem the whole or any part of the Series I Preferred Shares registered in the name of such holder on the books of the Corporation.

(ii)

Notice — A holder of such shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Series I Preferred Shares registered in the name of such holder redeemed by the Corporation and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the ‘‘redemption date’’), together with the share certificates, if any, representing the Series I Preferred Shares which the registered holder desires to have the Corporation redeem.

(iii)

Redemption Procedure — Upon receipt of such request and share certificates, the Corporation shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in Canada of one of the Corporation’s bankers for the time being. If a part only of the Series I Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by the Corporation.

(iv)

Cessation of Rights — The Series I Preferred Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.

(f)	Distribution Rights

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series I Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.

(g)	Variation of Rights

The holders of the Series I Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles:

	(i)	to increase or decrease any maximum number of authorized shares of such class or series;

	(ii)	to increase any maximum number of authorized shares of any other class or series having rights or privileges equal or superior to the shares of such class or series;

	(iii)	to effect an exchange, reclassification or cancellation of the shares of such class or series; or

	(iv)	to create a new class of shares equal or superior to the shares of such series.

SCHEDULE C

Bema Properties

Property	Location	Bema Interest (%)

North America
Mill Canyon	United States	100%[1]

Africa
Petrex	South Africa	30%

South America
Alderbaran/Cerro Casale	Chile	49%
Quebrada	Chile	100%
Refugio	Chile	50%

Asia
Julietta	Russia	90%
Kupol	Russia	75%
East Pansky	Russia	72%[2]

_______________
1	Bema holds 30% of Victoria Resources Limited which in turn holds 100% of Mill Canyon
2	Bema holds 39% of Consolidated Puma Minerals Corp. which in turn holds 72% of East Pansky

SCHEDULE D

Kinross Properties

Property	Location	Kinross Interest (%)

North America
Fort Knox	USA	100.0%
Round Mtn and area	USA	50.0%
Porcupine JV	Canada	49.0%
Musselwhite	Canada	31.9%
Kettle River	USA	100.0%

South America
Paracatu	Brazil	100.0%
La Coipa	Chile	50.0%
Refugio	Chile	50.0%
Crixas	Brazil	50.0%

Asia
Kubaka and area	Russia	98.1%

SCHEDULE E

Bema Options/Bema Warrants/Bema Convertible Debentures

			Number	Exercise
Part (a)	Expiry Date		Granted	Price	CDN$ Value

Director and employee stock options	Nov. 22, 2011		80,000	$5.74	$459,200
Director and employee stock options	April 14, 2016		7,050,000	$5.32	$37,506,000
Director and employee stock options	June 28, 2011		30,000	$5.18	$155,400
Director and employee stock options	Sept. 12, 2011		100,000	$5.15	$515,000
Director and employee stock options	Oct. 10, 2011		30,000	$4.69	$140,700
Director and employee stock options	Dec. 29, 2008		125,000	$4.48	$560,000
Director and employee stock options	Feb. 13, 2011		1,730,206	$4.35	$7,526,396
Director and employee stock options	April 12, 2014		3,510,000	$4.07	$14,285,700
Director and employee stock options	Oct. 17, 2008		200,000	$3.83	$766,000
Director and employee stock options	Nov. 7, 2009		15,000	$3.70	$55,500
Director and employee stock options	Oct. 31, 2009		50,000	$3.64	$182,000
Director and employee stock options	Jan. 30, 2010		173,000	$3.59	$621,070
Director and employee stock options	Feb. 1, 2010		21,000	$3.52	$73,920
Director and employee stock options	June 9, 2014		55,000	$3.46	$190,300
Director and employee stock options	July 19, 2014		65,000	$3.43	$222,950
Director and employee stock options	Jan. 18, 2010		16,668	$3.42	$57,005
Director and employee stock options	April 13, 2015		3,653,334	$3.03	$11,069,602
Director and employee stock options	Aug. 21, 2008		100,000	$2.98	$298,000
Director and employee stock options	July 3, 2010		50,000	$2.91	$145,500
Director and employee stock options	Aug. 31, 2010		30,000	$2.81	$84,300
Director and employee stock options	July 10, 2010		300,000	$2.79	$837,000
Director and employee stock options	May 9, 2010		8,334	$2.74	$22,835
Director and employee stock options	May 29, 2010		46,700	$2.59	$120,953
Director and employee stock options	May 15, 2010		50,000	$2.42	$121,000
Director and employee stock options	May 19, 2008		3,143,417	$1.49	$4,683,691
Director and employee stock options	April 19, 2007		500,000	$1.04	$520,000

Part (b)
EAGC — stock options	Oct. 24, 2007		250,000	$1.40	$350,000
EAGC — Special warrants	Oct. 22, 2007	TSX listed spw	23,739,150	$1.90	$45,104,385
EAGC — bank warrants	Oct. 24, 2007	spw	1,500,000	$1.40	$2,100,000
HVB — Bridge warrants	April 28, 2010		500,000	USD 2.8000	$1,733,900
HVB — warrants	Jan. 24, 2011		100,000	USD 3.3500	$414,898
HVB — warrants	May 26, 2011		250,000	USD 5.7300	$1,774,151
IFC — Warrants re: Kupol loan
US$25 million			8,503,401	USD 2.9400	$28,999,999
Warrants attached to Sep. 7, 2006 private
placement	Sept. 7, 2011		10,580,000	$10.00	$105,800,000

Part (c)
Convertible notes	Feb. 26, 2011		15,008,576	USD 4.6640	$94,500,000
Total options, warrants and convertible
notes outstanding			81,794,574		$361,996,640

SCHEDULE F

Kinross Options/Kinross Warrants

Plan	Outstanding(2)		Vested(2)

Warrants(1) issued pursuant to and governed by warrant indenture dated
December 5, 2002	8,333,333	(1)	8,333,333	(1)
Incentive Stock Option Plan	2,445,668		1,021,081
Restricted Share Plan dated February 15, 2001, as amended as of January 31, 2003,
February 28, 2004, May 10, 2004 and December 21, 2005	887,278		NIL
Deferred Share Unit Plan dated September 30, 2003, as amended March 27, 2006	106,210.16		106,210.16

_______________
(1)

25,000,000 common share purchase warrants of Kinross are outstanding. Each three common share purchase warrants are exercisable on or before 5:00 p.m. (eastern standard time) on December 5, 2007 for one Kinross common share at an exercise price of Cdn.$15.00. The warrants will expire and become null and void after 5:00 p.m. (eastern standard time) on December 2, 2007.

(2)	As of December 15, 2006.

SCHEDULE G

Bema Significant Interest Companies/Bema Subsidiaries

          Where less than all of the outstanding shares of any Bema Subsidiaries or outstanding securities representing Bema’s interest in any Bema Significant Interest Company are owned directly or indirectly, by Bema or a Bema Subsidiary, the aggregate percentage ownership interest of Bema and the Bema Subsidiaries is disclosed.

List of Bema Subsidiaries

Jurisdiction	Jurisdiction

Canada	Chile
Andean Avasca Resources Inc.	Compania Minera San Damian
EAGC Ventures Corp.	Minera Bema Gold (Chile) Limitada
6674321 Canada Inc.
Russia
Barbados	Bema Gold Far East
Arian Resources Limited	Chukotka Mining & Geological Company —
Kupol Au-Ag (Barbados) Inc.	75% less one share
Omsukchansk Mining and Geological Company — 90%
Bermuda
Colombian Ventures Ltd.	South Africa
Bema Gold (Bermuda) Ltd.	Pomodzi Gold Limited
BGO (Bermuda) Ltd.	Petrex (Proprietary) Ltd.
Avasca Ventures Ltd.
Cyprus
Cayman Islands	Chukotka Ventures Limited
Chimera Mines and Minerals Corp.	Kupol Ventures Limited
CC28523 Limited	Sablecare Limited
AC40689 Limited	BCK Ventures Limited

British Virgin Islands	United States
White Ice Ventures Limited	Bema Gold (US) Inc.

List of Bema Significant Interest Companies

Jurisdiction	Jurisdiction

Canada	Russia
Consolidated Puma Minerals Corp. — 39%[1]	Kolskaya Mining and Geological Company — 29%
Consolidated Westview Minerals Corp. — 44%[2]	Chile
Victoria Resources Limited — 30%[1]	Compania Minera Casale — 49%
Rolling Rock Resources Corp — 23%[1]	Compania Minera Maricunga — 50%

_______________
1	Traded on the TSX-V
2	Traded on the NEX board of the TSX-V

SCHEDULE H

Kinross Significant Interest Companies/Kinross Subsidiaries

          Where less than all of the outstanding shares of any Kinross Subsidiaries or outstanding securities representing Kinross’ interest in any Kinross Significant Interest Company are owned directly or indirectly, by Kinross or a Kinross Subsidiary, the aggregate percentage ownership interest of Kinross and the Kinross Subsidiaries is disclosed.

List of Kinross Subsidiaries

Jurisdiction	Jurisdiction
Gold Capital Corporation
Canada	Crown Resource Corp. of Colorado
TVX (Canada) Inc.	Gold Texas Resources U.S., Inc.
E-Crete Products Inc. — 92%	Crown Minerals Corporation
Kinam (B.C.) Ltd.	Kinross Aginskoye Gold Company L.L.C. — 50%
Kinam Exploration Canada Ltd.
Crownex Resources (Canada) Ltd.	Netherlands
Gold Texas Resources Ltd.	TVX (Netherlands) B.V.
6674348 Canada Inc.	Echo Bay International B.V.
Echo Bay Mexico B.V.
United States	Echo Bay Brazil B.V.
Kinross Gold U.S.A., Inc.	Echo Bay Ecuador B.V.
Enviro-Crete Products Inc. — 92%	TVX Dutch Holdings B.V.
Echo Bay Inc.
Echo Bay Minerals Company	Brazil
Round Mountain Gold Corporation	TVX Mineracao Ltda
Echo Bay Finance Corporation	TVX Participacoes Inc.
Sunnyside Gold Corporation	Montanapar Participacoes Ltda.
Echo Bay Alaska Inc.	Kinross Empreendimentos e Participacoes S.A.
White Pine Gold Corporation	Rio Paracatu Mineracao S.A.
Echo Bay Management Corporation	CNM Brazil
Echo Bay Exploration Inc.	MCT Mineracao Ltda
Kinross Copper Corporation	Newinco Comercio e Participacoes Ltda
Kinross Offshore Services Company
Kinross Goldbanks Mining Company	Chile
Kinross DeLamar Mining Company	TVX Minera de Chile Limitada
TVX Delaware, Inc.	Compania Nacional de Minera Limitada — 50.1%
TVX Mineral Hill, Inc.	Echo Bay Chile Ltda.
Kinam Gold Inc.	Kinross Minera Chile Limitada
Fairbanks Gold Mining Inc.	Compania Minera Kinam Guanaco — 90%
Kinam Exploration Inc.
Guanaco Holdings Inc.	Cayman Islands
Kinam Refugio Inc.	TVX Cayman Inc.
Kinam Magadan Gold Corporation	Cayman Newinco Inc.
Haile Mining Company Inc.	Normandy Cayman Holdco Inc.
Lassen Gold Mining Inc.	Kinross Americas (Cayman) Inc.
Wind Mountain Mining Inc.	Kinross Americas (Cayman) Holdings Inc.
Kinam Chile Credit Corp. Inc.	TVX Investments SA
Nevada Gold Mining Inc.	Cayman Participacoes Inc.
Luning Gold Inc.	International Gold Mining
Electrum Resources Corp.	Miicre Mining Investments Ltd.
Melba Creek Mining Inc.	TVX SA
Guanaco Mining Company Inc.	Macaines Mining Properties Ltd.
Crown Resources Corporation	TVX Mining Properties Ltd.

Jurisdiction	Jurisdiction

Other	Kinross Gold Australia Pty. Ltd. (Australia)
TVX (Barbados) Inc. (Barbados)	Echo Bay Barbados Ltd. (Barbados)
TVX Hellas A.E. (Greece)	Treasure Valley Holdings Holdings s.r.o. (Czech Rep.)
Macedonian Copper Mines S.A. (Greece)	Echo Bay Ecuador S.A. (Ecuador)
Marwood International Ltd (Bahamas)	Omolon Gold Mining Company (Russia) — 98.1%
TVX South America SA (Uruguay)	Kinross Ecaudor S.A. (Ecaudor)
Inversiones 871010 C.A. (Venezuela) — 90%	Kinross El Salvador S.A. (El Salvador)
Minera Kinross Argentina S.A. (Argentina)

List of Kinross Significant Interest Companies

Jurisdiction	Jurisdiction

Canada	Chile
1126774 Ontario Ltd. — 50%	Compania Minera Puren — 32.5%
Compania Minera Mantos de Oro — 50%
United States	SCM Minera La Coipa — 50%
Solitario Resources Corporation — 41.2%	Compania Minera Maricunga — 50%

Brazil
Mineracao Novo Astro Ltda — 19%
Volta Grande Mineracao Ltda — 50%
Mineracao Serra Grande S.A. — 50%

SCHEDULE I

Form of Letter From Bema Affiliates

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Ladies and Gentlemen:

          I have been advised that as of the date hereof I may be deemed to be an ‘‘affiliate’’ of Bema Gold Corporation (the ‘‘Company’’), as the term ‘‘affiliate’’ is defined for purposes of paragraphs (c) and (d) of Rule 145 (‘‘Rule 145’’) of the Rules and Regulations (the ‘‘Rules and Regulations’’) of the United States Securities and Exchange Commission (the ‘‘SEC’’) under the United States Securities Act of 1933, as amended (the ‘‘1933 Act’’). Capitalized terms used and not defined herein have the same meaning as in the Arrangement Agreement, dated as of December 21, 2006 (the ‘‘Arrangement Agreement’’), by and between Kinross Gold Corporation (‘‘Kinross’’) and the Company.

          I have been further advised that pursuant to the terms of the Arrangement Agreement, the Company will undergo a plan of arrangement with Kinross or a wholly-owned subsidiary of Kinross (the ‘‘Arrangement’’), with the result that Kinross or a wholly-owned subsidiary of Kinross shall be the surviving corporation in the Arrangement, and as a result, I may be eligible to receive common shares of Kinross (‘‘Kinross Common Shares’’), or warrants, options or convertible debentures exercisable or convertible according to their terms for Kinross Common Shares (such warrants, options or convertible debentures together with Kinross Common Shares, ‘‘Kinross Securities’’), in exchange for common shares of the Company (or options, warrants or convertible debentures exercisable or convertible therefor) owned by me.

          I hereby represent, warrant and covenant to Kinross that in the event I receive any Kinross Securities pursuant to the Arrangement:

1.	I shall not make any sale, transfer or other disposition of the Kinross Securities in violation of the 1933 Act or the Rules and Regulations.

2.

I have carefully read this letter and the Arrangement Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Kinross Securities to the extent I believed necessary with my counsel or with counsel for the Company.

3.

I have been advised that any issuance of Kinross Securities to me pursuant to the Arrangement Agreement will be exempt from the registration requirements of the 1933 Act and the Rules and Regulations. I have also been advised that, since at the time the Arrangement will be submitted to the shareholders of the Company for approval, I may be an ‘‘affiliate’’ of the Company, any sale or disposition by me of any of the Kinross Securities may only be made, under current U.S. law, in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption thereunder (including the exemption provided by Regulation S under the 1933 Act for offers or sales of securities made outside of the United States). I agree that I will not sell, transfer, or otherwise dispose of Kinross Securities issued to me in the Arrangement unless (i) such sale, transfer or other disposition has been registered under the 1933 Act; (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 144 under the 1933 Act; (iii) such sale, transfer or other disposition is made in conformity with Regulation S under the 1933 Act or (iv) in the written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Kinross, such sale, transfer or other disposition is otherwise exempt from registration under the 1933 Act.

4.

I understand that Kinross is under no obligation to register the sale, transfer or other disposition of the Kinross Securities by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available.

          It is understood and agreed that this letter agreement shall terminate and be of no further force and effect if (i) any such Kinross Securities shall have been registered under the 1933 Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such Kinross Securities are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the 1933 Act, or (iii) I am not at the time an affiliate of Kinross and have been the beneficial owner of Kinross Securities for at least one year (or such other period as may be prescribed by the 1933 Act and the Rules and Regulations), and Kinross has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding 12 months, or (iv) I am not and have not been for at least three months an affiliate of Kinross and have been the beneficial owner of Kinross Securities for at least two years (or such other period as may be prescribed by the 1933 Act and the Rules and Regulations).

Sincerely,

________________________________________
Dated:

Accepted this   •  day of       •          , 2007

KINROSS GOLD CORPORATION

By:
Name:
Title:

SCHEDULE D

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CBCA

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

‘‘Amalco’’ means the corporation continuing from the Amalgamation;

‘‘Amalco Common Shares’’ means the common shares of Amalco;

‘‘Amalco Preferred Shares’’ means the preferred shares of Amalco;

‘‘Amalgamating Corporations’’ means Kinross Subco and Bema, collectively;

‘‘Amalgamation’’ has the meaning ascribed thereto in subsection 3.1(h) of this Plan of Arrangement;

‘‘Arrangement’’ means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Bema and Kinross, each acting reasonably);

‘‘Arrangement Agreement’’ means the Arrangement Agreement providing for, among other things, this Plan of Arrangement between Kinross and Bema dated as of December 21, 2006, as the same may be amended, supplemented and/or restated from time to time;

‘‘Articles of Arrangement’’ means the articles of arrangement of Bema in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made;

‘‘B2Gold’’ means B2Gold Corp., a corporation existing under the Business Corporations Act (British Columbia) and owned by certain members of Bema’s management;

‘‘B2Gold Purchase and Sale Agreement’’ means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated December 21 pursuant to which (i) Bema Vendorco has agreed to transfer certain assets specified therein to B2Gold prior to the Effective Time and (ii) White Ice Ventures Limited has agreed to transfer or cause to be transferred a direct or indirect interest in certain exploration licences to B2Gold;

‘‘Bema’’ means Bema Gold Corporation, a corporation existing under the CBCA;

‘‘Bema Common Shares’’ means the common shares in the capital of Bema;

‘‘Bema Convertible Debentures’’ means the outstanding convertible notes of Bema, all as described in Part (c) of Schedule E to the Arrangement Agreement;

‘‘Bema Meeting’’ means the special meeting, including any adjournments or postponements thereof, of Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Special Resolution;

‘‘Bema Options’’ means all options to acquire Bema Common Shares outstanding immediately prior to the Effective Time under the Bema Share Option Plan;

‘‘Bema Shareholders’’ means the holders of Bema Common Shares;

‘‘Bema Share Option Plan’’ means the incentive stock option plan of Bema dated April 18, 1995, as amended;

‘‘Bema Vendorco’’ means 6674321 Canada Inc., a corporation existing under the CBCA and which is a party to the B2Gold Purchase and Sale Agreement;

‘‘Bema Warrants’’ means all warrants exchangeable into Bema Common Shares outstanding immediately prior to the Effective Time;

‘‘Business Day’’ means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

‘‘Canadian Resident’’ means a beneficial owner of Bema Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

‘‘CBCA’’ means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended;

‘‘Certificate of Arrangement’’ means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

‘‘Court’’ means the Superior Court of Justice (Ontario);

‘‘Depositary’’ means Kingsdale Shareholder Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between Kinross and Bema for the purpose of, among other things, exchanging certificates representing Bema Common Shares for Kinross Common Shares and cash consideration in connection with the Arrangement;

‘‘Director’’ means the Director appointed pursuant to section 260 of the CBCA;

‘‘Dissent Rights’’ shall have the meaning ascribed thereto in Section 5.1;

‘‘Dissenting Shareholder’’ means a registered holder of Bema Common Shares who dissents in respect of the Special Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Bema Common Shares;

‘‘Dissenting Shares’’ means the Bema Common Shares of any registered holder of Bema Common Shares who has demanded and perfected Dissent Rights in respect of such Bema Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

‘‘Effective Date’’ means the date of the Certificate of Arrangement;

‘‘Effective Time’’ means the first moment of time (Toronto time) on the Effective Date;

‘‘Eligible Holder’’ means a beneficial holder of Bema Common Shares immediately prior to the Effective Time who is a Canadian Resident;

‘‘Final Order’’ means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

‘‘Former Bema Shareholders’’ means, at and following the Effective Time, the holders of Bema Common Shares immediately prior to the Effective Time;

‘‘Governmental Entity’’ means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

‘‘Interim Order’’ means the interim order of the Court, as the same may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement;

‘‘Kinross’’ means Kinross Gold Corporation, a corporation existing under the Business Corporations Act (Ontario);

‘‘Kinross Common Shares’’ means the common shares of Kinross;

‘‘Kinross Subco’’ means 6674348 Canada Inc., a wholly-owned subsidiary of Kinross incorporated under the CBCA;

‘‘Person’’ means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

‘‘Section 85 Election’’ shall have the meaning ascribed thereto in section 3.2(b);

‘‘Securities Authorities’’ means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and ‘‘Securities Authority’’ means any one of them;

‘‘Share Consideration’’ means 0.4447 of a Kinross Common Share plus $0.01 in cash for each Bema Common Share;

‘‘Special Resolution’’ means the special resolution to be considered and approved by holders of Bema Common Shares at the Bema Meeting to be in the form of Schedule A to the Arrangement Agreement;

‘‘Tax Act’’ means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

‘‘Tax Exempt Person’’ means a person who is exempt from tax under Part I of the Tax Act; and

‘‘this Plan’’, ‘‘Plan of Arrangement’’, ‘‘hereof’’, ‘‘herein’’, ‘‘hereto’’ and like references mean and refer to this plan of arrangement.

          Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2 Interpretation Not Affected By Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3 Gender and Number. Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4 Date for Any Action. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References — Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6 Currency. All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II

ARRANGEMENT AGREEMENT

Section 2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, and has been authorized by the Special Resolution, which resolution authorizes this Arrangement and certain related transactions which related transactions have been completed on the Business Day immediately prior to the Effective Date.

ARTICLE III

ARRANGEMENT

Section 3.1 Arrangement. Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

each Bema Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Kinross, in consideration for a debt claim against Kinross in an amount determined and payable in accordance with Article V hereof, and the name of such holder will be removed from the register of holders of Bema Common Shares, and Kinross will be recorded as the registered holder of the Bema Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Bema Common Shares free and clear of any liens, claims or encumbrances;

(b)	each Bema Common Share outstanding immediately prior to the Effective Time held by a Bema Shareholder (other than Dissenting Shareholders), shall be transferred by the holder thereof to Kinross in exchange for the Share Consideration and Kinross shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)

each Bema Option outstanding immediately prior to the Effective Time, whether vested or not, shall be exchanged for a fully-vested option granted by Kinross (a ‘‘Kinross Replacement Option’’) to acquire the number of Kinross Common Shares equal to the product of: (A) the number of Bema Common Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Common Share plus the portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash for each Bema Common Share that such holder was entitled to receive under its Bema Option, provided that if the foregoing would result in the issuance of a fraction of a Kinross Common Share, then the number of Kinross Common Shares otherwise issued shall be rounded down to the nearest whole number of Kinross Common Shares and the exercise price per Kinross Common Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one- hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Common Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent) . Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee who is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date on which the employee ceases to be an employee or the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall meet the requirements under subsection 7(1.4) of the Tax Act;

(d)

in accordance with the terms of the Bema Warrants and Bema Convertible Debentures, each holder of a Bema Warrant and Bema Convertible Debenture outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Debenture, as the case may be, in accordance with its terms, and shall accept in lieu of each Bema Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)	Kinross shall transfer all of the Bema Common Shares held by Kinross to Kinross Subco in exchange for 9,999,999 common shares of Kinross Subco

(f)	Bema shall distribute all of the outstanding shares of Bema Vendorco to Kinross Subco as a dividend in kind;

(g)	the stated capital account maintained by Bema for the Bema Common Shares shall be reduced to be $1.00 without any repayment of capital in respect thereof; and

(h)	Kinross Subco and Bema shall be amalgamated to form Amalco and continue as one corporation under the CBCA on the terms prescribed in this Plan of Arrangement (the ‘‘Amalgamation’’) and:

(i)

the property of each Amalgamating Corporation shall continue to be the property of Amalco and Amalco shall continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(ii) an existing cause of action, claim or liability to prosecution is unaffected;

(iii) a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(iv) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)

the Articles of Arrangement shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 104(1) of the CBCA, the Certificate of Arrangement shall be deemed to be the certificate of incorporation of Amalco;

(vi)	all issued and outstanding Bema Common Shares shall be cancelled without any repayment of capital in respect thereof; and

(vii)

all issued and outstanding common shares of Kinross Subco shall be cancelled and Kinross shall receive on the Amalgamation one Amalco Common Share for each common share of Kinross Subco previously held.

Section 3.2 Post-Effective Time Procedures

(a)

On or immediately prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Kinross Common Shares and cash required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for Former Bema Shareholders for distribution to such Former Bema Shareholders in accordance with the provisions of Article VI hereof.

(b)

In accordance with the provisions of Article VI hereof, Former Bema Shareholders shall be entitled to receive delivery of the certificates representing Kinross Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.1(b) hereof.

(c)

An Eligible Holder whose Bema Common Shares are exchanged for Kinross Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a ‘‘Section 85 Election’’) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Kinross, within 90 days after the Effective Date, duly completed with the details of the number of Bema Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Kinross shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Bema Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Bema, Kinross nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Kinross or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Kinross will promptly deliver or caused to be delivered a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant federal tax election forms (and the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3 No Fractional Kinross Common Shares. No fractional Kinross Common Shares shall be issued to Former Bema Shareholders in connection with this Plan of Arrangement. The number of Kinross Common Shares to be issued to Former Bema Shareholders shall be rounded up to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Kinross Common Share and shall be rounded down to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Bema Common Share.

Section 3.4 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Kinross, (ii) Bema, (iii) all Former Bema Shareholders, and (iv) all holders of Bema Options, Bema Warrants and Bema Convertible Debentures.

ARTICLE IV

AMALCO

Section 4.1 Name. The name of Amalco shall be EastWest Gold Corporation or such other name as may be assigned to Amalco or determined by Kinross.

Section 4.2 Registered Office. The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of Amalco shall be 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Section 4.3 Authorized Capital. Amalco shall be authorized to issue an unlimited number of common shares (being the Amalco Common Shares) and an unlimited number of preferred shares issuable in series (being the Amalco Preferred Shares).

Section 4.4 Share Provisions. The rights, privileges, restrictions and conditions attaching to the Amalco Common Shares shall be as follows:

(a)

Voting. Holders of Amalco Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Common Shares who are entitled to vote separately as a class or series at such meeting.

(b)

Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Common Shares, holders of Amalco Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(c)

Liquidation. In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Common Shares, be entitled to receive the remaining property and assets of Amalco.

          The Amalco Preferred Shares shall have the rights, privileges and restrictions and conditions set out in Appendix I hereto.

Section 4.5 Restrictions on Transfer. There shall be restrictions upon the right to transfer Amalco Common Shares and approval of either the board of directors of Amalco or the shareholders of Amalco (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.6 Stated Capital. The stated capital account maintained by Amalco for the Amalco Common Shares shall, immediately after the Amalgamation, be an amount equal to the aggregate of the stated capital account maintained by Kinross Subco in respect of the common shares of Kinross Subco immediately prior to the step in subsection 3.1(h), being the amalgamation of Kinross Subco and Bema.

Section 4.7 Directors and Officers

(a)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

(b)

Initial Directors. The number of directors on the board of directors shall initially be set at four. The initial directors of Amalco immediately following the Amalgamation shall be the persons whose names and municipalities of residence appear below:

Name	Municipality of Residence
Hugh Agro	Oakville, Ontario
Timothy Clive Baker	Toronto, Ontario
Thomas M. Boehlert	Toronto, Ontario
Geoffrey P. Gold	Toronto, Ontario

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 4.7(a) may be determined from time to time by resolution of the directors. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

(c)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title

Tim Baker	President
Chris Hill	Treasurer
Shelley Riley	Secretary

Section 4.8 Business and Powers. There shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise.

Section 4.9 By-Laws. The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Kinross Subco.

Section 4.10 Charging Power. Without restricting any of the powers and capacities of Amalco, whether under the CBCA or otherwise, Amalco may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of Amalco (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE V

DISSENT PROCEDURES

Section 5.1 Rights of Dissent. Registered Bema Shareholders may exercise rights of dissent with respect to their Bema Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article V (the ‘‘Dissent Rights’’), provided that written notice setting forth such a registered Bema Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by Bema not later than 5:00 p.m. (Vancouver time) on January 26, 2007 or 5:00 p.m. (Vancouver time) on the Business Day which is two Business Days preceding the date of any adjourned or postponed Bema Meeting. Bema Shareholders who duly exercise their Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Bema Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Bema Common Shares to Kinross as of the Effective Time as set out in subsection 3.1(a) hereof and in consideration for a debt claim against Kinross to be paid the fair value of such Bema Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Bema Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Bema Shareholder.

Section 5.2 Recognition of Dissenting Shareholders. From and after the Effective Time, in no case shall Kinross, Kinross Subco, Bema, Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of Bema Common Shares or as a holder of any securities of any of Kinross, Kinross Subco, Bema or Amalco or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Bema Common Shares.

ARTICLE VI

DELIVERY OF KINROSS COMMON SHARES

Section 6.1 Delivery of Kinross Common Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for Kinross

Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Bema Common Shares formerly represented by such certificate under the CBCA and the by-laws of Bema and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Bema Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 6.1(a) hereof.

Section 6.2 Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Kinross Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the Kinross Common Shares and the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Kinross Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Kinross Common Shares, give a bond satisfactory to Kinross and the Depositary in such amount as Kinross and the Depositary may direct, or otherwise indemnify Kinross and the Depositary in a manner satisfactory to Kinross and the Depositary, against any claim that may be made against Kinross or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Amalco.

Section 6.3 Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to Kinross Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Bema Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Kinross Common Shares.

Section 6.4 Withholding Rights. Kinross and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Bema Shareholder such amounts as Kinross or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Bema Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.5 Limitation and Proscription. To the extent that a Former Bema Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date which is six years after the Effective Date (the ‘‘final proscription date’’), then the Kinross Common Shares which such Former Bema Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Kinross Common Shares, together with the cash consideration to which such Former Bema Shareholder was entitled to receive shall be delivered to Kinross by the Depositary for cancellation and shall be cancelled by Kinross, and the interest of the Former Bema Shareholder in such Kinross Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VII

AMENDMENTS

Section 7.1 Amendments to Plan of Arrangement

(a)

Kinross and Bema reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Kinross and Bema, (iii) filed with the Court and, if made following the Bema Meeting, approved by the Court, and (iv) communicated to Former Bema Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bema at any time prior to the Bema Meeting provided that Kinross shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bema Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bema Meeting shall be effective only if (i) it is consented to in writing by each of Kinross and Bema, and (ii) if required by the Court, it is consented to by holders of the Bema Common Shares voting in the manner directed by the Court.

APPENDIX I

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO PREFERRED SHARES

1.	One or More Series — The preferred shares may at any time and from time to time be issued in one or more series.

2.

Terms of Each Series — Subject to the Canada Business Corporations Act, the directors may fix, before the issue thereof, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

3.

Ranking of Preferred Shares — The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of any series is not paid in full, the preferred shares of such series shall participate rateably with the preferred shares of every other series in respect of all such dividends and amounts.

4.

Series I Preferred Shares — The first series of preferred shares shall consist of an unlimited number of shares and shall be designated as Series I Preferred Shares (the ‘‘Series I Preferred Shares’’). The rights, privileges, restrictions and conditions attaching to the Series I Preferred Shares are as follows:

	(a)	Definitions

In these share conditions, the following words and phrases shall have the following meanings:

(i) ‘‘redemption price’’ of each preferred share means the sum of $1.00; and

(ii) ‘‘Act’’ means the Canada Business Corporations Act.

	(b)	Voting Rights

Subject to the Act, the holders of the Series I Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

	(c)	Dividends

Subject to the Act, the holders of the Series I Preferred Shares shall, in each financial year of the Corporation, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, preferential non-cumulative cash dividends in such amount(s) and/or at such rate(s) as the board of director may in its discretion determine from time to time, payable in one or more instalments. The holders of the Series I Preferred Shares shall not be entitled to any dividends other than as provided for herein.

	(d)	Redemption at Option of Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued Series I Preferred Shares on payment for each share to be redeemed of the redemption price plus any dividends declared but unpaid thereon. Unless all the holders of the Series I Preferred Shares to be redeemed shall have waived notice of such redemption, the Corporation shall give not less than 5 days’ notice in writing of such redemption, specifying the date and place of redemption. If such notice is given or waived, and the redemption price plus any dividends declared but unpaid thereon is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive payment of the redemption price plus any dividends declared but unpaid thereon.

(e)	Redemption at Option of Holder

(i)

General — Subject to the Act, a holder of any Series I Preferred Shares shall be entitled to require the Corporation to redeem the whole or any part of the Series I Preferred Shares registered in the name of such holder on the books of the Corporation.

(ii)

Notice — A holder of such shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Series I Preferred Shares registered in the name of such holder redeemed by the Corporation and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the ‘‘redemption date’’), together with the share certificates, if any, representing the Series I Preferred Shares which the registered holder desires to have the Corporation redeem.

(iii)

Redemption Procedure — Upon receipt of such request and share certificates, the Corporation shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in Canada of one of the Corporation’s bankers for the time being. If a part only of the Series I Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by the Corporation.

(iv)

Cessation of Rights — The Series I Preferred Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.

(f)	Distribution Rights

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series I Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.

(g)	Variation of Rights

The holders of the Series I Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles:

	(i)	to increase or decrease any maximum number of authorized shares of such class or series;

	(ii)	to increase any maximum number of authorized shares of any other class or series having rights or privileges equal or superior to the shares of such class or series;

	(iii)	to effect an exchange, reclassification or cancellation of the shares of such class or series; or

	(iv)	to create a new class of shares equal or superior to the shares of such series.

SCHEDULE E

FAIRNESS OPINIONS OF BMO NESBITT BURNS

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

Tel : (604) 443-1431
Fax : (604) 443-1408

December 20, 2006

Bema Gold Corporation
Suite 3100, 595 Burrard Street
Vancouver, British Columbia
V7X 1J1

To the Special Committee:

          We understand that Bema Gold Corporation (the ‘‘Company’’) is contemplating a transaction (the ‘‘Transaction’’) with Kinross Gold Corporation (‘‘Kinross’’) pursuant to a which, among other things, the holders of common shares of the Company will receive for each common share of the Company held 0.4447 of a common share of Kinross plus $0.01 in cash (collectively, the ‘‘Share Consideration’’). We understand that the Transaction is proposed to be effected, among other things, by way of a court-approved plan of arrangement (the ‘‘Arrangement’’) under the Canada Business Corporations Act. We understand further that the board of directors (the ‘‘Board of Directors’’) of the Company has appointed a special committee (the ‘‘Special Committee’’) to review the proposed Transaction and related matters.

          The terms and conditions of the Transaction will be summarized in an information circular to be mailed to holders of the Company’s common shares in connection with a special meeting of the shareholders of the Company to be held to consider and, if deemed advisable, approve the Transaction. The implementation of the Transaction will be conditional, upon among other things, the approval of the Transaction by at least 66 2 / 3 % of the votes cast by the holders of the Company’s common shares.

          The terms and conditions of, and other matters relating to, the Transaction are set forth in an arrangement agreement between the Company and Kinross (the ‘‘Arrangement Agreement’’).

          BMO Nesbitt Burns Inc. (together with its affiliates, ‘‘BMO NBI’’) has been retained to provide financial advice to the Special Committee, including our opinion (the ‘‘Opinion’’) as to the fairness, from a financial point of view, of the Share Consideration offered pursuant to the Transaction to the shareholders of the Company other than Kinross.

Engagement of BMO NBI

          The Special Committee initially contacted BMO NBI regarding a potential advisory assignment on November 3, 2006. BMO NBI was formally engaged by the Special Committee pursuant to a letter agreement dated December 19, 2006 (the ‘‘Engagement Agreement’’).

          Pursuant to the terms of the Engagement Agreement, BMO NBI has agreed to provide the Special Committee with various advisory services in connection with the Transaction, including, among other things, the provision of the Opinion.

          BMO NBI will receive a fee for its services under the Engagement Agreement (including delivery of the Opinion). In addition, BMO NBI is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company as described in the indemnity that forms part of the Engagement Agreement.

Credentials of BMO NBI

          BMO NBI is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NBI has been a financial advisor in a significant number of transactions throughout

North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

          The opinion expressed herein represents the opinion of BMO NBI, the form and content of which have been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

Independence of BMO NBI

          BMO NBI is not an associated or affiliated entity or issuer insider (as such terms are defined in the Securities Act (Ontario) or the rules or policies promulgated thereunder) of the Company, Kinross, B2Gold Corp., or any of their respective subsidiaries, associates or affiliates (collectively, the ‘‘Interested Parties’’) and is not an advisor to any person or company other than the Special Committee with respect to the matters set forth herein and described in the Engagement Agreement.

          Neither BMO NBI, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as an underwriter to the Company in connection with three separate equity financings which closed on November 17, 2004, October 5, 2005, September 7, 2006, respectively; and (iii) acting as financial advisor to Kinross in connection with rendering an opinion dated October 11, 2005 regarding the Kassandra Assets.

          Other than as set forth above, there are no understandings, agreements or commitments between BMO NBI and any of the Interested Parties with respect to any future business dealings. BMO NBI may however, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, BMO NBI may actively trade the securities of the Interested Parties for its own account and for the accounts of BMO NBI customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has or may receive compensation. As an investment dealer, BMO NBI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Transaction.

Scope of Review

          In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	a definitive draft of the Arrangement Agreement;

b)

definitive drafts of the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and a term sheet for the Joint Venture Agreement (all as defined in the Arrangement Agreement) and the transactions contemplated thereunder pursuant to which certain property and rights are to be transferred to B2Gold Corp. in exchange for the consideration described in such agreements and term sheet;

c)	internal management forecasts prepared by or on behalf of the Company and Kinross;

d)	certain other internal information prepared by or on behalf of the Company and Kinross, concerning the business, operations, assets, liabilities and prospects of the Company and Kinross, respectively;

e)	discussions with the management of the Company concerning the Company’s current business plan, its financial condition and its future business prospects;

f)	discussions with the management of the Company concerning the internal management forecasts prepared by or on behalf of Kinross;

g)	a due diligence session conducted with the management of the Kinross concerning Kinrsoss’ current business plan, its financial condition and its future business prospects;

h)	a definitive draft of the management information circular relating to the meeting to be convened to consider the Transaction;

i)	public information relating to the business, financial condition and trading history of the Company, Kinross and other selected public issuers we considered relevant;

j)	information with respect to selected precedent transactions we considered relevant;

k)

letters of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company; and

l)

such other information, investigations, analyses and discussions (including discussions with the management of the Company, and other third parties) as we considered necessary or appropriate in the circumstances.

          BMO NBI has not, to the best of its knowledge, been denied access by the Company to any information under their control requested by BMO NBI.

Assumptions and Limitations

          We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company, Kinross, or any of their respective securities or assets, and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or Kinross may trade at any future date. BMO NBI was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

          With your approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Company, or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Interested Parties and the Transaction, or otherwise obtained by us pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

          With respect to forecasts, projections, estimates and/or budgets provided to BMO NBI and used in its analyses, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of the Company, are (or were at the time and continue to be) reasonable in the circumstances.

          Senior officers of the Company have represented to BMO NBI in a certificate delivered as of the date hereof, among other things, that (i) the information, data, representations and other material (financial and otherwise) (the ‘‘Information’’) provided by or on behalf of the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, consultants, advisors and representatives, either orally or in writing, to BMO NBI or obtained by BMO NBI from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to BMO NBI, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction and did not and does not omit to state a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO NBI, except as disclosed in writing to BMO NBI, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, or any of its subsidiaries, associates or affiliates.

          In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the information relating to the Interested Parties, and the Transaction is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market, economic and geopolitical conditions and other matters, many of which are beyond the control of the Interested Parties.

          The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Kinross, as applicable, as they are reflected in the Information and as they were represented to us in our discussions with the management of the Company.

          The Opinion is provided to the Special Committee and the Board of Directors for their exclusive use only and may not be relied upon by any other person. Except as contemplated in the Engagement Letter, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

          BMO NBI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO NBI after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO NBI reserves the right to change, modify or withdraw the Opinion.

          The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO NBI believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

          The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of the Opinion. The Opinion should not be construed as a recommendation to vote in favour of the Transaction.

Fairness Methodology

          BMO NBI performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

          In considering the fairness, from a financial point of view, of the Share Consideration offered pursuant to the Transaction, we considered whether the expected value of the Share Consideration fell within a range of fair values for the common shares of the Company in the context of a change of control transaction. To determine a range of fair values for the common shares of the Company in the context of a change of control transaction, we considered the expected trading range of the common shares of the Company on a standalone basis relative to the current and historical trading range of the common shares of the Company, and examined takeover premiums and valuation multiples paid in a selection of comparable change of control transactions in the mining sector, which we considered appropriate. To determine the expected value of the Share Consideration, we considered the expected trading range of the common shares of Kinross after the completion of the Transaction on a fully settled basis relative to the current and historical trading range of the common shares of Kinross. In considering the expected trading range of the common shares of the Company and the common shares of Kinross, we examined market valuation metrics applicable to a selection of comparable publicly-traded mining companies which we considered appropriate, including: price to net asset value multiples and enterprise value to EBITDA (earnings before interest, taxes, and depreciation and amortization) multiples. In selecting the appropriate comparable publicly-traded mining companies for our analysis we considered, among other things, the following comparative metrics: production scale, production growth, life of mine cash costs, resource base, asset concentration, geopolitical risk profile, enterprise value, market capitalization, and trading liquidity.

Conclusion

          Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the Share Consideration offered pursuant to the Transaction is fair, from a financial point of view, to the shareholders of the Company other than Kinross.

Yours truly,

BMO NESBITT BURNS INC.

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

Tel : (604) 443-1431
Fax : (604) 443-1408

December 20, 2006

Bema Gold Corporation
Suite 3100, 595 Burrard Street
Vancouver, British Columbia
V7X 1J1

To the Special Committee:

          We understand that Bema Gold Corporation (the ‘‘Company’’) is contemplating a transaction (the ‘‘Transaction’’) with Kinross Gold Corporation (‘‘Kinross’’) pursuant to which, among other things, the holders of common shares of the Company will receive for each common share of the Company held 0.4447 of a common share of Kinross plus $0.01 in cash. We understand that the Transaction is proposed to be effected, among other things, by way of a court-approved plan of arrangement (the ‘‘Arrangement’’) under the Canada Business Corporations Act.

          The terms and conditions of, and other matters relating to, the Transaction are set forth in an arrangement agreement between the Company and Kinross (the ‘‘Arrangement Agreement’’).

          At or prior to the closing of the Transaction, we understand that the Company, Kinross and certain of their respective subsidiaries will, as applicable, enter into the B2Gold Purchase and Sale Agreement, the Joint Venture Agreement and the Russian Properties Agreement (all as defined in the Arrangement Agreement) (collectively, the ‘‘B2Gold Agreements’’) with a new corporation, B2Gold Corp. (‘‘B2Gold’’) established under the laws of British Columbia by certain members of the Company’s management pursuant to which certain property and rights (the ‘‘Transferred Property’’) will be transferred to B2Gold in exchange for the consideration (the ‘‘Consideration’’) described in the B2Gold Agreements.

          We understand further that the board of directors (the ‘‘Board of Directors’’) of the Company has appointed a special committee (the ‘‘Special Committee’’) to review the proposed Transaction and related matters.

          BMO Nesbitt Burns Inc. (together with its affiliates, ‘‘BMO NBI’’) has been retained to provide financial advice to the Special Committee, including our opinion (the ‘‘Opinion’’) as to the fairness, from a financial point of view, to the Company of the Consideration offered by B2Gold to the Company for the Transferred Property.

Engagement of BMO NBI

          The Special Committee initially contacted BMO NBI regarding a potential advisory assignment on November 3, 2006. BMO NBI was formally engaged by the Special Committee pursuant to a letter agreement dated December 19, 2006 (the ‘‘Engagement Agreement’’).

          Pursuant to the terms of the Engagement Agreement, BMO NBI has agreed to provide the Special Committee with various advisory services in connection with the Transaction, including, among other things, the provision of the Opinion.

          BMO NBI will receive a fee for its services under the Engagement Agreement (including delivery of the Opinion). In addition, BMO NBI is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company as described in the indemnity that forms part of the Engagement Agreement.

Credentials of BMO NBI

          BMO NBI is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NBI has been a financial advisor in a significant number of transactions throughout

North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

          The opinion expressed herein represents the opinion of BMO NBI, the form and content of which have been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

Independence of BMO NBI

          BMO NBI is not an associated or affiliated entity or issuer insider (as such terms are defined in the Securities Act (Ontario) or the rules or policies promulgated thereunder) of the Company, Kinross, B2Gold, or any of their respective subsidiaries, associates or affiliates (collectively, the ‘‘Interested Parties’’) and is not an advisor to any person or company other than the Special Committee with respect to the matters set forth herein and described in the Engagement Agreement.

          Neither BMO NBI, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as an underwriter to the Company in connection with three separate equity financings which closed on November 17, 2004, October 5, 2005, September 7, 2006, respectively; and (iii) acting as financial advisor to Kinross in connection with rendering an opinion dated October 11, 2005 regarding the Kassandra Assets.

          Other than as set forth above, there are no understandings, agreements or commitments between BMO NBI and any of the Interested Parties with respect to any future business dealings. BMO NBI may however, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, BMO NBI may actively trade the securities of the Interested Parties for its own account and for the accounts of BMO NBI customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has or may receive compensation. As an investment dealer, BMO NBI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, the Transaction and the B2Gold Agreements and the parties thereto.

Scope of Review

          In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	a definitive draft of the Arrangement Agreement;

b)	definitive drafts of the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and a term sheet for the Joint Venture Agreement, and the schedules thereto;

c)

a lease agreement between BTC Properties II Ltd. and the Great-West Life Assurance Company and Bema Gold Corporation dated November 27, 2002, as amended November 18, 2004, in connection with space leased on the 31st and 32nd floors of 595 Burrard Street in Vancouver, British Columbia (the ‘‘Lease’’);

d)	discussions with the management of the Company concerning the Transferred Property, the Consideration and select precedent transactions we considered relevant;

e)	a definitive draft of the management information circular relating to the meeting to be convened to consider the Transaction;

f)	public information relating to the Transferred Property;

g)	information with respect to selected precedent transactions we considered relevant;

h)

letters of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company; and

i)

such other information, investigations, analyses and discussions (including discussions with the management of the Company, and other third parties) as we considered necessary or appropriate in the circumstances.

          BMO NBI has not, to the best of its knowledge, been denied access by the Company to any information under their control requested by BMO NBI.

Assumptions and Limitations

          We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company, Kinross, or any of their respective securities or assets (including all or any part of the Transferred Property), and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or Kinross may trade at any future date. BMO NBI was similarly not engaged to review any legal, tax or accounting aspects of the Transaction or the B2Gold Agreements.

          With your approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Company, or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to the the Transaction, the B2Gold Agreements, and the parties thereto or otherwise obtained by us pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

          With respect to forecasts, projections, estimates and/or budgets provided to BMO NBI and used in its analyses, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of the Company, are (or were at the time and continue to be) reasonable in the circumstances.

          Senior officers of the Company have represented to BMO NBI in a certificate delivered as of the date hereof, among other things, that (i) the information, data, representations and other material (financial and otherwise) (the ‘‘Information’’) provided by or on behalf of the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, consultants, advisors and representatives, either orally or in writing, to BMO NBI or obtained by BMO NBI from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction (including, without limitation, the B2Gold Agreements), for the purpose of preparing the Opinion was, at the date such Information was provided to BMO NBI, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction and did not and does not omit to state a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Transaction or any other related transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO NBI, except as disclosed in writing to BMO NBI, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, or any of its subsidiaries, associates or affiliates.

          In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Transaction and the B2Gold Agreements will be met and that the information relating to the the Transaction, the B2Gold Agreements and the parties thereto is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market, economic and geopolitical conditions and other matters, many of which are beyond the control of the Interested Parties.

          The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Kinross, as applicable, as they are reflected in the Information and as they were represented to us in our discussions with the management of the Company.

          The Opinion is provided to the Special Committee and the Board of Directors for their exclusive use only and may not be relied upon by any other person. Except as contemplated in the Engagement Letter, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

          BMO NBI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO NBI after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO NBI reserves the right to change, modify or withdraw the Opinion.

          The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO NBI believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

          The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of the Opinion. The Opinion should not be construed as a recommendation to vote in favour of the Transaction.

Fairness Methodology

          BMO NBI performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

          In considering the fairness, from a financial point of view, of the Consideration offered by B2Gold to the Company for the Transferred Property, we considered whether a range of expected values for the Consideration exceeded the expected value of the Transferred Property. To determine the expected value of the Transferred Property, we considered the values paid in a selection of recent arm’s length transactions involving certain of the properties and rights to be transferred to B2Gold, the expected value of the option to purchase 17,935,310 common shares of Consolidated Puma Minerals Corp. using the Black-Scholes option pricing model and the estimated market value of the Lease. To determine a range of expected values for the Consideration, we calculated the present value of the Consideration using a range of discount rates.

Conclusion

          Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the Consideration offered by B2Gold to the Company for the Transferred Property is fair, from a financial point of view, to the Company.

Yours truly,

BMO NESBITT BURNS INC.

SCHEDULE F

INTERIM ORDER

Court File No. 06-CL-6805

ONTARIO
SUPERIOR COURT OF JUSTICE--COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY THE 22nd
	)	
MR. JUSTICE SIDNEY N. LEDERMAN	)	DAY OF DECEMBER, 2006

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BEMA GOLD CORPORATION AND KINROSS GOLD CORPORATION

BEMA GOLD CORPORATION

Applicant

INTERIM ORDER

THIS MOTION, made by the Applicant, Bema Gold Corporation ("**Bema**") for an interim order for advice and directions of the Court in connection with an application (the "**Application**") to approve an arrangement under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. c-44, as amended (the "**CBCA**"), including as to service, was heard this day at 330 University Avenue, Toronto.

UPON READING the Notice of Application, the Notice of Motion, the affidavit of Roger Richer, sworn December 20, 2006 and the exhibits thereto (the "**Richer Affidavit**"), and upon being advised that Bema and Kinross Gold Corporation ("**Kinross**") intend to rely upon the securities registration exemption found in section 3(a)(10) of the United States Securities Act, 1933.

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AND UPON BEING ADVISED that the staff of the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on the Application, and on hearing the submissions of counsel for Bema in the presence of counsel for Kinross.

THIS COURT makes the following order (the "**Interim Order**") under section 192 of the CBCA and the *Rules of Civil Procedure*:

DEFINITIONS

1. **THIS COURT ORDERS** that all capitalized terms not defined in this Interim Order shall have the meanings ascribed thereto in the draft information circular of Bema (the "**Circular**") attached as Exhibit "**A**" to the Richer Affidavit, including the schedules thereto.

SPECIAL MEETING

2. **THIS COURT ORDERS** that Bema is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") on January 30, 2007 or such later date as determined by the Chairman, President and Chief Executive Officer of Bema of the holders (the "**Shareholders**") of the common shares of Bema (the "**Common Shares**"), as set forth in the securities register of the Corporation to, among other things, consider and, if deemed advisable, to pass, with or without variation, the special resolution (the "**Special Resolution**") to approve, among other things, the Arrangement substantially in the form set forth in the plan of arrangement, which is attached as Schedule "D" to the Circular (the "**Plan of Arrangement**").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the Notice of Meeting (the "**Notice**"), which forms part of the Circular, the CBCA, and the articles and by-laws of Bema (including the

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quorum requirements thereof), subject to the terms of this Interim Order and any further Order of this Honourable Court.

4. **THIS COURT ORDERS** that Bema may also transact such other business as is described in the Circular or as otherwise may be properly brought before the Meeting.

PERMITTED ATTENDEES

5. **THIS COURT ORDERS** that the only persons entitled to attend the Meeting shall be:

   (a) Shareholders or their respective proxyholders;

   (b) Bema directors, officers, auditors and advisors;

   (c) Representatives of Kinross and its auditors and advisors;

   (d) The CBCA Director or a representative of the CBCA Director; and

   (e) Other persons with the permission of the Chair of the Meeting;

6. **THIS COURT ORDERS** that the only persons entitled to vote at the Meeting shall be the Shareholders registered in Bema's shareholders register as at the close of business on the Record Date (as defined in paragraph 12 herein), or their respective proxyholders (the "**Registered Shareholders**"), subject to the provisions of the CBCA and any further Order of this Court.

AMENDMENTS

7. **THIS COURT ORDERS** that Bema is authorized, subject to the terms of the "**Arrangement Agreement**" (included in Schedule "C" to the Circular), to amend, revise or supplement the Plan of Arrangement.

8. **THIS COURT ORDERS** that the Plan of Arrangement, including any amendments, revisions or supplements thereto, shall be the Plan of

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Arrangement to be submitted to the Meeting and the subject of the Special Resolution.

9. **THIS COURT ORDERS** that notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated by press release, news release, newspaper advertisement or by notice sent to the Bema Shareholders by any of the means set forth in paragraphs 13 to 15 herein as determined to be the most appropriate method of communication by Bema.

ADJOURNMENTS AND POSTPONEMENTS

10. **THIS COURT ORDERS** that Bema, if it deems advisable and subject to the terms of the Arrangement Agreeement, is specifically authorized to adjourn or to postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Registered Shareholders respecting the adjournment or postponement.

11. **THIS COURT ORDERS** that, subject to any further Order of this Court, notice of any such adjournment or postponement shall be given by such method as Bema may determine is appropriate in the circumstances.

RECORD DATE

12. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determining the Shareholders entitled to receive the Notice, the Notice of Application, the Circular, form of proxy and the Letter of Transmittal (collectively, the "**Meeting Materials**") shall be the close of business on December 6, 2006.

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NOTICE OF MEETING

13. **THIS COURT ORDERS** that the Meeting Materials with such amendments, additional communications or documents as counsel for Bema may advise are necessary or desirable, provided such amendments, communications or documents are not inconsistent with this Interim Order, shall be disseminated, distributed, sent by one or more of the following methods not less than 21 days prior to the Meeting:

(a) to Registered Shareholders:

(i) by prepaid ordinary mail, addressed to each Registered Shareholder at his, her or its address, as shown on the security registers of Bema as at the Record Date; or

(ii) by delivery, in person or by courier service, to the addresses specified in paragraph 13(a)(i) above;

(b) to Shareholders who are not Registered Shareholders by Bema complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators; and

(c) to the directors and auditors of Bema and to the Director appointed under the CBCA by e-mail, courier or delivery in person.

14. **THIS COURT ORDERS** that the Notice of Application, this Interim Order and the Circular shall be given to:

(a) holders of options to purchase Common Shares as of the Record Date; and

(b) holders of warrants to purchase Common Shares as of the Record Date

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by delivery of the Notice of Application, this Interim Order and the Circular by any method permitted for service to Registered Shareholders or the directors and auditors of Bema set forth respectively in paragraph 13 herein, provided that delivery shall not be given by e-mail to holders of options or warrants unless requested by the recipient.

15. **THIS COURT ORDERS** that notice of this Application shall be given to the holders of notes issued pursuant to a trust deed dated February 25, 2004 between Bema and BNY Trust Company of Canada, in accordance with the terms of such notes, by publication of an advertisement in a leading newspaper having general circulation in Luxembourg or, if advertisement in such publication is not practical, then in a leading English daily newspaper having general circulation in Europe.

16. **THIS COURT ORDERS** that substantial compliance with paragraphs 13 to 15 this Order shall constitute good and sufficient notice of the Meeting and notice and service of the Notice of Application.

17. **THIS COURT ORDERS** that the accidental omission or delay in giving notice of the Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Meeting but if any such failure or omission is brought to the attention of Bema, then Bema shall use its best efforts to rectify it by the method and in the time most practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

18. **THIS COURT ORDERS** that service for the purposes of this Interim Order and the Application shall be deemed effective, under Rules 16 and 17 of the *Rules of Civil Procedure*:

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(a) in the case of mailing, three days after deposit with Canada Post Corporation;

(b) in the case of delivery in person, upon receipt thereof by the intended addressee;

(c) in the case of delivery by courier, one Business Day after receipt by the courier;

(d) in the case of facsimile or e-mail transmission, upon obtaining a delivery receipt confirming the transmission thereof;

(e) in the case of advertisement, upon the date of publication thereof; and

(f) in all such cases, leave is granted for service outside Ontario to the extent such leave is required.

FORMS OF PROXY

19. **THIS COURT ORDERS** that Bema is authorized to use the form of proxy, substantially in the form accompanying the Circular, subject to Bema's ability to insert dates and other relevant information in the final form of proxy, together with such amendments as counsel for Bema may advise are necessary or desirable, provided such amendments are not inconsistent with this Interim Order. The procedure for the use of proxies at the Meeting shall be as set out in the Circular.

20. **THIS COURT ORDERS** that Bema is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms or personal or electronic communication as they may determine.

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21. **THIS COURT ORDERS** that Kinross is authorized, subject to the terms of the Arrangement Agreement, to solicit proxies in favour of the Arrangement on behalf of management of Bema.

22. **THIS COURT ORDERS** that Bema may, in its discretion, waive generally the time limits for the deposit of proxies by the Registered Shareholders, if Bema deems it advisable to do so.

VOTING

23. **THIS COURT ORDERS** that the Meeting shall be a single meeting of Shareholders who shall vote together as a single class and that votes shall be taken at the Meeting on the basis of one vote per Common Share. For this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast. However, proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Special Resolution.

24. **THIS COURT ORDERS** that subject to further Order of this Court, the vote required to pass the Special Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast on the Special Resolution by the Shareholders present in person or represented by proxy at the Meeting, including a simple majority of the votes cast on the Special Resolution by shareholders present in person or represented by proxy at the Meeting who are not officers or directors of Bema who will participate in B2Gold (as defined in the Circular) and any related parties or other parties required to be excluded from voting for purposes of compliance with Ontario Securities Commission Rule 61-501 and the Québec Autorité des Marchés Financiers Policy Q-27.

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DISSENT RIGHTS

25. **THIS COURT ORDERS** that each Registered Shareholder shall be entitled to exercise rights of dissent with respect to the Special Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Special Resolution referred to in subsection 190(5) of the CBCA must be received by Bema not later than 5 p.m. (Vancouver time) on January 26, 2007 or the Business Day which is two Business Days preceding the date of any adjourned or postponed Bema Meeting.

26. **THIS COURT ORDERS** that any Registered Shareholders who exercise their rights of dissent referred to in paragraph 25 herein (the "Dissenting Shareholders") and who:

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27. **THIS COURT ORDERS** that from and after the Effective Time the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares and in no case shall any person be required to recognize a Dissenting Shareholder (whether or not ultimately entitled or not, to be paid fair value for their Bema Common Shares) as a holder of Common Shares or as a holder of any securities of any of Bema, Kinross, "**Kinross Subco**", or "**Amalco**" (as defined in the Plan of Arrangement) or any of their respective subsidiaries.

SANCTION HEARING AND SERVICE OF COURT MATERIALS

28. **THIS COURT ORDERS** that upon approval of the Arrangement by the Shareholders in the manner set forth in this Interim Order, Bema may apply to this Honourable Court for approval of the Arrangement (the "**Approval Hearing**").

29. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order, in accordance with paragraphs 13 to 15 of this Interim Order, shall constitute good and sufficient service of such Notice of Application for the hearing of the Application and no other form of service need be made and no other material need be served on such persons in respect of these proceedings unless a notice of appearance is served in accordance with paragraph 30 at least three "**Business Days**" (as defined in the Circular) before the hearing of the Application.

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30. **THIS COURT ORDERS** that the only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and to be heard thereon, shall be (a) solicitors for Bema, (b) solicitors for Kinross, and (c) persons who have delivered a notice of appearance in accordance with the *Rules of Civil Procedure*, including service of said notice on Bema's solicitors, Stikeman Elliott LLP, Commerce Court West, Suite 5300, P.O. Box 85, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Eliot N. Kolers and Timothy M. Banks.

PRECEDENCE

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares or the articles or by-laws of Bema, this Interim Order shall govern.

VARIANCE

32. **THIS COURT ORDERS** that Bema shall be entitled, at any time, to bring a motion to amend or vary this Interim Order, subject to the terms of the Arrangement Agreement.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO

DEC 2 2 2006

PER/PAR

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Court File No. 06-CL-6805

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BEMA GOLD CORPORATION

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding Commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637

Timothy M. Banks LSUC#: 45327N
Tel: (416) 869-5216
Fax: (416) 947-0866

Solicitors for the Applicant

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SCHEDULE G

NOTICE OF APPLICATION

Court File No. 06-CL-6805

ONTARIO
SUPERIOR COURT OF JUSTICE--COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BEMA GOLD CORPORATION AND KINROSS GOLD CORPORATION

BEMA GOLD CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on **January 31, 2007 at 10:00 a.m.**, or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario and thereafter as directed by the Court.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of

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service, in the court office where the Application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: December 19, 2006

Issued by: Tara Strack
Local registrar

Address of court office:
393 University Avenue
10th Floor
Toronto, Ontario M5G 1E6

AND TO: ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF BEMA GOLD CORPORATION

AND TO: ALL HOLDERS OF WARRANTS TO PURCHASE COMMON SHARES OF BEMA GOLD CORPORATION

AND TO: ALL HOLDERS OF CONVERTIBLE NOTES OF BEMA GOLD CORPORATION

AND TO: ALL DIRECTORS OF BEMA GOLD CORPORATION

AND TO: THE AUDITOR FOR BEMA GOLD CORPORATION

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AND TO:

KINROSS GOLD CORPORATION
40 King Street West, 52nd Floor
Toronto, Ontario M5H 3Y2
Tel: (416) 365-5123
Fax: (416) 363-6622

c/o **BLAKE, CASSELS & GRAYDON LLP**
Barristers & Solicitors
Suite 2800, 199 Bay Street
Commerce Court West
Toronto, Ontario M5L 1A9

Bradley E. Berg
Tel: (416) 863-4316
Fax: (416) 863-2653

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APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

(a) An interim order (the "**Interim Order**") for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), with respect to an arrangement (the "**Arrangement**") of Bema Gold Corporation ("**Bema**") arising out of proposed transactions with Kinross Gold Corporation ("**Kinross**"), as proposed by Bema and described in the Bema management information circular (the "**Circular**");

(b) A final order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

(c) Such further and other relief as this Honourable Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

(a) Section 192 of the CBCA;

(b) All statutory requirements under section 192 and other applicable provisions of the CBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(c) Bema wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

(d) There is no practicable way to effect the Arrangement other than under s. 192 of the CBCA;

(e) The Arrangement is fair and reasonable;

(f) Bema and Kinross intend to rely upon the securities registration exemption found in section 3(a)(10) of the United States Securities Act, 1933;

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(g) The directions set forth in any Interim Order this Court may grant and the shareholder approvals required will be followed and obtained by the date of the return of this Application;

(h) Rules 14.05, 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

(i) Such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

(a) The Affidavit of Roger Richer on behalf of Bema, to be sworn, and the exhibits thereto;

(b) A further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of Bema, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c) Such further and other materials as counsel may advise and this Honourable Court may permit.

December 19, 2006

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637

Timothy M. Banks LSUC#: 45327N
Tel: (416) 869-5216
Fax: (416) 947-0866

Solicitors for the Applicant

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Court File No. 06-CL-6805

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BEMA GOLD CORPORATION

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding Commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637

Timothy M. Banks LSUC#: 45327N
Tel: (416) 869-5216
Fax: (416) 947-0866

Solicitors for the Applicant

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SCHEDULE H

COMPARISON OF SHAREHOLDER RIGHTS

          On Completion of the Arrangement, Bema Shareholders will receive shares of Kinross, a corporation incorporated under the OBCA. The OBCA provides shareholders with substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the CBCA and the OBCA which management of the Company considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the share exchange contemplated under the Arrangement which may be of importance to them.

•

Director Residency Requirements. Under the CBCA, at least 25% of a company’s directors must be resident Canadians. Under the OBCA, a majority of a company’s directors must be resident Canadians, and a majority of the members of any committee of directors, must be resident Canadians.

•

Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws, or in the absence of such by-law, at the place within Canada that the directors determine, or it may be held at a place outside Canada if such place is specified in the articles of the company or all the shareholders entitled to vote at the meeting agree the meeting is to be held at that place. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine.

•

Solicitation of Proxies. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident’s proxy circular if (i) proxies are solicited from 15 or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of ‘‘solicit’’ and ‘‘solicitation’’ specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholder concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients.

•

Record Date for Shareholders’ Meetings. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting. Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date, or the deemed record date, preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances.

•

Notice of Shareholders’ Meetings. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. Under the OBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of

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National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21 day period in either statute.

•

Shareholder Proposals. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders’ meeting , provided that (i) the shareholder must have owned, directly or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least Cdn$2,000; or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period. Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders’ meeting.

•

Registered Office. Under the CBCA, a company’s registered office may be at any place in Canada and may be relocated within a province by resolution of the directors. Under the OBCA, a company’s registered office must be in Ontario and may be relocated to a different municipality only with shareholders’ special resolution.

•

Quorum of Directors’ Meetings. Both the CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may quorum be less than 2/5 of the directors or the minimum number of directors. Further, the CBCA requires that 25% of the directors present at the meeting (or at least one if less than four directors are appointed) be resident Canadians while the OBCA requires that a majority of the directors present be resident Canadians.

•

Corporate Records. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act and other statues administered by the Minister of National Revenue (such as the Excise Tax Act). Also under the CBCA, if records are kept outside of Canada companies are required to provide access to their records at a location in Canada, by computer terminal or other technology. The OBCA and related Ontario statutes require records to be kept in Ontario.

•	Short Selling. Under the CBCA, insiders of the Company are prohibited from short selling any securities of the Company. The OBCA has no such requirement.

•

Oppression Remedy. The OBCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA will only allow a court to grant relief if the effect actually exists (that is, it must be more than merely threatened).

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SCHEDULE I

DISSENT PROVISIONS OF THE CBCA

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

2.

Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

2.1	If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

3.

Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

4.

No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5.

Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

6.

Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

7.

Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

8.

Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

9.	Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

10.

Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

11.

Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

	(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

	(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

12.

Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

	(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

	(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

13.	Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

14.

Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

15.

Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

16.

Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

17.

Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

18.	No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

19.	Parties — On an application to a court under subsection (15) or (16),

	(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

	(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

20.

Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

21.	Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

22.	Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

23.

Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

24.

Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

25.

Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

	(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

26.	Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

	(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

	(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Please direct all inquiries to:

Questions and Further Assistance
If you have any questions regarding the information contained in this document or require assistance in completing your proxy form, please contact the Corporation’s proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-598-0048